Form 10-K, Exhibit 13
period 1993-12-31
CHRIS CRAFT INDUSTRIES INC
filed 1994-03-31
CIK 20067

CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

- ---------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)                    FIRST      SECOND         THIRD      FOURTH
                                                                  QUARTER     QUARTER       QUARTER     QUARTER     YEAR
YEAR ENDED DECEMBER 31, 1993
OPERATING REVENUES..................................              $ 96,285    $120,277      $106,725    $116,446   $439,733
OPERATING INCOME....................................                 6,714      22,360        20,729      25,529     75,332
INCOME ASSOCIATED WITH TIME WARNER INC. SECURITIES..               108,413     132,986        12,340       2,883    256,622
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST....               121,096     165,480        43,765      54,274    384,615
NET INCOME  ........................................                49,501      62,474        13,012      24,081    149,068
PRIMARY NET INCOME PER SHARE........................                  1.76        2.22           .45         .84       5.26
FULLY DILUTED NET INCOME PER SHARE..................              $   1.33    $   1.68      $    .35    $    .64   $   3.99

YEAR ENDED DECEMBER 31, 1992
OPERATING REVENUES..................................              $ 61,056    $ 75,785      $ 84,219    $110,475   $331,535
OPERATING INCOME (LOSS).............................               (11,942)      9,134         9,913       9,700     16,805
INCOME ASSOCIATED WITH TIME WARNER INC. SECURITIES..                21,522      21,494        22,535      28,508     94,059
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST....                21,007      38,696        42,175      43,493    145,371
NET INCOME  ........................................                10,689      17,294        19,430      17,737     65,150
PRIMARY NET INCOME PER SHARE........................                   .38         .62           .69         .63       2.32
FULLY DILUTED NET INCOME PER SHARE..................              $    .29    $    .46      $    .52    $    .48   $   1.74



CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

INDUSTRY SEGMENT INFORMATION

The following table sets forth information for the years indicated in accordance with Statement No. 14 of the Financial Accounting Standards Board. The business of each industry segment is described elsewhere in this Annual Report.


- ------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                        OPERATING    OPERATING    DEPRECIATION AND   CAPITAL       IDENTIFIABLE
                                                 REVENUES  INCOME (LOSS)(b)  AMORTIZATION   EXPENDITURES       ASSETS
                                                ---------- ---------------- --------------  ------------     ----------
YEAR ENDED DECEMBER 31, 1993
TELEVISION DIVISION................             $  411,999    $   87,811      $   20,430     $   11,618      $2,232,294(c)
INDUSTRIAL DIVISION................                 27,734           602             524            355          11,124
OTHER (a)   .......................                     --       (13,081)             26              7          39,760
                                                $  439,733    $   75,332      $   20,980     $   11,980      $2,283,178
YEAR ENDED DECEMBER 31, 1992
TELEVISION DIVISION................             $  307,883    $   27,896      $   12,667     $   10,740      $2,135,038(c)
INDUSTRIAL DIVISION................                 23,652         1,392             479            480           9,900
OTHER (a)   .......................                    --       (12,483)             252              3          15,756
                                                $  331,535    $   16,805      $   13,398     $   11,223      $2,160,694
YEAR ENDED DECEMBER 31, 1991
TELEVISION DIVISION................             $  262,568    $    4,042      $    7,639     $   10,622      $2,001,745(c)
INDUSTRIAL DIVISION ...............                 21,267         1,268             411            934           8,630
OTHER (a)   .......................                    --        (9,125)              72             96          39,400
                                                $  283,835    $  (3,815)      $    8,122     $   11,652      $2,049,775


(a) Consists of Corporate Office and subsidiaries not included in Television Division or Industrial Division. Related operating loss consists solely of general and administrative expenses and, accordingly, excludes nonoperating income. Related assets consist primarily of cash and marketable securities.

(b) See Consolidated Statements of Income for the reconciliation of operating income (loss) to net income.

(c) Includes marketable securities having an aggregate carrying value of $1,495,610 at December 31, 1993, $1,256,546 at December 31, 1992 and $1,632,478
at December 31, 1991.

STOCK PRICE, DIVIDEND AND RELATED INFORMATION



Chris-Craft common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange. The high and low sales prices reported in the consolidated transaction reporting system are shown below for the periods indicated. Since Chris-Craft Class B common stock is ordinarily nontransferable, there is no trading market for such class.

- --------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,               1993             1992
                                 -------------------------------
                                  High    Low      High    Low

FIRST QUARTER.................   35 5/8  31 1/8   27 7/8  24 3/4
SECOND QUARTER................   35 3/4  30 5/8   28 1/4  25 1/8
THIRD QUARTER.................   42 5/8  34 1/4   27 3/8  25 3/4
FOURTH QUARTER................   43 3/8  35 3/8   33 7/8  26 1/8

   Chris-Craft paid a 3% stock dividend on its common stock in April 1993 and a 2% stock dividend on its common stock in April 1992. Chris-Craft has declared a 3% stock dividend payable in April 1994. The Board of Directors plans to continue to consider, on an annual basis, the payment of dividends in common stock. As of February 28, 1994, there were 3,495 holders of record of common stock and 2,378 holders of record of Class B common stock.

REPORT OF INDEPENDENT ACCOUNTANTS
- --------------------------------------------------------------------------------
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHRIS-CRAFT INDUSTRIES, INC.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of Chris-Craft Industries, Inc. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of Chris-Craft Industries, Inc. for the year ended December 31, 1991 were audited by other independent accountants whose report dated February 10, 1992 expressed an unqualified opinion on those statements.


/s/ Price Waterhouse

New York, New York
February 8, 1994

CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS





- ---------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                        DECEMBER 31,
                                                                          -------------------------
                                                                             1993           1992
ASSETS
CURRENT ASSETS:

CASH AND CASH EQUIVALENTS........................................         $   40,497     $  177,013
MARKETABLE SECURITIES
   (SUBSTANTIALLY ALL U.S. GOVERNMENT AND,
   IN 1992, SECURITIES REDEEMED) ................................          1,495,610        806,524
ACCOUNTS RECEIVABLE,
   LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS OF $6,319 AND $4,869.....             89,869         81,344
FILM CONTRACT AND PREPAID BROADCAST RIGHTS.......................             98,882        104,128
PREPAID EXPENSES AND OTHER CURRENT ASSETS........................             65,913         60,186
   TOTAL CURRENT ASSETS..........................................          1,790,771      1,229,195

NONCURRENT MARKETABLE SECURITIES.................................               --          450,022



FILM CONTRACT RIGHTS, INCLUDING DEPOSITS,

   LESS ESTIMATED PORTION TO BE USED WITHIN ONE YEAR.............             87,197         83,390

PROPERTY AND EQUIPMENT, AT COST:

LAND, BUILDINGS AND IMPROVEMENTS ................................             36,935         34,721
MACHINERY AND EQUIPMENT..........................................             92,252         88,219
                                                                             129,187        122,940
LESS-ACCUMULATED DEPRECIATION....................................             74,726         67,908
                                                                              54,461         55,032

INTANGIBLE ASSETS................................................            333,925        338,200


OTHER ASSETS.....................................................             16,824          4,855
                                                                          $2,283,178     $2,160,694





LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:

CURRENT PORTION OF LONG-TERM DEBT ..................................      $     --       $   15,625
FILM CONTRACTS PAYABLE WITHIN ONE YEAR..............................         112,798        139,731
ACCOUNTS PAYABLE AND ACCRUED EXPENSES...............................         107,338        100,792
INCOME TAXES PAYABLE................................................          74,764         73,407
   TOTAL CURRENT LIABILITIES........................................         294,900        329,555

FILM CONTRACTS PAYABLE AFTER ONE YEAR...............................          95,699        131,803

OTHER LONG-TERM LIABILITIES.........................................          18,737         22,383

MINORITY INTEREST...................................................         615,615        565,206

COMMITMENTS AND CONTINGENCIES (NOTE 10)

SHAREHOLDERS' INVESTMENT:
CUMULATIVE PREFERRED STOCK-

   PRIOR PREFERRED STOCK- $1.00 DIVIDEND;  STATED AT
      LIQUIDATING VALUE OF $21.50
      PER SHARE; CURRENTLY AUTHORIZED 73,399
      SHARES; OUTSTANDING 73,399 SHARES.............................           1,578          1,578
   CONVERTIBLE PREFERRED STOCK- $1.40 DIVIDEND; STATED AT $17.50
      PER SHARE; CURRENTLY AUTHORIZED 297,946 SHARES; OUTSTANDING
      297,946 AND 305,833 SHARES (LIQUIDATING VALUE $23 PER SHARE,
      AGGREGATING $6,853)...........................................           5,214          5,352
CLASS B COMMON STOCK- PAR VALUE $.50 PER SHARE; CURRENTLY AUTHORIZED
      50,000,000 SHARES; OUTSTANDING 7,379,866 AND 7,396,488 SHARES.           3,690          3,698
COMMON STOCK- PAR VALUE $.50 PER SHARE; CURRENTLY AUTHORIZED 100,000,000
      SHARES; OUTSTANDING 19,911,536 AND 18,712,312 SHARES..........          10,747         10,147
CAPITAL SURPLUS.....................................................         275,443        253,242
RETAINED EARNINGS...................................................         961,555        837,730
                                                                           1,258,227      1,111,747
                                                                          $2,283,178     $2,160,694


The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME



- ---------------------------------------------------------------------------------------------------

(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)                      YEAR ENDED DECEMBER 31,
                                                           ----------------------------------------
                                                              1993           1992           1991
OPERATING REVENUES:

TELEVISION REVENUES.................................       $  411,999     $  307,883     $  262,568
SALES OF MANUFACTURED PRODUCTS......................           27,734         23,652         21,267
                                                              439,733        331,535        283,835

OPERATING EXPENSES:

TELEVISION EXPENSES.................................          230,088        208,031        199,056
COST OF MANUFACTURED PRODUCTS SOLD..................           21,523         18,025         16,215
SELLING, GENERAL AND ADMINISTRATIVE.................          112,790         88,674         72,379
                                                              364,401        314,730        287,650
   OPERATING INCOME (LOSS)..........................           75,332         16,805         (3,815)



OTHER INCOME (EXPENSE):

INCOME ASSOCIATED WITH TIME WARNER INC. SECURITIES, NET       256,622         94,059         87,657
INTEREST AND OTHER INCOME, NET......................           52,661         36,790         51,507
INTEREST EXPENSE....................................               --         (2,283)        (2,350)
                                                              309,283        128,566        136,814
   INCOME BEFORE PROVISION FOR INCOME TAXES
         AND MINORITY INTEREST......................          384,615        145,371        132,999

PROVISION FOR INCOME TAXES..........................          147,200         37,800         34,300
   INCOME BEFORE MINORITY INTEREST..................          237,415        107,571         98,699

MINORITY INTEREST...................................          (88,347)       (42,421)       (40,441)
   NET INCOME.......................................       $  149,068     $   65,150     $   58,258



NET INCOME PER SHARE:

   PRIMARY..........................................       $     5.26     $     2.32     $     2.05
   FULLY DILUTED....................................       $     3.99     $     1.74     $     1.55





The accompanying notes to consolidated financial statements are an integral part of these statements.

CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS



- ----------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS)                                                            YEAR ENDED DECEMBER 31,
                                                                            ------------------------------------------
                                                                              1993            1992              1991
CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME                                                                $  149,068      $   65,150        $   58,258

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED
   FROM (USED IN) OPERATING ACTIVITIES:

      FILM CONTRACT AMORTIZATION                                             102,768         117,659           134,756
      FILM CONTRACT PAYMENTS                                                (147,557)       (103,174)         (108,480)
      PREPAYMENT OF BROADCAST RIGHTS                                         (34,426)           --                --
      DEPRECIATION AND OTHER AMORTIZATION                                     20,980          13,398             8,122
      GAIN ON DISPOSITION OF TIME WARNER INC. SECURITIES                    (219,373)         (8,082)           (5,471)
      MINORITY INTEREST                                                       88,347          42,421            40,441
      OTHER (PRIMARILY NONCASH TIME WARNER INC. DIVIDEND
         INCOME IN 1992 AND 1991)                                             (7,813)        (36,788)          (26,597)
      CHANGES IN ASSETS AND LIABILITIES, NET OF AMOUNTS
         ACQUIRED IN 1992 ACQUISITION:
            ACCOUNTS RECEIVABLE                                               (9,108)          10,703             (748)
            OTHER ASSETS                                                      (7,884)           8,958             4,965
            ACCOUNTS PAYABLE AND OTHER LIABILITIES                             4,386          (11,143)            4,438
            INCOME TAXES                                                       6,230            2,408           (20,050)
               NET CASH PROVIDED FROM (USED IN)
                 OPERATING ACTIVITIES                                        (54,382)         101,510            89,634
CASH FLOWS FROM INVESTING ACTIVITIES:
DISPOSITION OF MARKETABLE SECURITIES                                         947,015          404,976            83,867
PURCHASE OF MARKETABLE SECURITIES                                           (938,896)           --              (87,590)
PURCHASE OF PINELANDS, INC., NET OF CASH ACQUIRED                               --           (279,422)           (1,304)
CAPITAL EXPENDITURES, NET                                                    (11,197)         (11,074)          (11,641)
OTHER                                                                         (8,227)          (3,196)           (4,632)
               NET CASH PROVIDED FROM (USED IN)
                 INVESTING ACTIVITIES                                        (11,305)         111,284           (21,300)
CASH FLOWS FROM FINANCING ACTIVITIES:
CAPITAL TRANSACTIONS OF SUBSIDIARIES                                         (50,081)         (90,824)          (35,976)
REPAYMENT OF LONG-TERM DEBT                                                  (15,625)          (1,875)           (1,875)
PURCHASE OF TREASURY STOCK                                                    (9,964)          (8,451)          (13,401)
PROCEEDS FROM EXERCISE OF EMPLOYEE STOCK OPTIONS                               5,336            3,863             1,790
DIVIDENDS ON PREFERRED STOCK                                                    (495)            (505)             (507)
               NET CASH USED IN FINANCING ACTIVITIES                         (70,829)         (97,792)          (49,969)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (136,516)         115,002            18,365
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               177,013           62,011            43,646
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $   40,497       $  177,013        $   62,011





The accompanying notes to consolidated financial statements are an integral part of these statements.

CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT




- ----------------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                   TREASURY
                                              OUTSTANDING SHARES          SHARES                   DOLLAR AMOUNT

                                                                                          PRE-                    TREAS-   MARKET
                                               CLASS B   $1.00   $1.40            COMMON FERRED  CAPITAL  RETAINED  URY  VALUATION
                                    COMMON     COMMON  PREFFERED PREFERRED COMMON STOCKS STOCKS  SURPLUS  EARNINGS STOCK  ACCOUNT
BALANCE AT DECEMBER 31, 1990 ...  17,239,054  7,979,867 73,399  310,515     --   $13,400 $7,012 $244,517 $740,433  $ --  $(32,083)
NET INCOME .....................        --         --     --       --       --      --     --       --     58,258    --      --
NONCURRENT MARKETABLE SECURITIES
   VALUATION ADJUSTMENT ........        --         --     --       --       --      --     --       --       --      --    32,083
CAPITAL TRANSACTIONS OF BHC ....        --         --     --       --       --      --     --       (581)    --      --      --
DIVIDENDS ON PREFERRED STOCK ...        --         --     --       --       --      --     --       --       (507)   --      --
COMMON STOCK DIVIDEND - 2% .....     343,176    158,345   --       --       --       251   --     11,916  (12,167)   --      --
CONVERSION OF PREFERRED STOCK ..      48,180      3,707   --     (1,875)    --        26    (33)       7     --      --      --
CONVERSION OF CLASS B
   COMMON STOCK ................     491,981   (491,981)  --       --       --      --     --       --       --      --      --
STOCK OPTIONS, INCLUDING RELATED
   TAX BENEFITS ................      69,934     37,796   --       --       --        54   --      2,007     --      --      --
ACQUISITION OF TREASURY STOCK ..        --         --     --       --   (429,700)   --     --       --       --   (11,880)   --
RETIREMENT OF TREASURY STOCK ...    (429,700)      --     --       --    429,700    (215)  --    (11,665)    --    11,880    --
BALANCE AT DECEMBER 31, 1991 ...  17,762,625  7,687,734 73,399  308,640     --    13,516  6,979  246,201  786,017    --      --
NET INCOME .....................        --         --     --       --       --      --     --       --     65,150    --      --
CAPITAL TRANSACTIONS OF BHC ....        --         --     --       --       --      --     --       (688)    --      --      --
DIVIDENDS ON PREFERRED STOCK ...        --         --     --       --       --      --     --       --       (504)   --      --
COMMON STOCK DIVIDEND -2% ......     355,899    151,448   --       --       --       254   --     12,679  (12,933)   --      --
CONVERSION OF PREFERRED STOCK ..      79,456       --     --     (2,807)    --        40    (49)       9     --      --      --
CONVERSION OF CLASS B
   COMMON STOCK ................     442,694   (442,694)  --       --       --      --     --       --       --      --      --
STOCK OPTIONS, INCLUDING RELATED
   TAX BENEFITS ................     421,838       --     --       --       --       210   --      4,852     --      --      --
ACQUISITION OF TREASURY STOCK ..        --         --     --       --   (350,200)   --     --       --       --    (9,986)   --
RETIREMENT OF TREASURY STOCK ...    (350,200)      --     --       --    350,200    (175)  --     (9,811)    --     9,986    --
BALANCE AT DECEMBER 31, 1992 ...  18,712,312  7,396,488 73,399  305,833     --    13,845  6,930  253,242  837,730    --      --
NET INCOME .....................        --         --     --       --       --      --     --       --    149,068    --      --
CAPITAL TRANSACTIONS OF BHC ....        --         --     --       --       --      --     --     (1,701)    --      --      --
DIVIDENDS ON PREFERRED STOCK ...        --         --     --       --       --      --     --       --       (495)   --      --
COMMON STOCK DIVIDEND - 3% .....     559,637    221,799   --       --       --       391   --     24,357  (24,748)   --      --
CONVERSION OF PREFERRED STOCK ..     148,535     78,731   --     (7,887)    --       114   (138)      24     --      --      --
CONVERSION OF CLASS B
   COMMON STOCK ................     317,152   (317,152)  --       --       --      --     --       --       --      --      --
STOCK OPTIONS, INCLUDING RELATED
   TAX BENEFITS ................     439,700       --     --       --       --       220   --      8,517     --      --      --
ACQUISITION OF TREASURY STOCK ..        --         --     --       --   (265,800)   --     --       --       --    (9,129)   --
RETIREMENT OF TREASURY STOCK ...    (265,800)      --     --       --    265,800    (133)  --     (8,996)    --     9,129    --
BALANCE AT DECEMBER 31, 1993 ...  19,911,536  7,379,866 73,399  297,946     --   $14,437 $6,792 $275,443 $961,555   $--     $--





The accompanying notes to consolidated financial statements are an integral part of these statements.

CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- --------------------------------------------------------------------------------
(A)  PRINCIPLES  OF  CONSOLIDATION-The   accompanying   consolidated   financial
statements include the accounts of Chris-Craft Industries, Inc. and its subsidiaries, including Chris-Craft's majority owned (70.3% at December 31, 1993 and 69.1% at December 31, 1992) television broadcasting subsidiary, BHC Communications, Inc. BHC wholly owned subsidiaries operate three television stations (including WWOR, acquired August 1992 in the transaction described below), and BHC's majority owned (54.3% at December 31, 1993 and 52.9% at
December 31, 1992)  subsidiary,   United Television,  Inc. (UTV),  operates five
television stations. The pro rata interests of BHC and UTV minority shareholders in the net income of the respective companies are reflected as minority interest
in  the   accompanying   Consolidated   Statements   of  Income.   The  minority
shareholders' interests in the net assets of BHC and UTV are reflected as minority interest in the accompanying Consolidated Balance Sheets. Intercompany accounts and transactions have been eliminated.

   In August 1992, BHC acquired all outstanding shares of Pinelands, Inc., other than the 4.9% of such shares which BHC had previously acquired. Pinelands owns and operates independent television station WWOR, which broadcasts into a tri-state area including New York City. The total acquisition price, including the cost of previously acquired Pinelands shares and expenses related to the acquisition, was approximately $313 million. The acquisition, funded from BHC's internal cash balances, has been accounted for as a purchase. Pinelands' assets and liabilities at the acquisition date have been recorded at their estimated fair values, and the excess of purchase price over the fair value of net assets acquired, totalling $305,897,000, is being amortized on a straight-line basis over 40 years. The following unaudited pro forma consolidated financial information for 1992 and 1991 has been prepared as if the acquisition had occurred at the beginning of each year. Such pro forma information does not purport to be indicative of the results of operations that actually would have been obtained if the acquisition had occurred on the dates indicated or that may be obtained in the future.

- --------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)        YEAR ENDED DECEMBER 31,
                                               -----------------------
                                                  1992          1991

          OPERATING REVENUES .............     $ 423,455     $ 446,740
          NET INCOME .....................     $  57,338     $  56,091
          NET INCOME PER SHARE -
             PRIMARY .....................     $    2.04     $    1.98
             FULLY DILUTED ...............     $    1.54     $    1.50

(B) FINANCIAL INSTRUMENTS-Cash and cash equivalents totalled $40,497,000 at December 31, 1993 and $177,013,000 at December 31, 1992. Cash equivalents are money market securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

   Marketable securities are carried at cost, and related fair values are based on quoted market prices. Current marketable securities consist primarily of (i) U.S. Government securities totalling $1,372,602,000 at December 31, 1993 and $536,013,000 at December 31, 1992 and (ii) at December 31, 1992, $255,649,000 of
Time Warner Inc. convertible preferred stock which was redeemed in February 1993. The fair value of current marketable securities totalled $1,497,540,000 at December 31, 1993 and $899,000,000 at December 31, 1992.

   Noncurrent marketable securities at December 31, 1992 totalled $450,022,000 and had an aggregate fair value of $547,734,000. Those securities consisted primarily of Time Warner convertible preferred stock other than the stock mentioned in the preceding paragraph, all of which were disposed in 1993.

(C) FILM CONTRACTS-Chris-Craft's television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the films become available for telecasting.

   Contracts are amortized over the estimated number of showings using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and ultimate total cost for each contract. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1993 are $47,269,000, $26,858,000, $12,576,000 and $8,996,000 in 1995, 1996, 1997 and thereafter, respectively. The net present value at December 31, 1993 of such payments, based on a 6% discount rate, was approximately $83,100,000. See Note 10.

(D) DEPRECIATION AND AMORTIZATION- Depreciation of property and equipment is generally provided for on the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) INTANGIBLE ASSETS-Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. The carrying values of such intangibles as of December 31, 1993 and 1992 are as follows:

- --------------------------------------------------------------------------------
          (IN THOUSANDS)                         1993           1992

          Television Division ..........       $333,151       $337,426
          Industrial Division ..........            774            774
                                               $333,925       $338,200

   Television Division amounts primarily relate to WWOR and are being amortized on a straight-line basis over 40 year periods. Accumulated amortization of intangible assets totalled $28,690,000 at December 31, 1993 and $19,420,000 at December 31, 1992. Intangible assets at December 31, 1993 are net of negative goodwill totalling $9,244,000 resulting from purchases by BHC of its own shares at prices less than net book value.

(F)REVENUE RECOGNITION AND BARTER TRANSACTIONS-Revenue is recognized upon broadcast of television advertising and upon shipment of manufactured products. Barter (nonmonetary) transactions are recorded at the time related agreements are consummated. The estimated fair value of goods or services received is recognized as revenue when the air time is used by the advertiser.

(G) INCOME PER SHARE-Income per share amounts for all periods presented give retroactive effect to all common stock dividends declared through February 8, 1994. Primary per share amounts were computed by dividing income, after preferred stock dividend requirements of $493,000 in 1993, $504,000 in 1992, and $506,000 in 1991, by the average number of common and, when dilutive, common equivalent, shares outstanding (28,254,000 in 1993, 27,913,000 in 1992 and 28,117,000 in 1991). Stock options are the only common share equivalents.

   Fully diluted per share amounts further assume conversion of the average number of $1.40 convertible preferred shares outstanding.

(H) SUPPLEMENTAL CASH FLOW INFORMATION-Cash paid for income taxes totalled $142,465,000 in 1993, $33,590,000 in 1992 and $54,348,000 in 1991.

(I) RECLASSIFICATIONS-Certain prior period amounts have been reclassified to conform to the current year presentation.

2. BHC COMMUNICATIONS, INC.:
- --------------------------------------------------------------------------------
   From January 1984 through August 1989, Chris-Craft held a 57.5% equity interest in BHC and Warner Communications Inc. held the remaining 42.5% interest. In August 1989, BHC was recapitalized, whereupon BHC's outstanding shares consisted of 12,000,000 shares of Class A common stock (all held by Warner and representing 40% of BHC's then outstanding equity), and 18,000,000 shares of Class B common stock (all held by Chris-Craft and representing 60% of BHC's then outstanding equity). Pursuant to the January 10, 1990 merger of Warner and Time Warner, the BHC Class A common shares held by Warner were distributed to former Warner shareholders, including BHC subsidiaries. BHC has acquired additional Class A common shares in open market purchases, and at December 31, 1993, the 18,000,000 Class B common shares held by Chris-Craft represented 70.3% of BHC's total common shares then outstanding for accounting purposes.

   BHC Class B common shares entitle the holder to ten votes per share, and BHC Class A common shares entitle the holder to one vote per share. Accordingly, Chris-Craft held 96% of BHC's voting power at December 31, 1993.

   In November 1992, BHC's Board of Directors declared a special cash dividend of $2.00 per share on BHC's Class A and Class B common stock. The dividend, including $36,000,000 to Chris-Craft, was paid in January 1993. BHC has no current plan to pay future cash dividends.

3. INTERESTS IN WARNER COMMUNICATIONS INC. AND TIME WARNER INC.:
- --------------------------------------------------------------------------------

   From 1984 to 1989, BHC was Warner's largest shareholder, and Warner held a significant minority interest in BHC. Pursuant to the merger of Warner and Time Warner, BHC in 1989 sold for cash 63% of its interest in Warner, and in 1990 exchanged its remaining Warner shares primarily for Time Warner convertible preferred stock. Chris-Craft recorded pretax gains on such transactions totalling $1,896,188,000.

   During 1993, Time Warner redeemed its convertible preferred shares held by BHC for cash and convertible subordinated debentures. Such debentures subsequently were partially redeemed by Time Warner, and the balance was sold. Proceeds from the Time Warner dispositions have been placed primarily in money market instruments having significantly lower yields than the securities disposed. Income associated with Time Warner securities is included in the accompanying Consolidated Statements of Income as follows:

- --------------------------------------------------------------------------------
(IN THOUSANDS)                                      YEAR ENDED DECEMBER 31,
                                            ------------------------------------
                                              1993          1992          1991
GAIN ON DISPOSITION, AFTER
   EXPENSE OF $2,905 IN 1993 .........      $219,373      $  8,082      $  5,471
DIVIDEND INCOME ......................        14,672        85,977        82,186
INTEREST INCOME ......................        22,577          --            --
                                            $256,622      $ 94,059      $ 87,657

   Expense deducted from the 1993 gain on disposition consists of Chris-Craft compensation expense reimbursed by BHC pursuant to its management agreement with Chris-Craft.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:
- --------------------------------------------------------------------------------
Accounts payable and accrued expenses consist of the following:

- --------------------------------------------------------------------------------
(IN THOUSANDS)                                                 DECEMBER 31,
                                                        ------------------------
                                                          1993            1992

ACCOUNTS PAYABLE ...............................        $  7,872        $ 12,066
PAYABLE FOR SECURITIES PURCHASED ...............          15,851           1,535
BHC DIVIDEND PAYABLE ...........................            --            15,893
ACCRUED EXPENSES -
   PAYROLL AND COMPENSATION ....................          29,016          24,241
   DEFERRED BARTER REVENUE .....................          33,252          25,335
   OTHER .......................................          21,347          21,722
                                                        $107,338        $100,792

5. LONG-TERM DEBT:
- --------------------------------------------------------------------------------
   Long-term debt at December 31, 1992 consisted of outstanding 13% subordinated debentures due 1999, which were redeemed at face value in January 1993 and accordingly reflected as a current liability.

6. SHAREHOLDERS' INVESTMENT:
- --------------------------------------------------------------------------------

   Each share of $1.00 prior preferred stock is redeemable by Chris-Craft at $25.00. Each share of $1.40 convertible preferred stock is redeemable by Chris-Craft at $40.00 and is convertible into common stock or Class B common stock as set forth below. Chris-Craft has authorized 10,000,000 shares of preferred stock, $1.00 par value, that may be issued without further shareholder approval, in one or more series, the terms and provisions of which shall be set by the Board of Directors.

   Each share of Class B common stock entitles the holder to ten votes (common stock entitles the holder to one vote per share), is convertible at all times into common stock on a share-for-share basis, is not transferable except to specified persons ("Permitted Transferees") and, in general, carries the same per share dividend and liquidation rights as a share of common stock, except that the Board of Directors may in its discretion declare greater cash dividends per share on the common stock than on the Class B common stock. No additional Class B shares may be issued without further shareholder approval, except upon the conversion of $1.40 convertible preferred shares by holders of record on November 10, 1986 (the record date for the initial distribution of Class B common stock) or Permitted Transferees, or in payment of stock dividends or stock splits on outstanding shares of Class B common stock.

   So long as any Class B common stock is outstanding, each share of $1.40 convertible preferred stock will entitle the holder, if he was the holder on November 10, 1986, to convert such share of $1.40 convertible preferred stock into 9.73794 shares of common stock and 19.47587 shares of Class B common stock and to 203.7 votes (10.03008, 20.06014 and 210.0, respectively, as adjusted for the 1994 stock dividend described below). The foregoing special conversion and voting rights will be available to holders of $1.40 convertible preferred stock transferred after November 10, 1986 only under the same circumstances as those in which the Class B common stock is transferable. Each share of $1.40 convertible preferred stock transferred after November 10, 1986 entitles its holder (other than a Permitted Transferee) to convert such share into 29.21381 shares of common stock and 29.2 votes (30.09022 and 30.1, respectively, as adjusted for the 1994 stock dividend described below).

   Chris-Craft, from time to time, has purchased shares of its capital stock in open market and privately negotiated transactions, including 1993 purchases of 265,800 shares of common stock. At December 31, 1993, 768,502 shares of common stock and 12,899 shares of $1.00 prior preferred stock remained authorized for purchase.

   As of December 31, 1993, shares of Chris-Craft's authorized but unissued common stock were reserved for issuance as follows:

- --------------------------------------------------------------------------------
                                                                     SHARES
CONVERSION OF CLASS B COMMON STOCK ..........................       7,379,866
CONVERSION OF $1.40 CONVERTIBLE PREFERRED STOCK .............       8,704,137*
STOCK OPTIONS (INCLUDING OPTIONS OUTSTANDING
   FOR 1,488,698 SHARES) ....................................       1,616,062
STOCK PURCHASE PLAN .........................................          20,000
                                                                   17,720,065

*Including Class B common shares.

   On January 27, 1994, the Board of Directors declared a 3% common stock dividend, payable in April 1994, which will increase by 3% Chris-Craft's common and Class B common shares outstanding and will also increase by 3% the number of common shares issuable upon conversion of Chris-Craft's $1.40 convertible preferred stock and upon exercise of stock options. Applicable conversion rates and exercise prices will be adjusted accordingly.

7. STOCK OPTIONS:
- --------------------------------------------------------------------------------
   Under the 1988 Management Incentive Plan, options (including Incentive Stock Options) to purchase shares of common stock may be granted from time to time to employees of Chris-Craft and its subsidiaries, at prices not less than the fair market value at date of grant. As of December 31, 1993, approximately 50
employees   were  eligible  to   participate  in  the  Plan,  of  whom  33  were
participating. Options are exercisable in cumulative annual installments of 331/3% commencing one year from date of grant, and expire over a period determined by the Plan committee, which may not exceed ten years from date of grant. Options granted under the Plan expire five years from date of grant. Since substantially all options authorized under the Plan have been awarded, Chris-Craft anticipates adoption of a new plan having similar provisions, under which options for 2,500,000 shares may be granted.

   Stock option transactions during the year ended December 31, 1993 were as follows:
- --------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)

                                    SHARES        OPTION PRICE
                                 UNDER OPTION      PER SHARE          TOTAL
OUTSTANDING,
   DECEMBER 31, 1992 ......       1,744,246      $17.77-$31.99      $   46,379
INCREASE TO REFLECT
   3% STOCK DIVIDEND ......          52,243               --              --
GRANTED ...................          68,000        35.00-37.25           2,488
EXERCISED .................        (586,163)       17.77-31.61         (10,767)
OUTSTANDING,
   DECEMBER 31, 1993 ......       1,278,326      $18.73-$37.25      $   38,100

   At December 31, 1993, options outstanding under the Plan were exercisable for 810,523 shares at prices ranging from $18.73 to $31.99 per share, and options for 179 shares were available for grant. Options outstanding expire at various dates from March 1994 through December 1998.

   Under the shareholder approved 1989 Director Stock Option Plan, immediately exercisable options to purchase shares of common stock are granted annually to non-employee directors of Chris-Craft at prices equal to fair market value at date of grant. At December 31, 1993, such options expiring from November 1994 through April 1998 had been granted for 210,372 shares at exercise prices ranging from $25.73 to $31.88 per share, and options for 127,185 shares were available for grant. Such options will not be granted if a similar new plan for 300,000 shares, proposed by Chris-Craft, is adopted.

   Proceeds from the exercise of options are credited to common stock to the extent of par value, and the remainder is credited to capital surplus, except that, when treasury stock is issued, the treasury stock account is reduced by the average cost of the treasury stock, and any difference between such cost and the exercise price is charged or credited to capital surplus. Related income tax benefits which accrue to Chris-Craft are credited to capital surplus.

8. RETIREMENT PLANS:
- --------------------------------------------------------------------------------

   Chris-Craft and UTV maintain noncontributory defined benefit pension plans covering substantially all their employees. Benefits accrue annually based on compensation paid to participants each year. The funding policy is to contribute annually to the plans amounts sufficient to fund current service costs and to amortize any unfunded accrued liability over periods not to exceed 30 years.

   Pension   expense,   including   amounts   accrued  in  Chris-Craft  and  UTV
nonqualified plans for retirement benefits in excess of statutory limitations, was as follows:

- --------------------------------------------------------------------------------
(IN THOUSANDS)                                  YEAR ENDED DECEMBER 31,
                                        -------------------------------------
                                           1993          1992          1991
SERVICE COST ......................     $   2,358     $   1,634     $   1,675
INTEREST COST ON PROJECTED
   BENEFIT OBLIGATION .............         1,861         1,676         1,470
ACTUAL RETURN ON PLAN ASSETS ......        (1,516)       (1,037)       (1,717)
AMORTIZATION OF
   DEFERRED ITEMS .................           250           (27)          996
                                        $   2,953     $   2,246     $   2,424

The estimated funded status of the Chris-Craft and UTV plans, including amounts accrued in the nonqualified plans, was as follows:
- --------------------------------------------------------------------------------
(IN THOUSANDS)                                                DECEMBER 31,
                                                         ---------------------
                                                           1993         1992
ACTUARIAL PRESENT VALUE OF:
   VESTED BENEFIT OBLIGATION .......................     $(20,366)    $(16,434)
   NONVESTED BENEFIT OBLIGATION ....................       (1,412)      (1,144)
         ACCUMULATED BENEFIT OBLIGATION ............      (21,778)     (17,578)
   EFFECT OF PROJECTED COMPENSATION
      INCREASES ....................................       (7,709)      (7,143)
         PROJECTED BENEFIT OBLIGATION ..............      (29,487)     (24,721)
FAIR VALUE OF PLAN ASSETS (PRIMARILY LISTED
   SECURITIES AND TEMPORARY INVESTMENTS) ...........       18,779       15,796
         EXCESS ....................................      (10,708)      (8,925)
UNRECOGNIZED NET ASSET AT DATE OF
   INITIAL APPLICATION OF SFAS NO. 87,
   BEING AMORTIZED OVER 15 YEARS ...................         (333)        (382)
UNRECOGNIZED NET LOSS FROM PAST EXPERIENCE,
   BEING AMORTIZED OVER 15 YEARS ...................        2,621        1,838
         PENSION LIABILITY .........................     $ (8,420)    $ (7,469)

   Assumptions used in accounting for pension plans are as follows (except that the discount rate has been reduced to 7.25% and the future compensation increase rate has been reduced to 4.50% effective with the computation of the December 31, 1993 pension liability):

- --------------------------------------------------------------------------------
DISCOUNT RATE ................................................    7.75%
RATE OF INCREASE IN FUTURE COMPENSATION LEVELS ...............    5.00%
EXPECTED LONG-TERM RATE OF RETURN ON ASSETS ..................    7.75%

   Chris-Craft and certain of its subsidiaries maintain other retirement plans, primarily stock purchase and profit sharing plans. The aggregate costs of such plans, including related amounts accrued in the nonqualified plans referred to above, were $8,395,000 in 1993, $6,723,000 in 1992 and $2,687,000 in 1991.

9. INCOME TAXES:
- --------------------------------------------------------------------------------
   Effective January 1, 1993, Chris-Craft adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", under which deferred income tax amounts reflect the expected future tax consequences arising from temporary differences in the bases of assets and liabilities for financial accounting and income tax purposes. The cumulative effect of adoption of SFAS 109, the amount of which is immaterial, is included in the 1993 provision for income taxes.

   Income taxes are provided in the accompanying consolidated statements of income as follows:

- --------------------------------------------------------------------------------
(IN THOUSANDS)                                 YEAR ENDED DECEMBER 31,
                                    -------------------------------------------
                                       1993             1992             1991
CURRENT (INCLUDING 1993 EFFECT
   OF ADOPTION):
      FEDERAL ..............        $ 131,167        $  26,068        $  26,700
      STATE ................           16,475            8,100            6,625
                                      147,642           34,168           33,325
DEFERRED:
      FEDERAL ..............           (2,467)           3,482              925
      STATE ................            2,025              150               50
                                         (442)           3,632              975
                                    $ 147,200        $  37,800        $  34,300

   Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

- --------------------------------------------------------------------------------
(IN THOUSANDS)                                   YEAR ENDED DECEMBER 31,
                                        -------------------------------------
                                           1993          1992          1991
TAXES AT FEDERAL
   STATUTORY RATE .................     $ 134,615     $  49,426     $  45,220
STATE INCOME TAXES, NET ...........        12,017         5,445         4,406
AMORTIZATION OF INTANGIBLE

   ASSETS .........................         2,847         1,463           502
DIVIDEND EXCLUSION ................        (3,984)      (20,574)      (19,599)
ENACTED RATE CHANGE
   (TO 35% FROM 34%) ..............        (1,241)         --            --
CAPITAL LOSSES NOT BENEFITTED .....          --             612         2,665
OTHER .............................         2,946         1,428         1,106
                                        $ 147,200     $  37,800     $  34,300

   Deferred tax assets and deferred tax liabilities at December 31, 1993 reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:

- --------------------------------------------------------------------------------
(IN THOUSANDS)

ACCRUED LIABILITIES NOT DEDUCTIBLE UNTIL PAID ..............        $ 34,375
INVESTMENTS ................................................           6,186
FILM CONTRACT RIGHTS .......................................          14,399
TAX CREDIT CARRYFORWARDS ...................................           3,341
OTHER ......................................................           4,531
                                                                      62,832

VALUATION ALLOWANCE ........................................          (9,464)
      DEFERRED TAX ASSETS, NET .............................          53,368

PROPERTY AND EQUIPMENT .....................................          (4,033)
OTHER ......................................................            (336)
      DEFERRED TAX LIABILITIES .............................          (4,369)
      NET DEFERRED TAX ASSETS ..............................        $ 48,999

   The valuation allowance reflects the inability to predict the realization of future tax benefits relating to tax credit carryforwards and future dispositions of certain investments having tax bases greater than related financial statement carrying amounts.

   A tax benefit of $3,402,000 arising from the exercise of employee stock options was credited to capital surplus in 1993.

   Certain states have audited income tax returns filed with them by Chris-Craft and its subsidiaries, and are considering to propose adjustments increasing the amount of income taxable by such states. Chris-Craft believes that reserves previously provided are adequate to cover any additional taxes and interest which might ultimately become payable.


10. Commitments and Contingencies:
- ------------------------------------------------------------------------------
   The aggregate amount payable by Chris-Craft's television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheet, totalled $117,900,000 at December 31, 1993 (including $28,500,000 applicable to UTV).

   Montrose Chemical Corporation of California, whose stock is 50% owned by Chris-Craft and 50% by a subsidiary of Zeneca Inc. (formerly ICI Americas, Inc.), discontinued its manufacturing operations in 1983 and has since been defending claims for costs and damages relating to environmental matters. More recently, Chris-Craft has been named as a defendant in certain of these actions by plaintiffs seeking to hold Chris-Craft liable for Montrose activities. Montrose related expenses of $4,337,000 in 1993, $1,396,000 in 1992 and $5,840,000 in 1991, are included in the accompanying Consolidated Statements of Income under the caption Interest and other income, net.

   Montrose is one of numerous defendants in a suit relating to alleged environmental impairment at the Stringfellow Hazardous Waste Disposal Site in California, brought in 1983 by the Federal government and the State of California, which claim Montrose generated approximately 19% of the waste placed at the site. In 1990, the United States Environmental Protection Agency issued a Record of Decision for the site which selected some of the interim remedial measures preferred by the EPA and the State, the present value of which was estimated by them to be $169 million, although the estimate is subject to potential variations of up to 50%. A ruling issued in 1993 by the Special Master in the suit allocated at least 65% of the liability (under Federal law) at the site to the State of California, and approximately 25% of the liability to the generator defendants (including Montrose). Under California law, the Special Master allocated 100% of the liability to the State. The State is expected to appeal the decision. The United States Department of Justice has sought and received information regarding the relationship between Montrose and its two shareholders in an inquiry directed to the issue whether Chris-Craft, as a shareholder of Montrose, should be added as a party to the Government's Stringfellow suit. During 1993, Montrose and Chris-Craft were among a group of defendants which settled a suit brought by more than 4,000 individual plaintiffs for alleged personal injuries and property damages purportedly caused by substances allegedly released from the Stringfellow site. Montrose paid approximately $7.5 million in settlement, over 80% of which was covered by insurance. Chris-Craft made no payment in the settlement. In June 1990, the Federal government and the State of California commenced an action against Montrose, Chris-Craft, and other defendants, alleging that Montrose and others released hazardous substances into Los Angeles Harbor and adjacent waters, and seeking to recover unspecified monetary damages resulting f rom alleged injury to natural resources. The action also seeks recovery for costs related to alleged hazardous substance contamination of the Montrose plant site in Torrance, California. Montrose is also a defendant in an action brought in 1984 by private parties seeking damages in excess of $15 million, which alleges that Montrose contributed to the contamination of certain property in Richmond, California. Chris-Craft was added as a defendant in 1992. During 1990, Montrose and Chris-Craft were notified by the Federal government of its intention to name each of them as a defendant in an action seeking recovery for alleged damage to natural resources emanating from the Richmond site, and in 1991 the EPA notified Chris-Craft it may seek to include Chris-Craft as one of the parties responsible for remediation at this site. Montrose was named a defendant in two additional private party actions during 1992, one of which also named Chris-Craft. In 1993, Montrose and Chris-Craft were named among 35 defendants in a suit by the owners of a former pesticide formulation site in Fresno, California, where damages sought exceed $21 million. Chris-Craft intends vigorously to defend itself in Montrose related actions in which it is a defendant. Chris-Craft is unable to determine the amount of its liability, if any, relating to Montrose matters or whether any such liability would have a material effect on Chris-Craft's future financial position or results of operations because, among other reasons, (i) the discovery process in the suits described above is not yet completed and (ii) significant uncertainties exist regarding any basis for liability, the extent of any claimed environmental damage and possible remedy selections.

   Chris-Craft is a party to various other pending legal proceedings arising in the normal course of business. In the opinion of management, after taking into account the opinion of counsel with respect thereto, the ultimate resolution of these matters will not have a material effect on Chris-Craft's consolidated financial position or results of operations.

11. SEGMENT REPORTING:
- ------------------------------------------------------------------------------
   Industry segment data is set forth in the table on page 12.



CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA


(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)

                                                  AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                     -------------------------------------------------------------------
                                          1993          1992          1991          1990          1989
OPERATING REVENUES ...............   $   439,733   $   331,535   $   283,835   $   297,555   $   267,499
OPERATING INCOME (LOSS) ..........   $    75,332   $    16,805   $    (3,815)  $    21,865   $     7,302
INTEREST AND OTHER INCOME, NET ...        52,661        36,790        51,507        73,001        51,895
INTEREST EXPENSE .................          --          (2,283)       (2,350)       (2,598)      (12,170)
INCOME ASSOCIATED WITH TIME WARNER
   AND, IN 1990 AND 1989,
   WARNER SECURITIES .............       256,622        94,059        87,657       685,215     1,301,602
INCOME TAXES .....................      (147,200)      (37,800)      (34,300)     (277,000)     (502,100)
MINORITY INTEREST ................       (88,347)      (42,421)      (40,441)     (208,786)     (373,239)
      NET INCOME .................   $   149,068   $    65,150   $    58,258   $   291,697   $   473,290
NET INCOME PER SHARE -
      PRIMARY ....................   $      5.26   $      2.32   $      2.05   $     10.26   $     16.64
      FULLY DILUTED ..............          3.99          1.74          1.55          7.69         12.36
CASH AND CURRENT MARKETABLE
   SECURITIES ....................     1,536,107       983,537       961,749       869,574     1,056,973
WORKING CAPITAL ..................     1,495,871       899,640       939,664       845,362     1,015,582
FILM CONTRACT RIGHTS .............       186,079       187,518       165,029       161,634       196,965
NONCURRENT MARKETABLE SECURITIES .          --         450,022       732,740       690,898       178,302
TOTAL ASSETS .....................     2,283,178     2,160,694     2,049,775     1,939,181     1,613,489
LONG-TERM DEBT ...................          --            --          15,625        17,500        19,375
MINORITY INTEREST ................       615,615       565,206       630,047       606,410       515,929
SHAREHOLDERS' INVESTMENT .........   $ 1,258,227   $ 1,111,747   $ 1,052,713   $   973,279   $   729,825


CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES
- --------------------------------------------------------------------------------
   Chris-Craft's core operating cash flow is generated primarily by the Television Division's broadcasting business. Television broadcasting cash flow generally parallels the earnings of Chris-Craft's television stations, adjusted to reflect (i) the difference between film contract payments and related film contract amortization and (ii) the effect of significant prepayments for other broadcast rights. The relationship between film contract payments and related amortization varies greatly between periods (payments exceeded amortization by $44.8 million in 1993, but amortization exceeded payments by $14.5 million in 1992 and $26.3 million in 1991), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. In 1993, a Chris-Craft station made a $34.4 million broadcast right prepayment, which will be amortized from 1994 through 1996. Such factors, despite a 126% increase in station earnings, resulted in a 39% decline in 1993 station cash flow (9% excluding the broadcast right prepayment). Chris-Craft expects that 1994 station cash flow will be strong and will parallel more closely station earnings.

   Chris-Craft's cash flow additionally reflects earnings associated with its cash and marketable securities, most of which are held by majority owned television broadcasting subsidiary BHC Communications, Inc. Prior to their disposition in 1993, substantial dividend income was realized on BHC's large holdings of Time Warner Inc. convertible preferred shares received in the January 1990 merger of Time Warner and Warner Communications Inc., in which BHC had been a major shareholder. During 1993, Time Warner redeemed its convertible preferred shares held by BHC for cash and convertible subordinated debentures. Such debentures subsequently were partially redeemed by Time Warner, and the balance was sold. Proceeds from the Time Warner dispositions, which produced 1993 BHC pretax gains of $219.4 million, have been placed primarily in money market instruments, mainly U.S. Government obligations, having significantly lower yields than the securities disposed.

   Consolidated cash and marketable securities increased to $1.54 billion at December 31, 1993 from $1.43 billion at December 31, 1992, despite a deficit in operating cash flow. Such deficit and nonoperating cash expenditures, primarily the repayment of all long-term debt, and BHC's special cash dividend and treasury stock purchases, described below, were more than offset by the Time Warner dispositions. The operating cash flow deficit primarily reflects (i) income taxes on the disposition of BHC's Time Warner convertible preferred stock, the related gain on which is excluded from operating cash flow, (ii) the $44.8 million excess of film payments over related amortization and (iii) the $34.4 million broadcast right prepayment.

   BHC generates most of Chris-Craft's consolidated cash flow. Parent company obligations now consist solely of corporate office expenditures, current and accrued, as Chris-Craft redeemed in January 1993 all $15.6 million of its outstanding long-term debt. Parent company cash balances were augmented in January 1993 upon the receipt of $36 million in dividends from BHC, which paid a one-time special cash dividend of $2.00 per share. This is the only dividend paid by BHC since it became a public company in January 1990, and BHC has no current plan to pay future cash dividends. Chris-Craft parent company cash balances are substantially in excess of normal operating requirements, and Chris-Craft expects that the present BHC dividend policy will not affect Chris-Craft's current ability to meet parent company obligations.

   Since April 1990, BHC's Board of Directors has authorized the purchase of up to 5,500,000 Class A common shares. Through December 31, 1993, 3,683,777 shares have been purchased for a total cost of $199.4 million, including $33.3 million applicable to shares purchased in 1993. Chris-Craft ownership interest in BHC accordingly increased to 70.3% at December 31, 1993 from 60% at December 31, 1989.

   Chris-Craft intends to expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. Chris-Craft currently has no outstanding debt, and believes it is capable of raising significant additional capital to augment its already substantial cash balances, if desired, to fund such additional expansion.

   Chris-Craft's television stations make current commitments for programming that will not be available for telecasting until future dates. At December 31, 1993, commitments for such programming totalled approximately $117.9 million, including $28.5 million applicable to UTV. Chris-Craft capital expenditures generally have not been material in relation to its financial position and the related commitments at December 31, 1993 were not material. Chris-Craft expects that future film contract commitments and capital expenditure requirements for its present business will be satisfied primarily from operations or from current cash balances.

   As set forth in Note 10, Chris-Craft has been named as a defendant in certain actions seeking recovery for environmental damage allegedly related to the activities (discontinued since 1983) of 50% owned Montrose Chemical Corporation of California. Chris-Craft is unable to determine the amount of its liability, if any, relating to Montrose matters or whether any such liability would have a material effect on Chris-Craft's future financial condition or results of operations.

RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------
   1993 VERSUS 1992 Chris-Craft 1993 net income increased 129% to $149,068,000, or $5.26 per share, from $65,150,000, or $2.32 per share, in 1992. The significant earnings increase includes record Television Division results and substantial gains on disposition of BHC's remaining Time Warner securities.

   Reflecting a full year's operations at WWOR and generally improved demand for television advertising at the Division's other seven stations, Television Division operating revenues rose 34% in 1993, to $411,999,000 from $307,883,000. Station earnings rose 126%, surpassing $100,000,000 for the first time, as stations other than WWOR achieved a 104% increase in their aggregate earnings. Those stations recorded an 8% increase in their operating revenues and a 10% reduction in their programming expenses. After goodwill amortization (mostly relating to the acquisition of
WWOR), program development expense (reduced $3.1 million from 1992), and corporate office expenses of BHC and UTV (increased $1.1 million from 1992, excluding intercompany management fee), Television Division operating income totalled $87,811,000, more than triple 1992's $27,896,000.

   Consolidated operating income, which additionally reflects Industrial Division operating income and Chris-Craft corporate office expense, increased 348% to $75,332,000 from $16,805,000 in 1992. Industrial Division operating revenues rose 17%, to $27,734,000 from $23,652,000. However, the Division's operating income declined to $602,000 from $1,392,000, primarily reflecting reduced margins on key health care products, a provision to reduce the carrying value of the Division's nonwoven fiber business (sold in February 1994) to net realizable value, and higher operating expenses, including expenses for developing and promoting new products.

   The 1993 reduction in programming expenses described above primarily reflects a significant decline in program amortization. Such decline is attributable to
(i) airing certain syndicated programs for periods longer than originally estimated, reflecting their sustained success, (ii) the acquisition of fewer replacement programs, (iii) final determination that certain contract costs would be less than previously estimated, and (iv) generally lower costs of programming. These favorable factors are expected to moderate, and it is anticipated that program amortization will increase modestly in 1994.

   Income associated with BHC's former holdings of Time Warner Inc. securities increased to $256,622,000 in 1993, from $94,059,000 in 1992, as 1993 gains on disposition aggregated $219.4 million versus $8.1 million in 1992. Other nonoperating income totalled $52,661,000, up from $34,507,000 in 1992, primarily reflecting other marketable securities gains and the placement of Time Warner proceeds in money market instruments, which factors more than offset the increase to $4.3 million from $1.4 million in Montrose related expenses.

   Chris-Craft's effective income tax rate rose to 38% in 1993 from 26% in 1992, primarily due to a reduction in the proportion of not fully taxable dividend income included in pretax income.

   Minority interest represents the interest (30.5% in 1993 and 32.0% in 1992) of shareholders other than Chris-Craft in BHC's net income, and the interest (45.7% in 1993 and 47.1% in 1992) of UTV's public shareholders in UTV's net income. The differences between years primarily reflect purchases by BHC and UTV of their respective common shares.

   1992 VERSUS 1991 Chris-Craft net income in 1992 increased to $65,150,000, or $2.32 per share, from $58,258,000, or $2.05 per share, in 1991. The increase in net income primarily reflects strong Television Division earnings, as well as a substantial decline from 1991 in nonoperating losses. These positive factors, together with additional earnings from Chris-Craft's increased ownership of BHC, more than offset a large decline in interest income.

   Except for Olympics and political advertising, which did not significantly benefit the Television Division, demand for television advertising was generally sluggish throughout 1992. Operating revenues at stations other than WWOR declined 2% in 1992, but the addition of WWOR brought Television Division operating revenues for the year to a record $307,883,000, up 17% from 1991's $262,568,000. Despite the modest decline in their revenues, earnings at stations other than WWOR more than doubled, due to a 12% decline in their programming expenses and a 3% decline in their nonprogramming expenses. Including WWOR, station earnings rose 170%. After reflecting program development expense (no significant change from 1991), corporate office expenses of BHC and UTV, and goodwill amortization, Television Division operating income increased to $27,896,000 from $4,042,000 in 1991.

   Consolidated operating income, which additionally reflects Industrial Division operating income and Chris-Craft corporate office expense, totalled $16,805,000 in 1992, reversing a 1991 operating loss of $3,815,000. Industrial Division operating income rose 10%, to $1,392,000 from $1,268,000 in 1991, following an 11% increase in operating revenues. Chris-Craft corporate office expenses increased $3.4 million, primarily reflecting a provision for market value based benefit plan expense.

   The 1992 reduction in programming expenses described above primarily reflects a decline in program amortization attributable to the factors which similarly affected 1993 amortization.

   Income associated with Time Warner securities increased to $94,059,000 in 1992 from $87,657,000 in 1991, reflecting increased dividend income and gains on sale of convertible preferred shares. Other nonoperating income, net declined to $34,507,000 from $49,157,000, as the utilization of funds to acquire WWOR and lower short-term interest rates resulted in a decrease in interest income. The decline in interest income was partially offset by smaller nonoperating losses, including a reduction to $1.4 million from $5.8 million in Montrose related expense.

   Minority interest in BHC's net income declined to 32.0% in 1992 from 35.1% in 1991 and minority interest in UTV's net income declined to 47.1% in 1992 from 48.0% in 1991, primarily reflecting purchases by BHC and UTV of their respective common shares.