Form 10-K, Exhibit 13
CHRIS CRAFT INDUSTRIES INC
filed 1995-03-29
CIK 20067

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Chris-Craft Industries, Inc. and Subsidiaries

(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
                                       First     Second     Third     Fourth
                                      Quarter    Quarter   Quarter    Quarter      Year

YEAR ENDED DECEMBER 31, 1994

Operating revenues ...............   $101,775   $126,130   $112,803   $140,656   $481,364
Operating income .................     17,379     33,648     20,176     36,629    107,832
Income associated with
  Time Warner Inc. securities ....       --         --         --         --         --
Income before income taxes
  and minority interest ..........     31,278     49,051     37,012     46,442    163,783
Net income .......................     11,176     17,122     22,422     14,021     64,741
Primary net income per share .....        .38        .57        .75        .47       2.17
Fully diluted net income per share   $    .29   $    .44   $    .58   $    .36   $   1.68


YEAR ENDED DECEMBER 31, 1993

Operating revenues ...............   $ 96,285   $120,277   $106,725   $116,446   $439,733
Operating income .................      6,714     22,360     20,729     25,529     75,332
Income associated with
  Time Warner Inc. securities ....    108,413    132,986     12,340      2,883    256,622
Income before income taxes
  and minority interest ..........    121,096    165,480     43,765     54,274    384,615
Net income .......................     49,501     62,474     13,012     24,081    149,068
Primary net income per share .....       1.71       2.16        .44        .82       5.11
Fully diluted net income per share   $   1.29   $   1.63   $    .34   $    .62   $   3.87

INDUSTRY SEGMENT INFORMATION

Chris-Craft Industries, Inc. and Subsidiaries

    The following table sets forth information for the years indicated in accordance with Statement No. 14 of the Financial Accounting Standards Board. The business of each industry segment is described elsewhere in this Annual Report.

(IN THOUSANDS OF DOLLARS)
                                 Operating    Operating      Depreciation and      Capital     Identifiable
                                  Revenues  Income (Loss)(b)   Amortization     Expenditures     Assets

YEAR ENDED DECEMBER 31, 1994

Television Division ........     $457,533     $124,552            $20,355           $ 8,049    $2,184,132(c)
Industrial Division ........       23,831       (3,557)               512             2,416         9,805
Other (a) ..................         --        (13,163)                21                35        38,280
                                 $481,364     $107,832            $20,888           $10,500    $2,232,217


YEAR ENDED DECEMBER 31, 1993

Television Division ........     $411,999      $87,811            $20,430           $11,618    $2,232,294(c)
Industrial Division ........       27,734          602                524               355        11,124
Other (a) ..................         --        (13,081)                26                 7        39,760
                                 $439,733      $75,332             20,980           $11,980    $2,283,178


YEAR ENDED DECEMBER 31, 1992

Television Division ........     $307,883      $27,896            $12,667              $740    $2,135,038(c)
Industrial Division ........       23,652        1,392                479               480         9,900
Other (a) ..................         --        (12,483)               252                 3        15,756
                                 $331,535      $16,805            $13,398           $11,223    $2,160,694

(a) Consists of Corporate Office and subsidiaries not included in Television Division or Industrial Division. Related
operating loss consists solely of general and administrative expenses and, accordingly, excludes nonoperating income. Related assets consist primarily of cash and marketable securities.
(b) See Consolidated Statements of Income for the reconciliation of operating income (loss) to net income.
(c) Includes marketable securities having an aggregate carrying value of $1,274,244 at December 31, 1994, $1,471,158 at
December 31, 1993 and $1,243,722 at December 31, 1992.

STOCK PRICE, DIVIDEND AND RELATED INFORMATION

    Chris-Craft common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange. The high and low sales prices reported in the consolidated transaction reporting system are shown below for the periods indicated. Since Chris-Craft Class B common stock is ordinarily nontransferable, there is no trading market for such class.


YEAR ENDED DECEMBER 31,
                                              1994                 1993
                                        High        Low      High         Low


First Quarter ..................       38-1/8       33       35-5/8       31-1/8
Second Quarter .................       38-1/8       32       35-3/4       30-5/8
Third Quarter ..................       41-1/2       35-3/8   42-5/8       34-1/4
Fourth Quarter .................       40-1/8       33-1/8   43-3/8       35-3/8


    Chris-Craft paid 3% stock dividends on its common stock in April 1994 and April 1993. Chris-Craft has declared a 3% stock dividend payable in April 1995. The Board of Directors plans to continue to consider, on an annual basis, the payment of dividends in common stock. As of February 24, 1995, there were 3,104 holders of record of common stock and 1,898 holders of record of Class B common stock.

REPORT OF INDEPENDENT ACCOUNTANTS




Price Waterhouse LLP   (LOGO)                                 February 14, 1995
1177 Avenue of the Americas
New York, New York 10036




TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF CHRIS-CRAFT INDUSTRIES, INC.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of Chris-Craft Industries, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


(Price Waterhouse LLP Signature)

CONSOLIDATED BALANCE SHEETS

Chris-Craft Industries, Inc. and Subsidiaries

(IN THOUSANDS OF DOLLARS)                                                                DECEMBER 31,
                                                                                      1994         1993
ASSETS

CURRENT ASSETS:
Cash and cash equivalents ...................................................   $   226,183    $    40,497
Marketable securities (substantially all U.S. Government securities) ........     1,294,278      1,495,610
Accounts receivable, less allowance for doubtful accounts of
 $7,640 and $6,319 ..........................................................        99,775         89,869
Film contract and prepaid broadcast rights ..................................        89,245         98,882
Prepaid expenses and other current assets ...................................        59,478         65,913
 Total current assets .......................................................     1,768,959      1,790,771

FILM CONTRACT RIGHTS, including deposits,
 less estimated portion to be used within one year ..........................        59,228         87,197

PROPERTY AND EQUIPMENT, at cost:
Land, buildings and improvements ............................................        37,049         36,935
Machinery and equipment .....................................................        97,237         92,252
                                                                                    134,286        129,187
Less-Accumulated depreciation ...............................................        82,662         74,726
                                                                                     51,624         54,461
INTANGIBLE ASSETS ...........................................................       329,517        333,925

OTHER ASSETS ................................................................        22,889         16,824
                                                                                $ 2,232,217    $ 2,283,178



(IN THOUSANDS OF DOLLARS)                                                                 DECEMBER 31,
                                                                                     1994           1993
LIABILITIES AND SHAREHOLDERS' INVESTMENT
CURRENT LIABILITIES:
Film contracts payable within one year ......................................   $    81,696    $   112,798
Accounts payable and accrued expenses .......................................       100,984        107,338
Income taxes payable ........................................................        60,877         74,764
   Total current liabilities ................................................       243,557        294,900

FILM CONTRACTS PAYABLE AFTER ONE YEAR .......................................        89,048         95,699

OTHER LONG-TERM LIABILITIES .................................................         9,192         18,737

MINORITY INTEREST ...........................................................       584,202        615,615

COMMITMENTS AND CONTINGENCIES (NOTE 9)

SHAREHOLDERS' INVESTMENT:
Cumulative preferred stock-
 Prior preferred stock- $1.00 dividend; stated at liquidating value of $21.50 per share; currently authorized 73,399
   shares; outstanding 73,399 shares ........................................         1,578          1,578
 Convertible preferred stock- $1.40 dividend; stated at $17.50 per share;
   currently authorized 282,826 shares; outstanding 282,826
   and 297,946 shares (liquidating value $23 per share,
   aggregating $6,505) ......................................................         4,949          5,214
Class B common stock- par value $.50 per share; currently authorized
   50,000,000 shares; outstanding 7,567,821 and 7,379,866 shares  ...........         3,784          3,690
Common stock- par value $.50 per share; currently authorized 100,000,000
   shares; outstanding 20,979,174 and 19,911,536 shares .....................        11,280         10,747
Capital surplus .............................................................       298,090        275,443
Retained earnings ...........................................................       996,331        961,555
Reduction to reflect marketable securities at market value ..................        (9,794)          --
                                                                                  1,306,218      1,258,227
                                                                                $ 2,232,217    $ 2,283,178


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

Chris-Craft Industries, Inc. and Subsidiaries

(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)                 YEAR ENDED DECEMBER 31,
                                                              1994       1993       1992


OPERATING REVENUES:
Television revenues ...................................   $ 457,533   $ 411,999   $ 307,883
Sales of manufactured products ........................      23,831      27,734      23,652
                                                            481,364     439,733     331,535
OPERATING EXPENSES:
Television expenses ...................................     232,635     230,088     208,031
Cost of manufactured products sold ....................      19,108      21,523      18,025
Selling, general and administrative ...................     121,789     112,790      88,674
                                                            373,532     364,401     314,730
   Operating income ...................................     107,832      75,332      16,805
OTHER INCOME (EXPENSE):
Interest and other income, net ........................      55,951      52,661      36,790
Income associated with Time Warner Inc. securities, net        --       256,622      94,059
Interest expense ......................................        --          --        (2,283)
                                                             55,951     309,283     128,566
   Income before provision for income taxes
      and minority interest ...........................     163,783     384,615     145,371
PROVISION FOR INCOME TAXES ............................      57,300     147,200      37,800
   Income before minority interest ....................     106,483     237,415     107,571
MINORITY INTEREST .....................................      41,742      88,347      42,421
   Net income .........................................   $  64,741   $ 149,068   $  65,150
NET INCOME PER SHARE:
   Primary ............................................   $    2.17   $    5.11   $    2.25
   Fully diluted ......................................   $    1.68   $    3.87   $    1.69


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Chris-Craft Industries, Inc. and Subsidiaries

(IN THOUSANDS OF DOLLARS )                                                             YEAR ENDED DECEMBER 31,
                                                                                  1994          1993           1992
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ...............................................................   $    64,741    $   149,068    $    65,150
Adjustments to reconcile net income to net cash provided from
   (used in) operating activities:
     Film contract amortization ..........................................       101,869        102,768        117,659
     Film contract payments ..............................................      (117,928)      (147,557)      (103,174)
     Prepaid broadcast rights ............................................         8,166        (34,426)          --
     Depreciation and other amortization .................................        20,888         20,980         13,398
     Gain on disposition of Time Warner Inc. securities ..................          --         (219,373)        (8,082)
     Minority interest ...................................................        41,742         88,347         42,421
     Other ...............................................................         9,032         (7,813)       (36,788)
     Changes in assets and liabilities (in 1992, net of amounts acquired):
        Accounts receivable ..............................................        (9,906)        (9,108)        10,703
        Other assets .....................................................           263         (7,884)         8,958
        Accounts payable and other liabilities ...........................        10,527          4,386        (11,143)
        Income taxes .....................................................         3,952          6,230          2,408
         Net cash provided from (used in) operating activities ...........       133,346        (54,382)       101,510
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposition of marketable securities .....................................     1,097,750        947,015        404,976
Purchase of marketable securities ........................................      (937,730)      (938,896)          --
Capital expenditures, net ................................................       (10,676)       (11,197)       (11,074)
Purchase of Pinelands, Inc., net of cash acquired ........................          --             --         (279,422)
Other ....................................................................        (6,887)        (8,227)        (3,196)
         Net cash provided from (used in) investing activities ...........       142,457        (11,305)       111,284
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital transactions of subsidiaries .....................................       (82,353)       (50,081)       (90,824)
Purchase of treasury stock ...............................................       (20,386)        (9,964)        (8,451)
Proceeds from exercise of employee stock options .........................        13,095          5,336          3,863
Dividends on preferred stock .............................................          (473)          (495)          (505)
Repayment of long-term debt ..............................................          --          (15,625)        (1,875)
         Net cash used in financing activities ...........................       (90,117)       (70,829)       (97,792)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .....................       185,686       (136,516)       115,002
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ...........................        40,497        177,013         62,011
CASH AND CASH EQUIVALENTS AT END OF YEAR .................................   $   226,183    $    40,497    $   177,013


The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

Chris-Craft Industries, Inc. and Subsidiaries

(DOLLARS IN THOUSANDS)
                                                                                     Treasury
                                                     Outstanding Shares               Shares
                                    ----------------------------------------------   ---------
                                                   Class B      $1.00      $1.40
                                      Common        Common    Preferred  Preferred    Common

BALANCE AT DECEMBER 31, 1991 ...    17,762,625     7,687,734    73,399    308,640        --
Net income .....................          --            --        --         --          --
Capital transactions of BHC ....          --            --        --         --          --
Dividends on preferred stock ...          --            --        --         --          --
Common stock dividend - 2% .....       355,899       151,448      --         --          --
Conversion of preferred stock ..        79,456          --        --       (2,807)       --
Conversion of Class B
  common stock .................       442,694      (442,694)     --         --          --
Stock options, including
  related tax benefits .........       421,838          --        --         --          --
Acquisition of treasury stock ..          --            --        --         --      (350,200)
Retirement of treasury  stock ..      (350,200)         --        --         --       350,200
BALANCE AT DECEMBER 31, 1992 ...    18,712,312     7,396,488    73,399    305,833        --

Net income .....................          --            --        --         --          --
Capital transactions of BHC ....          --            --        --         --          --
Dividends  on  preferred  stock           --            --        --         --          --
Common stock dividend - 3% .....       559,637       221,799      --         --          --
Conversion of preferred  stock .       148,535        78,731      --       (7,887)       --
Conversion of Class B
  common stock .................       317,152      (317,152)     --         --          --
Stock options, including related
  tax benefits .................       439,700          --        --         --          --
Acquisition of treasury stock ..          --            --        --         --      (265,800)
Retirement of treasury  stock ..      (265,800)         --        --         --       265,800

BALANCE AT DECEMBER 31, 1993 ...    19,911,536     7,379,866    73,399    297,946        --
Net income .....................          --            --        --         --          --
Marketable securities
  valuation adjustment .........          --            --        --         --          --
Capital transactions of BHC ....          --            --        --         --          --
Dividends on preferred stock ...          --            --        --         --          --
Common stock dividend - 3% .....       608,418       226,571      --         --          --
Conversion of preferred stock ..       250,339       195,244      --      (15,120)       --
Conversion of Class B
  common stock .................       233,860      (233,860)     --         --          --
Stock options, including
  related tax benefits .........       537,221          --        --         --          --
Acquisition of treasury stock ..          --            --        --         --      (562,200)
Retirement of treasury stock ...      (562,200)         --        --         --       562,200
BALANCE AT DECEMBER 31, 1994 ...    20,979,174     7,567,821    73,399    282,826        --


                                                                Dollar Amount
                                      ------------------------------------------------------------------
                                                                                                 Market
                                    Common    Preferred    Capital      Retained   Treasury    Valuation
                                    Stocks     Stocks      Surplus      Earnings     Stock      Account

BALANCE AT DECEMBER 31, 1991 ...    $13,516     $6,979     $246,201     $786,017    $  --      $  --
Net income .....................       --         --           --         65,150       --         --
Capital transactions of BHC ....       --         --           (688)        --         --         --
Dividends on preferred stock ...       --         --           (504)        --         --
Common stock dividend - 2% .....        254       --         12,679      (12,933)      --         --
Conversion of preferred stock ..         40        (49)           9         --         --         --
Conversion of Class B
  common stock .................       --         --           --           --         --         --
Stock options, including
  related tax benefits .........        210       --          4,852         --         --         --
Acquisition of treasury stock ..       --         --           --           --       (9,986)      --
Retirement of treasury  stock ..       (175)      --         (9,811)        --        9,986       --
BALANCE AT DECEMBER 31, 1992 ...     13,845      6,930      253,242      837,730       --         --

Net income .....................       --         --           --        149,068       --         --
Capital transactions of BHC ....       --         --         (1,701)        --         --         --
Dividends  on  preferred  stock        --         --           --           (495)      --         --
Common stock dividend - 3% .....        391       --         24,357      (24,748)      --         --
Conversion of preferred  stock .        114       (138)          24         --         --         --
Conversion of Class B
  common stock .................       --         --           --           --         --         --
Stock options, including related
  tax benefits .................        220       --          8,517         --         --         --
Acquisition of treasury stock ..       --         --           --           --       (9,129)      --
Retirement of treasury  stock ..       (133)      --         (8,996)        --        9,129       --
BALANCE AT DECEMBER 31, 1993 ...     14,437      6,792      275,443      961,555       --         --

Net income .....................       --         --           --         64,741       --         --
Marketable securities
  valuation adjustment .........       --         --           --           --         --       (9,794)
Capital transactions of BHC ....       --         --         (1,991)        --         --         --
Dividends on preferred stock ...       --         --           --           (473)      --         --
Common stock dividend - 3% .....        417       --         29,075      (29,492)      --         --
Conversion of preferred stock ..        223       (265)          42         --         --         --
Conversion of Class B
  common stock .................       --         --           --           --         --         --
Stock options, including
  related tax benefits .........        268       --         15,340         --         --         --
Acquisition of treasury stock ..       --         --           --           --      (20,100)      --
Retirement of treasury stock ...       (281)      --        (19,819)        --       20,100       --
BALANCE AT DECEMBER 31, 1994 ...    $15,064     $6,527     $298,090     $996,331    $  --      $(9,794)


The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Chris-Craft Industries, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A) PRINCIPLES OF CONSOLIDATION- The accompanying consolidated financial statements include the accounts of Chris-Craft Industries, Inc. and its subsidiaries, including Chris-Craft's majority owned (72.7% at December 31, 1994 and 70.3% at December 31, 1993) television broadcasting subsidiary, BHC Communications, Inc. BHC wholly owned subsidiaries operate three television stations (including WWOR, acquired August 1992 in the transaction described below), and BHC's majority owned (55.2% at December 31, 1994 and 54.3% at December 31, 1993) subsidiary, United Television, Inc. (UTV), operates five television stations. The pro rata interests of BHC and UTV minority shareholders in the net income of the respective companies are reflected as minority interest in the accompanying Consolidated Statements of Income. The minority shareholders' interests in the net assets of BHC and UTV are reflected as minority interest in the accompanying Consolidated Balance Sheets. Intercompany accounts and transactions have been eliminated.
    In August 1992, BHC completed the acquisition of Pinelands, Inc., owner and operator of television station WWOR, which broadcasts into a tri-state area including New York City. The $313 million acquisition, funded from BHC's internal cash balances, has been accounted for as a purchase, and the excess of purchase price over the fair value of net assets acquired, totalling $305,897,000, is being amortized on a straight-line basis over 40 years. The following unaudited pro forma consolidated financial information for 1992 has been prepared as if the acquisition had occurred at the beginning of that year. Such pro forma information does not purport to be indicative of the results of operations that actually would have been obtained if the acquisition had occurred on the date indicated or that may be obtained in the future.

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                 1992

Operating revenues..................................  $423,455
Net income..........................................  $ 57,338
Net income per share -
  Primary...........................................  $   1.98
  Fully Diluted.....................................  $   1.49

(B) FINANCIAL INSTRUMENTS- Cash and cash equivalents totalled $226,183,000 at December 31, 1994 and $40,497,000 at December 31, 1993. Cash equivalents are money market securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.
    Effective January 1, 1994, Chris-Craft adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". Prior to that date, marketable securities were carried at the lower of cost or market at the balance sheet date. Under SFAS 115, all of Chris-Craft's marketable securities have been categorized as available for sale, and are carried at fair market value. Since marketable securities are available for current operations, all are included in current assets at December 31, 1994, as follows:

(IN THOUSANDS)                                        Fair Value         Cost

U.S. Government securities ...............         $1,216,167         $1,239,691
Other ....................................             78,111             80,072
                                                   $1,294,278         $1,319,763

    Of the U.S. Government securities, 68% mature within one year, 87% within two years, and all within five years.
    The net unrealized holding loss at December 31, 1994 of $25,485,000 ($9,794,000, net of deferred income taxes and minority interests) consists of gross unrealized gains of $526,000 and gross unrealized losses of $26,011,000. Proceeds from the sale of marketable securities totalled $1,097,750,000 in 1994, and realized gains and losses were $1,286,000 and $7,734,000, respectively. The cost of securities sold is based on specific identification.
    Marketable securities at December 31, 1993 include U.S. Government securities totalling $1,372,602,000. The aggregate fair value of marketable securities at that date was $1,497,540,000.

(C) FILM CONTRACTS- Chris-Craft's television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the films become available for telecasting.
    Contracts are amortized over the estimated number of showings using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and ultimate total cost for each contract. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1994 are $39,849,000, $29,816,000, $12,865,000 and $6,518,000 in 1996, 1997, 1998 and thereafter, respectively. The net present value at December 31, 1994 of such payments, based on an 8.5% discount rate, was approximately $73,001,000. See Note 9.

(D) DEPRECIATION AND AMORTIZATION- Depreciation of property and equipment is generally provided for on the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) INTANGIBLE ASSETS- Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. The carrying values of such intangibles as of December 31, 1994 and 1993 are as follows:

(IN THOUSANDS)                                           1994               1993

Television Division ......................           $328,743           $333,151
Industrial Division ......................                774                774
                                                     $329,517           $333,925

    Television Division amounts primarily relate to WWOR and are being amortized on a straight-line basis over 40 year periods. Accumulated amortization of intangible assets totalled $38,011,000 at December 31, 1994 and $28,690,000 at December 31, 1993. Intangible assets at December 31, 1994 are net of negative goodwill totalling $4,331,000 resulting from purchases by BHC of its own shares at prices less than net book value.

(F) REVENUE RECOGNITION AND BARTER TRANSACTIONS- Revenue is recognized upon broadcast of television advertising and upon shipment of manufactured products. The estimated fair value of goods or services received in barter (nonmonetary) transactions is recognized as revenue when the air time is used by the advertiser.

(G) INCOME PER SHARE- Income per share amounts for all periods presented give retroactive effect to all common stock dividends declared through February 14, 1995. Primary per share amounts were computed by dividing income, after preferred stock dividend requirements of $471,000 in 1994, $493,000 in 1993, and $504,000 in 1992, by the weighted average number of common and, when dilutive, common equivalent, shares outstanding (29,678,000 in 1994, 29,101,000 in 1993 and 28,750,000 in 1992). Stock options are the only common share equivalents.
    Fully diluted per share amounts further assume conversion of the average number of $1.40 convertible preferred shares outstanding.

(H) SUPPLEMENTAL CASH FLOW INFORMATION- Cash paid for income taxes totalled $53,343,000 in 1994, $142,465,000 in 1993 and $33,590,000 in 1992.

2. BHC COMMUNICATIONS, INC.:

    From January 1984 through August 1989, Chris-Craft held a 57.5% equity interest in BHC and Warner Communications Inc. held the remaining 42.5% interest. In August 1989, BHC was recapitalized, whereupon BHC's outstanding shares consisted of 12,000,000 shares of Class A common stock (all held by Warner and representing 40% of BHC's then outstanding equity), and 18,000,000 shares of Class B common stock (all held by Chris-Craft and representing 60% of BHC's then outstanding equity). Pursuant to the 1990 merger of Warner and Time Warner Inc., the BHC Class A common shares held by Warner were distributed to former Warner shareholders, including BHC subsidiaries. BHC has acquired additional Class A common shares in open market purchases, and at December 31, 1994, the 18,000,000 Class B common shares held by Chris-Craft represented 72.7% of BHC's total common shares then outstanding for accounting purposes.
    BHC Class B common shares entitle the holder to ten votes per share, and BHC Class A common shares entitle the holder to one vote per share. Accordingly, Chris-Craft held 96% of BHC's voting power at December 31, 1994.

3. INTERESTS IN WARNER COMMUNICATIONS INC. AND TIME WARNER INC.:

    From 1984 to 1989, BHC was Warner's largest shareholder, and Warner held a significant minority interest in BHC. Pursuant to the merger of Warner and Time Warner, BHC in 1989 sold for cash 63% of its interest in Warner, and in 1990 exchanged its remaining Warner shares primarily for Time Warner convertible preferred stock. Chris-Craft recorded pretax gains of $1,896,188,000 on such transactions.
    During 1993, Time Warner redeemed its convertible preferred shares held by BHC for cash and convertible subordinated debentures. Such debentures subsequently were partially redeemed by Time Warner, and the balance was sold. Income associated with Time Warner securities is included in the accompanying Consolidated Statements of Income as follows:

(IN THOUSANDS)                                           YEAR ENDED DECEMBER 31,
                                                             1993           1992

Gain on disposition, after expense
 of $2,905 in 1993 ..............................        $219,373         $8,082
Dividend income .................................          14,672         85,977
Interest income .................................          22,577           --
                                                         $256,622        $94,059

    Expense deducted from the 1993 gain on disposition consists of Chris-Craft compensation expense reimbursed by BHC pursuant to its management agreement with Chris-Craft.

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:
    Accounts payable and accrued expenses consist of the following:

(IN THOUSANDS)                                                 DECEMBER 31,
                                                            1994            1993

Accounts payable ...............................         $10,124          $7,872
Payable for securities purchased ...............             662          15,851
Accrued expenses -
   Payroll and compensation ....................          39,832          29,016
   Deferred barter revenue .....................          32,601          33,252
   Other .......................................          17,765          21,347
                                                        $100,984        $107,338


5. SHAREHOLDERS' INVESTMENT:

    Each share of $1.00 prior preferred stock is redeemable by Chris-Craft at $25.00. Each share of $1.40 convertible preferred stock is redeemable by Chris-Craft at $40.00 and is convertible into common stock or Class B common stock as set forth below. Chris-Craft has authorized 10,000,000 shares of preferred stock, $1.00 par value, that may be issued without further shareholder approval, in one or more series, the terms and provisions of which shall be set by the Board of Directors.
    Each share of Class B common stock entitles the holder to ten votes (common stock entitles the holder to one vote per share), is convertible at all times into common stock on a share-for-share basis, is not transferable except to specified persons ("Permitted Transferees") and, in general, carries the same per share dividend and liquidation rights as a share of common stock, except that the Board of Directors may in its discretion declare greater cash dividends per share on the common stock than on the Class B common stock. No additional Class B shares may be issued without further shareholder approval, except upon the conversion of $1.40 convertible preferred shares by holders of record on November 10, 1986 (the record date for the initial distribution of Class B common stock) or Permitted Transferees, or in payment of stock dividends or stock splits on outstanding shares of Class B common stock.
    So long as any Class B common stock is outstanding, each share of $1.40 convertible preferred stock will entitle the holder, if he was the holder on November 10, 1986, to convert such share of $1.40 convertible preferred stock into 10.03008 shares of common stock and 20.06014 shares of Class B common stock and to 210.0 votes (10.33098, 20.66194 and 216.3, respectively, as adjusted for the 1995 stock dividend described below). The foregoing special conversion and voting rights will be available to holders of $1.40 convertible preferred stock transferred after November 10, 1986 only under the same circumstances as those in which the Class B common stock is transferable. Each share of $1.40 convertible preferred stock transferred after November 10, 1986 entitles its holder (other than a Permitted Transferee) to convert such share into 30.09022 shares of common stock and 30.1 votes (30.99292 and 31.0, respectively, as adjusted for the 1995 stock dividend described below).
    Chris-Craft, from time to time, has purchased shares of its capital stock in open market and privately negotiated transactions, including 1994 purchases of 562,200 shares of common stock. At December 31, 1994, 1,706,302 shares of common stock and 12,899 shares of $1.00 prior preferred stock remained authorized for purchase.
    As of December 31, 1994, shares of Chris-Craft's authorized but unissued common stock were reserved for issuance as follows:

                                                                      Shares

Conversion of Class B common stock .........................        7,567,821
Conversion of $1.40 convertible preferred stock ............        8,510,296*
Stock options (including options outstanding
  for 1,768,613 shares) ....................................        3,486,913
Stock purchase plan ........................................           20,000
                                                                   19,585,030
*Including Class B common shares.

    On February 9, 1995, the Board of Directors declared a 3% common stock dividend, payable in April 1995, which will increase by 3% Chris-Craft's common and Class B common shares outstanding and will also increase by 3% the number of common shares issuable upon conversion of Chris-Craft's $1.40 convertible preferred stock and upon exercise of stock options. Applicable conversion rates and exercise prices will be adjusted accordingly.

6. STOCK OPTIONS:

    Under the 1994 Management Incentive Plan, adopted by Chris-Craft shareholders in April 1994, options (including Incentive Stock Options) to purchase shares of common stock may be granted from time to time to employees of Chris-Craft and its subsidiaries, at prices not less than the fair market value at date of grant. As of December 31, 1994, approximately 100 employees were eligible to participate in the Plans, of whom 67 were participating. Options are exercisable in cumulative annual installments of 331/3% commencing one year from date of grant, and expire over a period determined by the Plan committee, which may not exceed ten years from date of grant. Options currently outstanding under the Plan expire either five or ten years from date of grant. The Plan replaced a similar plan which was terminated with respect to the grant of additional options when the 1994 Plan became effective.
    The Plan permits the Plan Committee to award stock appreciation rights to holders of options granted under the Plan. Such rights entitle the holders, in lieu of exercising their options, to receive payment from Chris-Craft in cash, stock or a combination thereof, equal to the greater of the appreciation in market value or book value of the shares covered by exercisable options. No stock appreciation rights have been awarded under the Plan.
    Transactions under the two plans during the two years ended December 31, 1994 were as follows:

(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)
                                      Shares        Option Price
                                   under Option      per Share            Total

Outstanding,
   December 31, 1992 ........       1,744,246       $17.77-$31.99       $46,379
Increase to reflect
   3% stock dividend ........          52,243                --            --
Granted .....................          68,000       $35.00-$37.25         2,488
Exercised ...................        (586,163)      $17.77-$31.61       (10,767)
Outstanding,
   December 31, 1993 ........       1,278,326       $18.73-$37.25        38,100
Increase to reflect
   3% stock dividend ........          27,044                --            --
Granted .....................       1,041,700       $34.38-$38.36        36,118
Exercised ...................        (668,391)      $18.73-$31.06       (19,586)
Cancelled ...................          (5,150)             $36.17          (186)
Outstanding,
   December 31, 1994 ........       1,673,529       $28.16-$38.36       $54,446

    At December 31, 1994, options outstanding under the plans were exercisable for 382,389 shares at prices ranging from $28.16 to $36.17 per share, and options for 1,458,300 shares were available for grant. Options outstanding expire at various dates from December 1997 through April 2004.
    Under the 1994 Director Stock Option Plan, adopted by Chris-Craft shareholders in April 1994, a fixed number of immediately exercisable options to purchase shares of common stock are granted annually to each nonemployee director of Chris-Craft at prices equal to fair market value at date of grant. The 1994 Director Stock Option Plan replaced a similar plan which has been terminated with respect to the grant of additional options. In 1994 and 1993, options for 40,000 and 13,494 shares, at adjusted per share prices of $34.38 and $30.95, respectively, were granted to directors. Options for 161,585 shares, at prices ranging from $30.95 to $34.38, were exercised in 1994. At December 31, 1994, options were outstanding for 95,084 shares, at prices ranging from $24.98 to $34.38, and 260,000 shares were available for grant.
    Proceeds from the exercise of options are credited to common stock to the extent of par value, and the remainder is credited to capital surplus, except that, when treasury stock is issued, the treasury stock account is reduced by the average cost of the treasury stock, and any difference between such cost and the exercise price is charged or credited to capital surplus. Related income tax benefits which accrue to Chris-Craft are credited to capital surplus.

7. RETIREMENT PLANS:

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

(IN THOUSANDS)                                     YEAR ENDED DECEMBER 31,
                                               1994          1993          1992

Service cost .........................       $2,380        $2,358        $1,634
Interest cost on projected
   benefit obligation ................        2,052         1,861         1,676
Actual return on plan assets .........         (537)       (1,516)       (1,037)
Amortization of deferred items .......         (951)          250           (27)
                                             $2,944        $2,953        $2,246

    The estimated funded status of the Chris-Craft and UTV plans, including amounts accrued in the nonqualified plans, was as follows:

(IN THOUSANDS)                                                DECEMBER 31,
                                                             1994          1993

Actuarial present value of:
   Vested benefit obligation .......................     $(23,261)     $(20,366)
   Nonvested benefit obligation ....................       (1,558)       (1,412)
      Accumulated benefit obligation ...............      (24,819)      (21,778)
   Effect of projected compensation increases ......       (7,655)       (7,709)
      Projected benefit obligation .................      (32,474)      (29,487)
Fair value of plan assets (primarily listed
   securities and temporary investments) ...........       19,774        18,779
      Excess .......................................      (12,700)      (10,708)
Unrecognized net asset at date of initial
   application of SFAS No. 87, being amortized
   over 15 years ...................................         (283)         (333)
Unrecognized net loss from past experience,
   being amortized over 15 years ...................        2,637         2,621
      Pension liability ............................     $(10,346)      $(8,420)

    Assumptions used in accounting for pension plans are as follows :

Discount rate at end of year ...................................         7.25%*
Rate of increase in future compensation levels .................         4.50%*
Expected long-term rate of return on assets ....................         7.75%

*7.75% and 5.00%, respectively, in 1992.

    Chris-Craft and certain of its subsidiaries maintain other retirement plans, primarily stock purchase and profit sharing plans. The aggregate costs of such plans, including related amounts accrued in the nonqualified plans referred to above, were $5,707,000 in 1994, $8,395,000 in 1993 and $6,723,000 in 1992.

8. INCOME TAXES:

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

(IN THOUSANDS)                                        YEAR ENDED DECEMBER 31,
                                                    1994         1993       1992

Current (including 1993 effect of adoption):
   Federal .................................     $49,300     $131,167    $26,068
   State ...................................      (8,400)      16,475      8,100
                                                  40,900      147,642     34,168
Deferred:
   Federal .................................      14,800       (2,467)     3,482
   State ...................................       1,600        2,025        150
                                                  16,400         (442)     3,632
                                                 $57,300     $147,200    $37,800

    State income taxes in 1994 reflect a $20,000,000 reversal of amounts accrued in prior years, following the favorable resolution of routine audits.
    Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

(IN THOUSANDS)                                      YEAR ENDED DECEMBER 31,
                                              1994           1993          1992

Taxes at federal
  statutory rate ...................       $57,324       $134,615       $49,426
State income taxes, net ............        (4,429)        12,017         5,445
Amortization of intangible
  assets ...........................         2,801          2,847         1,463
Dividend exclusion .................          (447)        (3,984)      (20,574)
Enacted rate change
  (to 35% from 34%) ................          --           (1,241)         --
Capital losses not benefitted ......          --             --             612
Other ..............................         2,051          2,946         1,428
                                           $57,300       $147,200       $37,800

    Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:

(IN THOUSANDS)                                                 DECEMBER 31,
                                                             1994          1993

Accrued liabilities not deductible until paid ......      $27,562       $34,375
Investments ........................................        5,733         6,186
Film contract rights ...............................        6,870        14,399
Tax credit carryforwards ...........................        3,273         3,341
SFAS 115 adjustment ................................       10,109          --
Other ..............................................        4,686         4,531
                                                           58,233        62,832
Valuation allowance ................................       (9,381)       (9,464)
   Deferred tax assets, net ........................       48,852        53,368
Property and equipment .............................       (3,876)       (4,033)
Other ..............................................         (653)         (336)
   Deferred tax liabilities ........................       (4,529)       (4,369)
   Net deferred tax assets .........................      $44,323       $48,999

    The valuation allowance reflects the inability to predict the realization of future tax benefits relating to tax credit carryforwards and future dispositions of certain investments having tax bases greater than related financial statement carrying amounts.
    Tax benefits of $2,514,000 and $3,402,000 arising from the exercise of employee stock options were credited to capital surplus in 1994 and 1993, respectively.

9. COMMITMENTS AND CONTINGENCIES:

    The aggregate amount payable by Chris-Craft's television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheet, totalled $154,800,000 at December 31, 1994 (including $45,400,000 applicable to UTV).
    In July 1994, BHC and Viacom Inc.'s Paramount Television Group formed the United Paramount Network, a fifth broadcast television network which premiered January 1995. BHC currently owns 100% of UPN, and Paramount has an option exercisable through January 15, 1997 to acquire an interest in UPN equal to that of BHC. The option price is equivalent to approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest; payment may be deferred through the option expiration date. The cost of developing UPN will be significant, and BHC has agreed to make minimum UPN expenditures of at least $150,000,000 through 1996. Network expenditures and related operating losses are expected to significantly exceed such amount for that period, and to remain substantial thereafter.
    Montrose Chemical Corporation of California, whose stock is 50% owned by Chris-Craft and 50% by a subsidiary of Zeneca Inc. (formerly ICI Americas, Inc.), discontinued its manufacturing operations in 1983 and has since been defending claims for costs and damages relating to environmental matters. More recently, Chris-Craft has been named as a defendant in certain of these actions by plaintiffs seeking to hold Chris-Craft liable for Montrose activities. Montrose-related net expenses (recoveries) of $(280,000) in 1994, $4,337,000 in 1993 and $1,396,000 in 1992, are included in the accompanying Consolidated Statements of Income under the caption Interest and other income, net.
    Montrose is one of numerous defendants in a suit relating to alleged environmental impairment at the Stringfellow Hazardous Waste Disposal Site in California, brought in 1983 by the Federal government and the State of California, which claim Montrose generated approximately 19% of the waste placed at the site. In 1990, the United States Environmental Protection Agency issued a Record of Decision for the site which selected some of the interim remedial measures preferred by the EPA and the State, the present value of which was estimated by them to be $169 million, although the estimate is subject to potential variations of up to 50%. A ruling issued in 1993 by the Special Master in the suit allocated at least 65% of the liability (under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA")) at the site to the State of California, and approximately 25% of the liability to the generator defendants (including Montrose). Under California law, the Special Master allocated 100% of the liability to the State. The State is expected to appeal the decision. The United States Department of Justice has sought and received information regarding the relationship between Montrose and its two shareholders in an inquiry directed to the issue whether Chris-Craft, as a shareholder of Montrose, should be added as a party to the Government's Stringfellow suit. In June 1990, the Federal government and the State of California commenced an action against Montrose, Chris-Craft, and other defendants, alleging that Montrose and others released hazardous substances into Los Angeles Harbor and adjacent waters, and seeking to recover damages resulting from alleged injury to natural resources. In 1994, the Federal and State governments produced reports stating the alleged damages may range between $300 million and approximately $1.1 billion. While Montrose and its shareholders are contesting liability in the case, the court has taken under consideration whether their maximum aggregate collective liability should be limited to $50 million. The action also seeks recovery for costs related to alleged hazardous substance contamination of the Montrose plant site in Torrance, California. Montrose is also a defendant in an action brought in 1984 by private parties seeking damages in excess of $15 million, which alleges that Montrose contributed to the contamination of certain property in Richmond, California. Chris-Craft was added as a defendant in 1992. During 1990, Montrose and Chris-Craft were notified by the Federal government of its intention to name each of them as a defendant in an action seeking recovery for alleged damage to natural resources emanating from the Richmond site, and in 1991 the EPA notified Chris-Craft it may seek to include Chris-Craft as one of the parties responsible for remediation at this site. In 1992, Montrose was named a defendant in an additional private party action brought by approximately 100 plaintiffs claiming $7 million in damages for alleged personal injuries and diminution in property value in an area near Montrose's former Torrance, California plant; Chris-Craft was also added as a defendant in 1992. In 1993, Montrose and Chris-Craft were named among 35 defendants in a suit by the owners of a former pesticide formulation site in Fresno, California, where damages sought exceed $21 million.
    In September 1994, the EPA designated Chris-Craft as a "potentially responsible party" under CERCLA (a "PRP") in connection with the Diamond Alkali Superfund Site on the Passaic River in Newark, New Jersey. The EPA alleges that hazardous substances were released into the river from a facility operated by a Chris-Craft predecessor company. The facility was located adjacent to the Diamond Alkali property, but not on the river front, and was sold by Chris-Craft in 1972. Chris-Craft disputes that it is a responsible party. The former owner of the Diamond Alkali property is currently performing a study estimated to cost approximately $10 million to determine the extent of contamination in the area and to evaluate possible corrective actions.
    Chris-Craft intends vigorously to defend itself in Montrose-related actions in which it is a defendant. In each case involving Montrose where Chris-Craft has been named as a defendant, Chris-Craft contends that it is not liable and that it neither owned nor operated the facilities involved, nor did it arrange for the disposal of hazardous substances. Chris-Craft and its predecessors were shareholders of Montrose and provided certain management services to Montrose as it conducted its operations. Based on the available information, the status of the proceedings, and the applicable legal and accounting standards, Chris-Craft, in reliance among other things on the advice of counsel, believes that it should have no liability (under CERCLA or otherwise) for the operations of Montrose and does not presently consider liability to be "probable" in any of the Montrose-related cases. Accordingly, under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", no amount has been reserved in the Company's financial statements. The Diamond Alkali Superfund Site matter does not include Montrose, but based on the review to date by Chris-Craft and its counsel, they believe Chris-Craft has been erroneously identified as a PRP at the site; Chris-Craft is unable to determine at this stage if it could have any liability at the site.
    If a court ultimately rejected Chris-Craft's defenses, under CERCLA Chris-Craft could be held jointly and severally liable, without regard to fault, for response costs and natural resource damages. A liable party's ultimate liability at a site generally depends on its involvement at the site, the nature and extent of contamination, the remedy selected, the role of other parties in creating the alleged contamination and the availability of contribution from those parties, as well as any insurance or indemnification agreements which may apply. In most cases, both the resolution of the complex issues involved and any necessary remediation expenditures occur over a number of years. Future legal and technical developments in each of the foregoing matters will be periodically reviewed to determine if the accrual of reserves for possible liability would be appropriate.
    Chris-Craft is a party to various other pending legal proceedings arising in the ordinary course of business. In the opinion of management, after taking into account the opinion of counsel with respect thereto, the ultimate resolution of these other matters will not have a material effect on Chris-Craft's consolidated financial position or results of operations.

10. SEGMENT REPORTING:

    Industry segment data is set forth in the table on page 13.

SELECTED FINANCIAL DATA

Chris-Craft Industries, Inc. and Subsidiaries

(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)       AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                          1994           1993           1992           1991           1990

Operating revenues .............      $481,364       $439,733       $331,535       $283,835       $297,555

Operating income (loss) ........      $107,832        $75,332        $16,805        $(3,815)       $21,865
Interest and other income, net .        55,951         52,661         36,790         51,507         73,001
Interest expense ...............          --             --           (2,283)        (2,350)        (2,598)
Income associated with
  Time Warner and, in 1990,
  Warner securities ............          --          256,622         94,059         87,657        685,215
Income taxes ...................       (57,300)      (147,200)       (37,800)       (34,300)      (277,000)
Minority interest ..............       (41,742)       (88,347)       (42,421)       (40,441)      (208,786)
   Net income ..................       $64,741       $149,068        $65,150        $58,258       $291,697

Net income per share -
   Primary .....................         $2.17          $5.11          $2.25          $1.99          $9.96
   Fully diluted ...............          1.68           3.87           1.69           1.51           7.47
Cash and current marketable
  securities ...................     1,520,461      1,536,107        983,537        961,749        869,574
Working capital ................     1,525,402      1,495,871        899,640        939,664        845,362
Film contract rights ...........       148,473        186,079        187,518        165,029        161,634
Noncurrent marketable
  securities ...................          --             --          450,022        732,740        690,898
Total assets ...................     2,232,217      2,283,178      2,160,694      2,049,775      1,939,181
Long-term debt .................          --             --             --           15,625         17,500
Minority interest ..............       584,202        615,615        565,206        630,047        606,410
Shareholders' investment .......    $1,306,218     $1,258,227     $1,111,747     $1,052,713       $973,279

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Chris-Craft Industries, Inc. and Subsidiaries

LIQUIDITY AND CAPITAL RESOURCES
    Chris-Craft's core operating cash flow is generated primarily by the Television Division's broadcasting business. Television broadcasting cash flow generally parallels the earnings of Chris-Craft's television stations, adjusted to reflect (i) the difference between film contract payments and related film contract amortization and (ii) the effect of significant prepayments for other broadcast rights. The relationship between film contract payments and related amortization may vary greatly between periods (payments exceeded amortization by $16.1 million in 1994 and $44.8 million in 1993, but amortization exceeded payments by $14.5 million in 1992), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. In 1993, a Chris-Craft station made a $34.4 million broadcast right prepayment, of which $8.2 million was amortized in 1994 and the balance will be amortized through 1997. Station earnings rose strongly in 1994, and station cash flow was more than double the corresponding 1993 amount.
    Chris-Craft's cash flow additionally reflects earnings associated with its cash and marketable securities, most of which are held by 73% owned television broadcasting subsidiary BHC Communications, Inc. Prior to their disposition in 1993, substantial dividend income was realized on BHC's large holdings of Time Warner Inc. convertible preferred shares. Proceeds from the Time Warner dispositions were placed mostly in money market instruments, primarily U.S. Government obligations, having lower yields than the securities disposed.
    Consolidated cash and marketable securities totalled $1.52 billion at December 31, 1994 compared to $1.54 billion at December 31, 1993. Operating cash flow in 1994 of $133.3 million was offset by BHC treasury stock purchases of $73.4 million, Chris-Craft treasury stock purchases of $20.4 million and a $25.5 million reduction in the carrying value of marketable securities to reflect their fair value. Chris-Craft's 1993 operating cash flow deficit of $54.4 million primarily reflects (i) income taxes on the disposition of BHC's Time Warner convertible preferred stock, the related gain on which is excluded from operating cash flow, (ii) the $44.8 million excess of film payments over related amortization and (iii) the $34.4 million broadcast right prepayment.
    BHC generates most of Chris-Craft's consolidated cash flow. Parent company obligations now consist solely of corporate office expenditures, current and accrued, as Chris-Craft redeemed in January 1993 all $15.6 million of its outstanding long-term debt. Parent company cash balances were augmented in January 1993 upon the receipt of $36 million in dividends from BHC, which paid a special cash dividend of $2.00 per share. BHC will pay a special cash dividend of $1.00 per share in April 1995, but BHC has no plan to pay dividends on a regular basis. Chris-Craft parent company cash balances are substantially in excess of normal operating requirements.
    Since April 1990, BHC's Board of Directors has authorized the purchase of up to 5,500,000 Class A common shares. Through December 31, 1994, 4,529,677 shares were purchased for a total cost of $265.2 million, including $65.8 million applicable to shares purchased in 1994. Chris-Craft ownership interest in BHC accordingly increased to 73% at December 31, 1994 from 60% at December 31, 1989.
    Chris-Craft intends to expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. Chris-Craft currently has no outstanding debt, and believes it is capable of raising significant additional capital to augment its already substantial financial resources, if desired, to fund such additional expansion.
    In July 1994, BHC and Viacom Inc.'s Paramount Television Group formed the United Paramount Network, a fifth broadcast television network which premiered January 1995. BHC currently owns 100% of UPN, and Paramount has an option through January 15, 1997 to acquire an interest in UPN equal to that of BHC. The option price is equivalent to approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest; payment may be deferred through the option expiration date. BHC expenditures related to UPN totalled $6.8 million in 1994. The cost of developing UPN will be significant, and BHC has agreed to make minimum UPN expenditures of at least $150 million through 1996. UPN expenditures and related operating losses are expected to significantly exceed such amount for that period, and to remain substantial thereafter.

    Chris-Craft's television stations make commitments for programming that will not be available for telecasting until future dates. At December 31, 1994, commitments for such programming totalled approximately $154.8 million, including $45.4 million applicable to UTV. Chris-Craft capital expenditures generally have not been material in relation to its financial position, and the related capital expenditure commitments at December 31, 1994 (including any related to UPN) were not material. Chris-Craft expects that its expenditures for UPN, future film contract commitments and capital requirements for its present business will be satisfied primarily from operations, marketable securities or cash balances.
    As set forth in Note 9, Chris-Craft has been named as a defendant in certain actions seeking recovery for environmental damage allegedly related to the activities (discontinued since 1983) of 50% owned Montrose Chemical Corporation of California. As further set forth in Note 9, Chris-Craft does not presently consider liability to be "probable" in any of the Montrose-related matters, and no amount has been reserved in Chris-Craft's financial statements.


RESULTS OF OPERATIONS

    1994 VERSUS 1993 Chris-Craft's core television station business achieved record operating results in 1994. The substantial increase in Television Division earnings, together with a reversal of previously accrued income taxes, brought 1994 net income to $64,741,000, or $2.17 per share, 54% greater than 1993 income of $42,101,000, or $1.43 per share, excluding income associated with BHC's former holdings of Time Warner securities. Net income in 1993, including Time Warner income, was $149,068,000, or $5.11 per share.
    A strong national economy and heavy political spending fueled demand for television advertising in 1994. The Television Division's station group posted a strong 11% increase in operating revenues, to a record $457,533,000 from $411,999,000 in 1993. After a 2% decline in their programming expenses, television station earnings increased 44%, easily surpassing 1993's record. Television Division operating income in 1994 rose 42%, to a record $124,552,000 from 1993's $87,811,000, even after increases of approximately $9,000,000 in other operating expenses, primarily program development expense.
    Consolidated operating income, which additionally reflects Industrial Division results and Chris-Craft corporate office expense, increased 43%, to an all-time high of $107,832,000 from $75,332,000 in 1993. The Industrial Division incurred a $3,557,000 operating loss, compared to operating income of $602,000 in 1993. Industrial Division 1994 results reflect a $3,500,000 provision for discontinuing a product line, and related losses incurred before the discontinuance.
    Interest and other income rose to $55,951,000 from $52,661,000 in 1993. A significant increase in interest income, reflecting the placement of Time Warner proceeds in money market instruments, was partially offset by the UPN loss. The 1993 amount also reflects marketable securities gains.
    State income taxes totalling $20,000,000, accrued by BHC in 1989 and 1990, were reversed into income during 1994 following the favorable resolution of routine audits. Such reversal was the primary factor in the reduction in Chris-Craft's consolidated effective income tax rate to 35% in 1994 from 38% in 1993.
    Minority interest represents the interest (27.9% in 1994 and 30.5% in 1993) of shareholders other than Chris-Craft in BHC's net income, and the interest (45.1% in 1994 and 45.7% in 1993) of UTV's public shareholders in UTV's net income. The differences between years primarily reflect purchases by BHC and UTV of their respective common shares.

    1993 VERSUS 1992 Chris-Craft 1993 net income increased 129% to $149,068,000, or $5.11 per share, from $65,150,000, or $2.25 per share, in 1992. The significant earnings increase reflected record Television Division results and substantial gains on disposition of BHC's remaining Time Warner securities.
    Reflecting a full year's operations at WWOR and generally improved demand for television advertising at the Division's other seven stations, Television Division operating revenues rose 34% in 1993, to $411,999,000 from $307,883,000. Station earnings rose 126%, surpassing $100,000,000 for the first time, as stations other than WWOR achieved a 104% increase in their aggregate earnings. Those stations recorded an 8% increase in their operating revenues and a 10% reduction in their programming expenses. After goodwill amortization (mostly relating to the acquisition of WWOR), program development expense (reduced $3.1 million from 1992), and corporate office expense of BHC and UTV (increased $1.1 million from 1992, excluding intercompany management fee), Television Division operating income totalled $87,811,000, more than triple 1992's $27,896,000.
    Consolidated operating income increased 348% to $75,332,000 from $16,805,000 in 1992. Industrial Division operating revenues rose 17%, to $27,734,000 from $23,652,000. However, the Division's operating income declined to $602,000 from $1,392,000, primarily reflecting reduced margins on key health care products, a provision to reduce to net realizable value the carrying amount of a business sold in February 1994, and higher operating expenses, including expenses for developing and promoting new products.
    The 1993 reduction in programming expenses described above primarily reflects a significant decline in program amortization. Such decline is attributable to (i) airing certain syndicated programs for periods longer than originally estimated, reflecting their sustained success, (ii) the acquisition of fewer replacement programs, (iii) final determination that certain contract costs would be less than previously estimated, and (iv) generally lower costs of programming.
    Income associated with BHC's former holdings of Time Warner securities increased to $256,622,000 in 1993, from $94,059,000 in 1992, as 1993 gains on disposition aggregated $219.4 million, versus $8.1 million in 1992. Other nonoperating income totalled $52,661,000, up from $34,507,000 in 1992, primarily reflecting other marketable securities gains and the placement of Time Warner proceeds in money market instruments, which factors more than offset the increase to $4.3 million from $1.4 million in Montrose-related expenses.
    Chris-Craft's effective income tax rate rose to 38% in 1993 from 26% in 1992, primarily due to a reduction in the proportion of not fully taxable dividend income included in pretax income.