Form 10-K, Exhibit 13
period 1995-12-31
CHRIS CRAFT INDUSTRIES INC
filed 1996-03-29
CIK 20067

                                                                      EXHIBIT 13

                                           QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------------
                                          CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

                                                               First         Second           Third          Fourth
(In thousands of dollars except per share data)                Quarter       Quarter          Quarter        Quarter       Year
------------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1995

Operating revenues                                         $  108,709     $   125,234      $  115,584     $   122,554   $  472,081
Operating income                                               23,780          37,204          17,435          32,214      110,633
Equity in United
 Paramount Network loss                                       (38,403)        (28,709)        (28,722)        (33,469)    (129,303)
Income before income taxes
 and minority interest                                          6,197          27,428           9,937          21,717       65,279
Net income                                                        314           6,356          10,664           4,631       21,965
Primary net income per share                                      .01             .21             .35             .15          .71
Fully diluted net income per share                         $      .01     $       .16      $      .27     $       .12   $      .56


YEAR ENDED DECEMBER 31, 1994

Operating Revenues                                         $  101,775     $   126,130      $  112,803     $  140,656    $  481,364
Operating income                                               17,379          33,648          20,176         36,629       107,832
Equity in United
 Paramount Network loss                                           -              -               (159)        (3,818)       (3,977)
Income before income taxes
 and minority interest                                         31,278          49,051          37,012         46,442       163,783
Net income                                                     11,176          17,122          22,422         14,021        64,741
Primary net income per share                                      .37             .56             .73            .45          2.10
Fully diluted net income per share                         $      .28     $       .43      $      .56     $      .35    $     1.63

                         INDUSTRY SEGMENT INFORMATION
-------------------------------------------------------------------------------
                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

     The following table sets forth information for the years indicated in accordance with Statement No. 14 of the Financial Accounting Standards Board. The business of each industry segment is described elsewhere in this Annual Report.

                                              Operating       Operating        Depreciation and     Capital         Identifiable
(In thousands of dollars)                     Revenues     Income (Loss)(b)      Amortization     Expenditures         Assets
---------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1995

Television Division                         $   454,702      $   127,149          $    19,833      $   11,564      $2,156,429(c)
Industrial Division                              17,379            1,960                  236             537           8,096
Other (a)                                         -              (18,476)                  24               8          39,328
---------------------------------------------------------------------------------------------------------------------------------
                                            $   472,081      $   110,633          $    20,093      $   12,109      $2,203,853
=================================================================================================================================

YEAR ENDED DECEMBER 31, 1994

Television Division                         $   457,533      $   124,552          $    20,355      $    8,049      $2,184,132(c)
Industrial Division                              23,831           (3,557)                 512           2,416           9,805
Other (a)                                         -              (13,163)                  21              35          38,280
---------------------------------------------------------------------------------------------------------------------------------
                                            $   481,364      $   107,832          $    20,888      $   10,500      $2,232,217
=================================================================================================================================

YEAR ENDED DECEMBER 31, 1993

Television Division                         $   411,999      $    87,811          $    20,430      $   11,618      $2,232,294(c)
Industrial Division                              27,734              602                  524             355          11,124
Other (a)                                         -              (13,081)                  26               7          39,760
---------------------------------------------------------------------------------------------------------------------------------
                                            $   439,733      $    75,332          $    20,980      $   11,980      $2,283,178
=================================================================================================================================

(a) Consists of Corporate Office and subsidiaries not included in Television Division or Industrial Division. Related operating loss consists solely of general and administrative expenses and, accordingly, excludes nonoperating income. Related assets consist primarily of cash and marketable securities.
(b) See Consolidated Statements of Income for the reconciliation of operating income to net income.
(c) Includes marketable securities having an aggregate carrying value of $1,427,186 at December 31, 1995, $1,274,244 at December 31, 1994 and
    $1,471,158 at December 31, 1993.

                STOCK PRICE, DIVIDEND AND RELATED INFORMATION
-------------------------------------------------------------------------------
                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES


     Chris-Craft common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange. The high and low sales prices reported in the consolidated transaction reporting system are shown below for the periods indicated. Since Chris-Craft Class B common stock is ordinarily nontransferable, there is no trading market for such class.


                                        1995                 1994
                                   High       Low       High       Low
--------------------------------------------------------------------------------

First Quarter                     37 3/8     33         38 1/8     33
Second Quarter                    36 3/4     32 1/2     38 1/8     32
Third Quarter                     46 1/4     34 3/4     41 1/2     35 3/8
Fourth Quarter                    44 1/4     39 1/4     40 1/8     33 1/8


     Chris-Craft paid 3% stock dividends on its common stock in April 1995 and April 1994. Chris-Craft has declared a 3% stock dividend payable in April 1996. The Board of Directors plans to continue to consider, on an annual basis, the payment of dividends in common stock. As of February 21, 1996, there were 2,885 holders of record of common stock and 1,822 holders of record of Class B common stock.


                      REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

[Price Waterhouse LLP Logo]

Price Waterhouse LLP                                           February 14, 1996
1177 Avenue of the Americas
New York, New York 10036


TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF CHRIS-CRAFT INDUSTRIES, INC.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of Chris-Craft Industries, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

                         CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES



                                                               December 31,
(In thousands of dollars)                                   1995         1994
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                               $   73,840   $  226,183
 Marketable securities (substantially all U.S.
   Government securities)                                 1,449,598    1,294,278
 Accounts receivable, less allowance for doubtful
   accounts of $5,867 and $7,640                             93,093       99,775
 Film contract and prepaid broadcast rights                  95,541       89,245
 Prepaid expenses and other current assets                   45,871       66,655
--------------------------------------------------------------------------------
   Total current assets                                   1,757,943    1,776,136
--------------------------------------------------------------------------------


FILM CONTRACT RIGHTS, including deposits,
 less estimated portion to be used within one year           50,361       59,228
--------------------------------------------------------------------------------


PROPERTY AND EQUIPMENT, at cost:
 Land, buildings and improvements                            38,231       37,049
 Machinery and equipment                                     99,272       97,237
--------------------------------------------------------------------------------
                                                            137,503      134,286
 Less-Accumulated depreciation                               87,576       82,662
--------------------------------------------------------------------------------
                                                             49,927       51,624
--------------------------------------------------------------------------------


INTANGIBLE ASSETS                                           321,945      329,517
--------------------------------------------------------------------------------


OTHER ASSETS                                                 23,677       15,712
--------------------------------------------------------------------------------
                                                         $2,203,853   $2,232,217
================================================================================

--------------------------------------------------------------------------------

                                                               December 31,
                                                            1995         1994
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT


CURRENT LIABILITIES:
 Film contracts payable within one year                 $   87,634   $   81,696
 Accounts payable and accrued expenses                     105,682      100,984
 Income taxes payable                                       33,211       60,877
--------------------------------------------------------------------------------
     Total current liabilities                             226,527      243,557
--------------------------------------------------------------------------------

FILM CONTRACTS PAYABLE AFTER ONE YEAR                       86,392       89,048
--------------------------------------------------------------------------------

OTHER LONG-TERM LIABILITIES                                 11,588        9,192
--------------------------------------------------------------------------------

MINORITY INTEREST                                          560,326      584,202
--------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 10)


SHAREHOLDERS' INVESTMENT:
 Cumulative preferred stock -
   Prior preferred stock - $1.00 dividend; stated at
    liquidating value of $21.50 per share; currently
    authorized 73,399 shares; outstanding 73,399 shares      1,578        1,578
   Convertible preferred stock - $1.40 dividend; stated
    at $17.50 per share; currently authorized 275,758
    shares; outstanding 275,758 and 282,826 shares
    (liquidating value $23 per share, aggregating $6,342)    4,826        4,949
 Class B common stock - par value $.50 per share;
    currently authorized 50,000,000 shares; outstanding
    7,652,273 and 7,567,821 shares                           3,826        3,784
 Common stock - par value $.50 per share; currently
   authorized 100,000,000 shares; outstanding 21,478,079
   and 20,979,174 shares                                    11,530       11,280
 Capital surplus                                           301,351      298,090
 Retained earnings                                         989,181      996,331
 Adjustment to reflect marketable securities at market
   value                                                     6,728       (9,794)
--------------------------------------------------------------------------------
                                                         1,319,020    1,306,218
--------------------------------------------------------------------------------
                                                        $2,203,853   $2,232,217
================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                      CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------
                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES



                                                                            Year ended December 31,
(In thousands of dollars except per share data)                  1995                1994               1993
-----------------------------------------------------------------------------------------------------------------
OPERATING REVENUES:
Television revenues                                           $ 454,702           $ 457,533          $ 411,999
Sales of manufactured products                                   17,379              23,831             27,734
-----------------------------------------------------------------------------------------------------------------
                                                                472,081             481,364            439,733
-----------------------------------------------------------------------------------------------------------------


OPERATING EXPENSES:
Television expenses                                             214,223             232,635            230,088
Cost of manufactured products sold                               11,754              19,108             21,523
Selling, general and administrative                             135,471             121,789            112,790
-----------------------------------------------------------------------------------------------------------------
                                                                361,448             373,532            364,401
-----------------------------------------------------------------------------------------------------------------
  Operating income                                              110,633             107,832             75,332
-----------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
Interest and other income, net                                   83,949              59,928             52,661
Equity in United Paramount Network loss                        (129,303)             (3,977)                 -
Income associated with Time Warner Inc. securities                    -                   -            256,622
-----------------------------------------------------------------------------------------------------------------
                                                                (45,354)             55,951            309,283
-----------------------------------------------------------------------------------------------------------------

Income before provision for income taxes
  and minority interest                                          65,279             163,783            384,615


PROVISION FOR INCOME TAXES                                       17,600              57,300            147,200
-----------------------------------------------------------------------------------------------------------------
  Income before minority interest                                47,679             106,483            237,415


MINORITY INTEREST                                                25,714              41,742             88,347
-----------------------------------------------------------------------------------------------------------------
  Net income                                                  $  21,965           $  64,741          $ 149,068
=================================================================================================================

NET INCOME PER SHARE:
  Primary                                                     $     .71           $    2.10          $    4.96
=================================================================================================================
  Fully diluted                                               $     .56           $    1.63          $    3.76
=================================================================================================================



The accompanying notes to consolidated financial statements are an integral part of these statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES


                                                                                  Year ended December 31,
(In thousands of dollars)                                              1995                1994                1993
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $  21,965          $   64,741         $   149,068
Adjustments to reconcile net income to net cash provided from
  (used in) operating activities:
   Film contract amortization                                          89,321             101,869             102,768
   Film contract payments                                             (90,994)           (117,928)           (147,557)
   Prepaid broadcast rights                                             4,249               8,166             (34,426)
   Depreciation and other amortization                                 20,093              20,888              20,980
   Equity in United Paramount Network loss                            129,303               3,977                   -
   Gain on disposition of Time Warner Inc. securities                       -                   -            (219,373)
   Minority interest                                                   25,714              41,742              88,347
   Other                                                                1,980               5,055              (7,813)
   Changes in assets and liabilities:
     Accounts receivable                                                6,682              (9,906)             (9,108)
     Other assets                                                       1,268                 640              (1,084)
     Accounts payable and other liabilities                            10,495              10,527               4,386
     Income taxes                                                     (23,402)              3,952               6,230
----------------------------------------------------------------------------------------------------------------------
       Net cash provided from (used in) operating activities          196,674             133,723             (47,582)
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposition of marketable securities                                  697,232           1,097,750             947,015
Purchase of marketable securities                                    (813,070)           (937,730)           (938,896)
Investment in United Paramount Network                               (128,585)             (6,815)                  -
Capital expenditures, net                                              (9,079)            (10,676)            (11,197)
Other                                                                  (9,694)               (449)            (15,027)
----------------------------------------------------------------------------------------------------------------------
       Net cash provided from (used in) investing activities         (263,196)            142,080             (18,105)
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital transactions of subsidiaries                                  (67,605)            (82,353)            (50,081)
Purchase of treasury stock                                            (19,967)            (20,386)             (9,964)
Proceeds from exercise of employee stock options                        2,218              13,095               5,336
Dividends on preferred stock                                             (467)               (473)               (495)
Repayment of long-term debt                                                 -                   -             (15,625)
----------------------------------------------------------------------------------------------------------------------
       Net cash used in financing activities                          (85,821)            (90,117)            (70,829)
----------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (152,343)            185,686            (136,516)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        226,183              40,497             177,013
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                            $  73,840          $  226,183         $    40,497
======================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
--------------------------------------------------------------------------------
                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

                                                                                                           Treasury
                                                                            Outstanding Shares              Shares
                                                ----------------------------------------------------------------------------------
                                                                   Class B        $1.00          $1.40                    Common
                                                   Common          Common       Preferred      Preferred    Common        Stocks
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992:                      18,712,312     7,396,488     73,399         305,833              -     $13,845

Net income                                                  -             -          -               -              -           -
Capital transactions of subsidiaries                        -             -          -               -              -           -
Dividends on preferred stock                                -             -          -               -              -           -
Common stock dividend - 3%                            559,637       221,799          -               -              -         391
Conversion of preferred stock                         148,535        78,731          -          (7,887)             -         114
Conversion of Class B common stock                    317,152      (317,152)         -               -              -           -
Stock options, including related tax benefits         439,700             -          -               -              -         220
Acquisition of treasury stock                               -             -          -               -       (265,800)          -
Retirement of treasury stock                         (265,800)            -          -               -        265,800        (133)
----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1993:                      19,911,536     7,379,866     73,399         297,946              -      14,437

Net income                                                  -             -          -               -              -           -
Marketable securities valuation adjustment                  -             -          -               -              -           -
Capital transactions of subsidiaries                        -             -          -               -              -           -
Dividends on preferred stock                                -             -          -               -              -           -
Common stock dividend - 3%                            608,418       226,571          -               -              -         417
Conversion of preferred stock                         250,339       195,244          -         (15,120)             -         223
Conversion of Class B common stock                    233,860      (233,860)         -               -              -           -
Stock options, including related tax benefits         537,221             -          -               -              -         268
Acquisition of treasury stock                               -             -          -               -       (562,200)          -
Retirement of treasury stock                         (562,200)            -          -               -        562,200        (281)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1994:                      20,979,174     7,567,821     73,399         282,826              -      15,064

Net income                                                  -             -          -               -              -           -
Marketable securities valuation adjustment                  -             -          -               -              -           -
Capital transactions of subsidiaries                        -             -          -               -              -           -
Dividends on preferred stock                                -             -          -               -              -           -
Common stock dividend - 3%                            620,551       225,514          -               -              -         423
Conversion of preferred stock                         109,376       109,150          -          (7,068)             -         109
Conversion of Class B common stock                    250,212      (250,212)         -               -              -           -
Stock options, including related tax benefits          77,166             -          -               -              -          39
Acquisition of treasury stock                               -             -          -               -       (558,400)          -
Retirement of treasury stock                         (558,400)            -          -               -        588,400        (279)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1995:                      21,478,079     7,652,273     73,399         275,758              -     $15,356
===================================================================================================================================




     Treasury
      Shares                                                              Dollar Amount (In thousands)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Market
                                                      Preferred     Capital      Retained            Treasury     Valuation
                                                        Stocks      Surplus      Earnings              Stock       Account
                                                  ---------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1992:                          $6,390      $253,242      $837,730        $      -          $      -

Net income                                                  -             -       149,068               -                 -
Capital transactions of subsidiaries                        -        (1,701)            -               -                 -
Dividends on preferred stock                                -             -          (495)              -                 -
Common stock dividend - 3%                                  -        24,357       (24,748)              -                 -
Conversion of preferred stock                            (138)           24             -               -                 -
Conversion of Class B common stock                          -             -             -               -                 -
Stock options, including related tax benefits               -         8,517             -               -                 -
Acquisition of treasury stock                               -             -             -          (9,129)                -
Retirement of treasury stock                                -        (8,996)            -           9,129                 -
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1993:                           6,792       275,443       961,555               -                 -
                                                                                                        -                 -
Net income                                                  -             -        64,741               -            (9,794)
Marketable securities valuation adjustment                  -             -             -               -                 -
Capital transactions of subsidiaries                        -        (1,991)            -               -                 -
Dividends on preferred stock                                -             -          (473)              -                 -
Common stock dividend - 3%                                  -        29,075       (29,492)              -                 -
Conversion of preferred stock                            (265)           42             -               -                 -
Conversion of Class B common stock                          -             -             -               -                 -
Stock options, including related tax benefits               -        15,340             -               -                 -
Acquisition of treasury stock                               -             -             -         (20,100)                -
Retirement of treasury stock                                -       (19,819)            -          20,100                 -
------------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1994:                           6,527       298,090       996,331               -            (9,794)

Net income                                                  -             -        21,965               -                 -
Marketable securities valuation adjustment                  -             -             -               -            16,522
Capital transactions of subsidiaries                        -        (7,809)            -               -                 -
Dividends on preferred stock                                -        28,225          (467)              -                 -
Common stock dividend - 3%                               (123)           13       (28,648)              -                 -
Conversion of preferred stock                               -             -             -               -                 -
Conversion of Class B common stock                          -          2,401            -               -                 -
Stock options, including related tax benefits               -             -             -               -                 -
Acquisition of treasury stock                               -             -             -         (19,848)                -
Retirement of treasury stock                                -       (19,569)            -          19,848                 -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995:                          $6,404      $301,351      $989,181        $      -          $  6,728
===================================================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES



Note 1
------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


(A) BUSINESS AND BASIS OF PRESENTATION

     Chris-Craft's primary business is television broadcasting, conducted through its majority owned (73.9% at December 31, 1995 and 72.7% at December 31, 1994) television broadcasting subsidiary, BHC Communications, Inc. BHC wholly owned subsidiaries operate three television stations and BHC's majority owned (57.3% at December 31, 1995 and 55.2% at December 31, 1994) subsidiary, United Television, Inc. (UTV), operates five television stations.
     BHC, through certain of its subsidiaries, currently owns 100% of the partnership which operates the United Paramount Network (UPN), a fifth broadcast network which premiered in January 1995. Viacom Inc.'s Paramount Television Group has an option to acquire an interest in UPN equal to that of BHC, and BHC accordingly accounts for its UPN partnership interest under the equity method.
     The accompanying consolidated financial statements include the accounts of Chris-Craft and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The pro rata interests of BHC and UTV minority shareholders in the net income and net assets of BHC and UTV are set forth as minority interest in the Consolidated Statements of Income and Consolidated Balance Sheets, respectively. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. Certain prior year amounts have been restated to conform with the 1995 presentation.

(B) FINANCIAL INSTRUMENTS

     Cash and cash equivalents totalled $73,840,000 at December 31, 1995 and $226,183,000 at December 31, 1994. Cash equivalents are money market securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.
     Effective January 1, 1994, Chris-Craft adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". Under SFAS 115, all of Chris-Craft's marketable securities have been categorized as available for sale and are carried at fair market value. Since marketable securities are available for current operations, all are included in current assets as follows:



                                           Gross Unrealized
(In thousands)              Cost          Gains        Losses        Fair Value
-------------------------------------------------------------------------------
December 31, 1995:
  U.S. Government
    securities           $1,328,855      $ 4,986     $   925         $1,332,916
  Other                     106,427       10,474         219            116,682
-------------------------------------------------------------------------------
                         $1,435,282      $15,460     $ 1,144         $1,449,598
===============================================================================

December 31, 1994:
  U.S. Government
    securities           $1,239,691      $    87     $23,611         $1,216,167
  Other                      80,072          439       2,400             78,111
-------------------------------------------------------------------------------
                         $1,319,763      $   526     $26,011         $1,294,278
===============================================================================

     Of the U.S. Government securities held at December 31, 1995, 83% mature within one year, 96% within two years, and all within four years.

     Certain additional information related to Chris-Craft's marketable securities as of and for the years ended December 31, 1995 and 1994 is as follows:


(In thousands)                                1995                 1994
-------------------------------------------------------------------------------
Sales proceeds                             $697,232            $1,097,750
Realized gains                                2,374                 1,286
Realized losses                               4,697                 7,734
Net unrealized gain (loss)                   14,316               (25,485)
Adjustment for unrealized
  gain (loss), net of deferred
  income taxes and minority
  interests                                $  6,728            $   (9,794)
===============================================================================


     For purposes of computing gains and losses, cost was determined using the specific identification method.

(C) FILM CONTRACTS

     Chris-Craft's television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the programming becomes available for telecasting.
     Contracts are amortized over the estimated number of showings, using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and ultimate total cost for each contract. In the opinion

                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES


of management, future revenue derived from airing programming will be sufficient to cover related unamortized rights balances at December 31, 1995. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1995 are $50,784,000, $24,272,000, $7,551,000 and $3,785,000 in
1997, 1998, 1999 and thereafter, respectively. The net present value at December 31, 1995 of such payments, based on an 8.5% discount rate, was approximately $72,330,000. See Note 10.

(D) DEPRECIATION AND AMORTIZATION

     Depreciation of property and equipment is generally provided on the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) INTANGIBLE ASSETS

     Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. The carrying values of such intangibles as of December 31, 1995 and 1994 are as follows:

(In thousands)                           1995                       1994
-------------------------------------------------------------------------------
Television Division                    $321,171                   $328,743
Industrial Division                         774                        774
-------------------------------------------------------------------------------
                                       $321,945                   $329,517
===============================================================================

     Television Division amounts primarily relate to television station WWOR, which was acquired in 1992, and are being amortized on a straight-line basis over 40 year periods. Accumulated amortization of intangible assets totalled $47,333,000 at December 31, 1995 and $38,011,000 at December 31, 1994.
Intangible assets at December 31, 1995 are net of negative goodwill totalling $2,581,000 resulting from purchases by BHC of its own shares at prices less than net book value.

(F) REVENUE RECOGNITION AND BARTER TRANSACTIONS

     Revenue is recognized upon broadcast of television advertising and upon shipment of manufactured products. The estimated fair value of goods or services received by Chris-Craft's television stations in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue totalled $46,039,000 in 1995, $47,201,000 in 1994 and $43,231,000 in 1993. Barter expense in each year approximated barter revenue.

(G) INCOME PER SHARE

     Income per share amounts for all periods presented give retroactive effect to all common stock dividends declared through February 14, 1996. Primary per share amounts were computed by dividing income, after preferred stock dividend requirements of $464,000 in 1995, $471,000 in 1994, and $493,000 in 1993, by
the weighted average number of common and, when dilutive, common equivalent, shares outstanding (30,294,000 in 1995, 30,569,000 in 1994 and 29,974,000 in
1993). Stock options are the only common share equivalents. Fully diluted per share amounts further assume conversion of the average number of $1.40 convertible preferred shares outstanding.

(H) SUPPLEMENTAL CASH FLOW INFORMATION

     Cash paid for income taxes totalled $46,522,000 in 1995, $53,343,000 in 1994 and $142,465,000 in 1993.

NOTE 2
--------------------------------------------------------------------------------
UNITED PARAMOUNT NETWORK:

     In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed the United Paramount Network, a fifth broadcast television network which premiered in January 1995. BHC currently owns 100% of UPN, and Paramount has an option exercisable through January 15, 1997 to acquire an interest in UPN equal to that of BHC. The option price is equivalent to approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest; payment may be deferred through the option expiration date.

     UPN has been organized as a partnership, and BHC's partnership interest is accounted for under the equity method. The carrying value of such interest, which reflects BHC fundings of $128,585,000 in 1995 and $6,815,000 in 1994, less UPN losses, totalled $2,121,000 at December 31, 1995 and $2,838,000 at December 31, 1994, and is included in other assets on the accompanying Consolidated Balance Sheets. UPN is still in its infancy, and the cost of developing UPN is expected to remain significant for several years.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES



Condensed consolidated financial statements of UPN as of and for the year ended December 31, 1995 are as follows:

(In thousands)
-------------------------------------------------------------------------------
BALANCE SHEET

Current assets                                                       $  22,616
Property and equipment, net                                              1,225
Other assets                                                             3,941
-------------------------------------------------------------------------------
                                                                     $  27,782
===============================================================================
Current liabilities                                                  $  25,661
Advances due BHC                                                       109,935
Partners' deficit                                                     (107,814)
-------------------------------------------------------------------------------
                                                                     $  27,782
===============================================================================
Statement of Operations

Operating revenues*                                                  $  30,376
Operating expenses*                                                    159,116
-------------------------------------------------------------------------------
  Operating loss                                                      (128,740)
Other expenses                                                            (563)
-------------------------------------------------------------------------------
  Loss before interest
    on BHC advances                                                   (129,303)
Interest on BHC advances
(eliminated in consolidation)                                           (4,535)
-------------------------------------------------------------------------------
  Net loss                                                           $(133,838)
===============================================================================

* With respect to certain of its programming, UPN derives no revenue and incurs no programming expense.

Note 3
-------------------------------------------------------------------------------
INTERESTS IN WARNER COMMUNICATIONS INC.
AND TIME WARNER INC.:

     From 1984 to 1989, BHC was the largest shareholder of Warner Communications Inc. Pursuant to the merger of Warner and Time Warner Inc., BHC in 1989 and 1990 disposed of its Warner interest for cash and Time Warner securities, and BHC recorded pretax gains totalling $1.9 billion on those dispositions. In 1993, BHC disposed of its then remaining Time Warner securities, and income associated with such securities is included in the accompanying 1993 Consolidated Statement of Income as follows:


(In thousands)
--------------------------------------------------------------------------------
Gain on disposition, after expense of $2,905                            $219,373
Dividend income                                                           14,672
Interest income                                                           22,577
--------------------------------------------------------------------------------
                                                                        $256,622
================================================================================

     Expense deducted from the gain on disposition consists of Chris-Craft compensation expense reimbursed by BHC pursuant to its management agreement with Chris-Craft.


NOTE 4
--------------------------------------------------------------------------------
ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses consist of the following:


                                                          December 31,
(In thousands )                                     1995              1994
--------------------------------------------------------------------------------
Accounts payable                                $  9,826             $10,124
Payable for securities purchased                   1,318                 662
Accrued expenses-
  Payroll and compensation                        47,937              39,832
  Deferred barter revenue                         29,660              32,601
  Other                                           16,941              17,765
--------------------------------------------------------------------------------
                                                $105,682            $100,984
================================================================================

NOTE 5
--------------------------------------------------------------------------------
SHAREHOLDERS' INVESTMENT:

     Each share of $1.00 prior preferred stock is redeemable by Chris-Craft at $25.00. Each share of $1.40 convertible preferred stock is redeemable by Chris-Craft at $40.00 and is convertible into common stock as set forth below. Chris-Craft has authorized 10,000,000 shares of preferred stock, $1.00 par value, that may be issued without further shareholder approval, in one or more series, the terms and provisions of which shall be set by the Board of Directors.

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

     So long as any Class B common stock is outstanding, each share of $1.40 convertible preferred stock will entitle the holder on November 10, 1986, or Permitted Transferees, to convert such share of $1.40 convertible preferred stock into 10.33098 shares of common stock and 20.66194 shares of Class B common stock, and to 216.3 votes (10.64091, 21.28180 and 222.6, respectively, as adjusted for the 1996 stock dividend described below). The foregoing special conversion and voting rights will be available to holders of $1.40 convertible preferred stock

                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES


transferred after November 10, 1986 only under the same circumstances as those in which the Class B common stock is transferable. Each share of $1.40 convertible preferred stock transferred after November 10, 1986 entitles its holder (other than a Permitted Transferee) to convert such share into 30.99292 shares of common stock and 31.0 votes (31.92271 and 31.9, respectively, as adjusted for the 1996 stock dividend described below).
     Chris-Craft, from time to time, has purchased shares of its capital stock, including 1995 purchases of 558,400 shares of common stock. At December 31, 1995, 1,147,902 shares of common stock and 12,899 shares of $1.00 prior preferred stock remained authorized for purchase.
     As of December 31, 1995, shares of Chris-Craft's authorized but unissued common stock were reserved for issuance as follows:

                                                                     Shares
--------------------------------------------------------------------------------
Conversion of Class B common stock                                  7,652,273
Conversion of $1.40 convertible preferred stock                     8,546,545*
Stock options (including options outstanding
  for 1,771,029 shares)                                             3,501,759
--------------------------------------------------------------------------------
                                                                   19,700,577
================================================================================

*Including Class B common shares.

     On January 25, 1996, the Board of Directors declared a 3% common stock dividend, payable in April 1996, which will increase by 3% Chris-Craft's common and Class B common shares outstanding and will also increase by 3% the number of common shares issuable upon conversion of Chris-Craft's $1.40 convertible preferred stock and upon exercise of stock options. Applicable conversion rates and exercise prices will be adjusted accordingly.


NOTE 6
--------------------------------------------------------------------------------
CAPITAL TRANSACTIONS OF SUBSIDIARIES:

     BHC had outstanding, at December 31, 1995, 6,363,022 shares of Class A common stock and 18,000,000 shares of Class B common stock. Chris-Craft owns all outstanding Class B common shares, which represented 73.9% of BHC's then outstanding equity and 96.6% of BHC's voting power. From January 1990, when BHC became a public company and was 60% owned by Chris-Craft, through December 31, 1995, BHC purchased 4,914,387 shares of its Class A common stock at an aggregate cost of $296,496,000. BHC treasury stock expenditures totalled $30,504,000 in 1995, $73,449,000 in 1994 and $25,428,000 in 1993. At December
31, 1995, 585,613 Class A common shares were authorized for purchase, and an additional 1,300,000 shares subsequently were authorized for purchase.

     UTV has also acquired its own shares, expending $28,440,000 in 1995, $8,904,000 in 1994 and $8,760,000 in 1993, net of proceeds from the exercise of stock options. BHC's ownership in UTV has accordingly increased to 57.3% at December 31, 1995 from 52.9% at December 31, 1992.

     Such transactions, together with BHC's special dividends, $1.00 per share in 1995 and $2.00 per share in 1993, and UTV's dividend, $.50 per share in 1995, are reflected in the accompanying Consolidated Statements of Cash Flow and Consolidated Statements of Shareholders' Investment under the caption Capital transactions of subsidiaries, net of intercompany eliminations and minority interests.

NOTE 7
--------------------------------------------------------------------------------
STOCK OPTIONS:

     Under the 1994 Management Incentive Plan, adopted by Chris-Craft shareholders in April 1994, options (including Incentive Stock Options) to purchase shares of common stock may be granted from time to time to employees of Chris-Craft and its subsidiaries, at prices not less than the fair market value at date of grant. Options are exercisable in cumulative annual installments of 33 1/3% commencing one year from date of grant and expire over a period determined by the Plan Committee, which may not exceed ten years from date of grant. Options currently outstanding expire either five or ten years from date of grant. The Plan replaced a similar plan which was terminated with respect to the grant of additional options when the 1994 Plan became effective.

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

     Transactions under the two plans during the two years ended December 31, 1995 were as follows:

(In thousands of dollars            Shares under             Option Price
except per share data)                Option           per Share       Total
--------------------------------------------------------------------------------
Outstanding,
 December 31, 1993                   1,278,326      $18.73-$37.25    $ 38,100
Increase to reflect
 3% stock dividend                      27,044            -               -
Granted                              1,041,700      $34.38-$38.36      36,118
Exercised                             (668,391)     $18.73-$31.06     (19,586)
Cancelled                               (5,150)            $36.17        (186)
--------------------------------------------------------------------------------
Outstanding,
 December 31, 1994                   1,673,529      $28.16-$38.36      54,446
Increase to reflect
 3% stock dividend                      50,088            -               -
Exercised                              (54,773)     $27.34-$35.11      (1,543)
Cancelled                              (12,330)     $27.34-$36.17        (375)
--------------------------------------------------------------------------------
Outstanding,
 December 31, 1995                   1,656,514      $27.34-$37.25     $52,528
================================================================================


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES


Chris-Craft received 2,217 common shares in 1995, 278,958 common shares in 1994 and 146,457 common shares in 1993 as partial payment of exercised options.

     Under the 1994 Director Stock Option Plan, adopted by Chris-Craft shareholders in April 1994, a fixed number of immediately exercisable options to purchase shares of common stock are granted annually to each nonemployee director of Chris-Craft, at prices equal to fair market value at date of grant. The 1994 Director Stock Option Plan replaced a similar plan which has been terminated with respect to the grant of additional options. Transactions under the two plans during the two years ended December 31, 1995, were as follows:


(In thousands of dollars            Shares under           Option Price
except per share data)                 Option         per  Share        Total
--------------------------------------------------------------------------------
Outstanding,
 December 31, 1993                    210,372        $25.73-$31.88     $6,576
Increase to reflect
 3% stock dividend                      6,297              -             -
Granted                                40,000           $34.38          1,375
Exercised                            (161,585)       $30.95-$34.38     (5,004)
--------------------------------------------------------------------------------
Outstanding,
 December 31, 1994                     95,084        $24.98-$34.38      2,947
Increase to reflect
 3% stock dividend                      2,841              -             -
Granted                                41,200        $33.75             1,390
Exercised                             (24,610)       $29.91-$33.75       (774)
--------------------------------------------------------------------------------
Outstanding,
 December 31, 1995                    114,515        $24.25-$33.75     $3,563
================================================================================

At December 31, 1995, options outstanding under all plans were exercisable for 1,034,925 shares, at prices ranging from $24.25 to $37.25 per share, and options for 1,730,730 shares were available for grant. Options outstanding expire at various dates from April 1996 through April 2004.
     Proceeds from the exercise of options are credited to common stock to the extent of par value, and the remainder is credited to capital surplus except that, when treasury stock is issued, the treasury stock account is reduced by the average cost of the treasury stock, and any difference between such cost and the exercise price is charged or credited to capital surplus. Related income tax benefits which accrue to Chris-Craft are credited to capital surplus.
     Chris-Craft expects to adopt Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," in 1996 and intends to retain the intrinsic value method of accounting for stock-based compensation which it currently uses.

NOTE 8
--------------------------------------------------------------------------------
RETIREMENT PLANS:

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

     Pension expense, including amounts accrued in Chris-Craft and UTV nonqualified plans for retirement benefits in excess of statutory limitations, was as follows:


                                              Year ended December 31,
(In thousands)                           1995            1994             1993
-------------------------------------------------------------------------------
Service cost                          $ 3,259          $2,380           $ 2,358
Interest cost on projected
  benefits obligation                   2,480           2,052             1,861
Actual return on plan assets           (4,185)           (537)           (1,516)
Amortization of deferred items          2,762            (951)              250
-------------------------------------------------------------------------------
                                      $ 4,316          $2,944           $ 2,953
===============================================================================

The estimated funded status of the Chris-Craft and UTV plans, including amounts accrued in the nonqualified plans, was as follows:


                                                             December 31,
(In thousands)                                          1995             1994
-------------------------------------------------------------------------------
Actuarial present value of:
 Vested benefit obligation                           $(26,210)         $(23,261)
 Nonvested benefit obligation                          (1,932)           (1,558)
-------------------------------------------------------------------------------
  Accumulated benefit obligation                      (28,142)          (24,819)
Effect of projected compensation increases            (11,513)           (7,655)
-------------------------------------------------------------------------------
  Projected benefit obligation                        (39,655)          (32,474)
Fair value of plan assets (primarily listed
  securities and temporary investments)                24,366            19,774
-------------------------------------------------------------------------------
  Excess                                              (15,289)          (12,700)
Unrecognized net asset at date of initial
  application of SFAS No. 87, being amortized
  over 15 years                                          (234)             (283)
Unrecognized net loss from past experience,
  being amortized over 15 years                         2,090             2,637
-------------------------------------------------------------------------------
  Pension liability                                  $(13,433)         $(10,346)
===============================================================================

Assumptions used in accounting for pension plans for each year presented are as follows:

-------------------------------------------------------------------------------
Discount rate at end of year                                             7.25%
Rate of increase in future compensation levels                           4.50%
Expected long-term rate of return on assets                              7.75%


     Chris-Craft and certain of its subsidiaries maintain other retirement plans, primarily stock purchase and profit sharing plans. The aggregate costs of such plans, including related amounts accrued in the nonqualified plans referred to above, were $11,670,000 in 1995, $5,707,000 in 1994 and $8,395,000 in 1993.

Note 9
--------------------------------------------------------------------------------
Income Taxes:

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

     Income taxes are provided in the accompanying Consolidated Statements of Income as follows:



                                          Year ended December 31,
(In thousands)                  1995              1994               1993
--------------------------------------------------------------------------------
Current (including effect
 of adoption in 1993):
    Federal                   $ 23,300          $ 49,300           $131,167
    State                      (14,000)           (8,400)            16,475
--------------------------------------------------------------------------------
                                 9,300            40,900            147,642
Deferred:
    Federal                      7,300            14,800             (2,467)
    State                        1,000             1,600              2,025
--------------------------------------------------------------------------------
                                 8,300            16,400               (442)
--------------------------------------------------------------------------------
                              $ 17,600          $ 57,300           $147,200
================================================================================


     Following the favorable resolution of routine audits in each year, state income taxes in 1995 and 1994 reflect $20,000,000 reversals of amounts accrued in 1989 and 1990.

     Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

                                              Year ended December 31,
(In thousands)                       1995                 1994           1993
--------------------------------------------------------------------------------

 Taxes at federal statutory rate   $22,847              $57,324        $134,615
 State income taxes, net            (8,418)              (4,429)         12,017
 Amortization of intangible assets   3,151                3,151           3,198
 Dividend from BHC                   1,260                 -               -
 Dividend exclusion                   (764)                (447)         (3,984)
 Enacted rate change
   (to 35% from 34%)                  -                    -             (1,241)
 Other                                (476)               1,701           2,595
--------------------------------------------------------------------------------
                                   $17,600              $57,300        $147,200
================================================================================


      Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:

                                                        December 31,
(In thousands)                                     1995              1994
--------------------------------------------------------------------------------
Accrued liabilities not deductible until paid    $ 20,668           $27,562
Investments                                         9,415             7,125
Film contract rights                                3,974             6,870
Tax credit and operating loss carry forwards        5,601             5,822
SFAS 115 adjustment                                 -                10,109
Other                                                 952               745
--------------------------------------------------------------------------------
                                                   40,610            58,233
Valuation allowance                                (9,114)           (9,381)
--------------------------------------------------------------------------------
  Deferred tax assets, net                         31,496            48,852
--------------------------------------------------------------------------------
Property and equipment                             (3,147)           (3,876)
SFAS 115 adjustment                                (9,252)               -
Other                                                (823)             (653)
-------------------------------------------------------------------------------
  Deferred tax liabilities                        (13,222)           (4,529)
-------------------------------------------------------------------------------
  Net deferred tax assets                        $ 18,274           $44,323
===============================================================================


The Valuation allowance reflects the inability to predict the realization of future tax benefits relating to tax credit carryforwards and future dispositions of certain investments having tax bases greater than related financial statement carrying amounts.

     At December 31, 1995, net operating loss carryforwards in the amount of $6,675,000 are available for tax purposes and expire in various years through 2010.

     Tax benefits of $222,000, $2,514,000 and $3,402,000 arising from the exercise of employee stock options were credited to capital surplus in 1995, 1994 and 1993, respectively.

NOTE 10
--------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES:

     The aggregate amount payable by Chris-Craft's television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets, totalled $166,200,000 at December 31, 1995 (including $40,400,000 applicable to UTV).

     BHC is expected to make significant expenditures developing UPN.
See Note 2.

     Montrose Chemical Corporation of California, whose stock is 50% owned by Chris-Craft and 50% by a subsidiary of Zeneca Inc. (formerly ICI Americas, Inc.), discontinued its manufacturing operations in 1983 and has since been defending claims for costs and damages relating to environmental matters. Chris-Craft has been named as a defendant in certain of these actions by plaintiffs seeking to hold Chris-Craft liable for Montrose activities. After insurance reimbursements totalling $1,001,000 in 1995,

$1,022,000 in 1994 and $873,000 in 1993, Montrose-related net expenses (recoveries) of $437,000 in 1995, $(280,000) in 1994 and $4,337,000 in 1993, are
included in the accompanying Consolidated Statements of Income under the caption Interest and other income, net.

     Montrose is one of numerous defendants in a suit relating to alleged environmental impairment at the Stringfellow Hazardous Waste Disposal Site in California, brought in 1983 by the Federal government and the State of California, which claim Montrose generated approximately 19% of the waste placed at the site. In 1990, the U.S. Environmental Protection Agency issued a Record of Decision for the site, which selected some of the interim remedial measures preferred by the EPA and the State, the present value of which was estimated by them to be $169 million, although the estimate is subject to potential variations of up to 50%. A ruling issued in 1993 by the Special Master in the suit allocated at least 65% of the liability (under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA")) at the site to the State of California, and approximately 25% of the liability to the generator defendants (including Montrose). In a separate ruling under California law, the Special Master allocated 100% of the liability to the State. The State is expected to appeal the decision. The U.S. Department of Justice has sought and received information regarding the relationship between Montrose and its two shareholders in an inquiry directed to the issue of whether Chris-Craft, as a shareholder of Montrose, should be added as a party to the Government's Stringfellow suit.

     In June 1990, the Federal Government and the State of California commenced an action against Montrose, Chris-Craft, and other defendants, alleging that Montrose and others released hazardous substances into Los Angeles Harbor and adjacent waters, and seeking to recover damages resulting from alleged injury to natural resources. In 1994, the Federal and State governments produced reports stating the alleged damages may range between $300 million and approximately $1.1 billion. In March 1995, the District Court granted the defendants' motion for summary judgment, ruling that the Government's claim for natural resource damages was barred by the statute of limitations. The effect of this ruling is to dismiss the natural resources damages claims, and the Court also ruled that CERCLA would in any event limit the collective maximum liability of Montrose, Chris-Craft, and the Zeneca-related defendants for natural resource damages to $50 million. In January 1996, a U.S. Court of Appeals heard argument on the Government's appeal of the District Court's rulings. The action also seeks recovery for costs related to alleged hazardous substance contamination of the Montrose plant site in Torrance, California. Since 1992, Montrose and Chris-Craft were named defendants in two additional private party actions brought by approximately 110 plaintiffs claiming over $7 million in damages for alleged personal injuries and diminution in property value in an area near Montrose's former Torrance plant. A third private party action alleging similar claims relating to the former Torrance plant is pending against Montrose, but Chris-Craft is not a defendant. Montrose is also a defendant in an action brought in 1984 by private parties seeking damages in excess of $15 million, which alleges that Montrose contributed to the contamination of certain property in Richmond, California. Chris-Craft was added as a defendant in 1992. During 1990, Montrose and Chris-Craft were notified by the Federal Government of its intention to name each of them as a defendant in an action seeking recovery for alleged damage to natural resources emanating from the Richmond site, and in 1991 the EPA notified Chris-Craft it may seek to include Chris-Craft as one of the parties responsible for remediation at this site.

     In September 1994, the EPA designated Chris-Craft as a "potentially responsible party" under CERCLA (a "PRP") in connection with the Diamond Alkali Superfund Site on the Passaic River in Newark, New Jersey. The EPA alleges that hazardous substances were released into the river from a facility operated by a Chris-Craft predecessor company. The facility was located near the Diamond Alkali property, but not on the river front, and was sold by Chris-Craft in 1972. Chris-Craft disputes that it is a responsible party. The former owner of the Diamond Alkali property is currently performing a study estimated to cost approximately $10 million to determine the extent of contamination in the area and to evaluate possible corrective actions.

      Chris-Craft intends vigorously to defend itself in Montrose-related actions in which it is a defendant. In each case involving Montrose where Chris-Craft has been named as a defendant, Chris-Craft contends that it is not liable and that it neither owned nor operated the facilities involved, nor did it arrange for the disposal of hazardous substances. Chris-Craft and its predecessors were shareholders of Montrose and provided certain management services to Montrose, as it conducted its operations. Based on the available information, the status of the proceedings, and the applicable legal and accounting standards, Chris-Craft, in reliance among other things on the advice of counsel, believes that it should have no liability (under CERCLA or otherwise) for the operations of Montrose and does not presently consider liability to be "probable" in any of the Montrose-related cases. Accordingly, under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", no amount has been reserved in the Company's financial statements. The Diamond Alkali Superfund Site matter does not involve Montrose, and based on the review to date by Chris-Craft and its counsel, they believe Chris-Craft has been erroneously identified as a PRP at the site; Chris-Craft is unable to determine at this stage if it could have any liability at the site.

                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

     If a court ultimately rejected Chris-Craft's defenses, under CERCLA Chris-Craft could be held jointly and severally liable, without regard to fault, for response costs and natural resource damages. A party's ultimate liability at a site generally depends on its involvement at the site, the nature and extent of contamination, the remedy selected, the role of other parties in creating the alleged contamination and the availability of contribution from those parties, as well as any insurance or indemnification agreements which may apply. In most cases, both the resolution of the complex issues involved and any necessary remediation expenditures occur over a number of years. Future legal and technical developments in each of the foregoing matters will be periodically reviewed to determine if the accrual of reserves for possible liability would be appropriate.

     Chris-Craft is a party to various other pending legal proceedings arising in the ordinary course of business. In the opinion of management, after taking into account the opinion of counsel with respect thereto, the ultimate resolution of these other matters will not have a material effect on Chris-Craft's consolidated financial position or results of operations.

NOTE 11
--------------------------------------------------------------------------------
SEGMENT REPORTING:

      Industry segment data is set forth in the table on page 14.


                           SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

                                                                           As of and for the years ended December 31,
(In thousands of dollars except per share data)       1995              1994             1993             1992             1991
------------------------------------------------------------------------------------------------------------------------------------
Operating revenues                               $   472,081        $   481,364     $   439,733      $     331,535    $    283,835
====================================================================================================================================
Operating income (loss)                          $   110,633        $   107,832     $    75,332      $      16,805    $     (3,815)
Interest and other income, net                        83,949             59,928          52,661             36,790          51,507
Equity in United Paramount Network loss             (129,303)            (3,977)          -                  -               -
Income associated with Time Warner securities          -                  -             256,622             94,059          87,657
Interest expense                                       -                  -               -                 (2,283)         (2,350)
Income taxes                                         (17,600)           (57,300)       (147,200)           (37,800)        (34,300)
Minority interest                                    (25,714)           (41,742)        (88,347)           (42,421)        (40,441)
------------------------------------------------------------------------------------------------------------------------------------
  Net income                                     $    21,965        $    64,741     $   149,068       $     65,150    $     58,258
====================================================================================================================================

Net income per share -
  Primary                                        $       .71        $      2.10     $      4.96       $       2.18    $       1.94

  Fully diluted                                          .56               1.63            3.76               1.64            1.47

Cash and current marketable securities             1,523,438          1,520,461       1,536,107            983,537         961,749
Working capital                                    1,531,416          1,532,579       1,502,671            899,640         939,664
Film contract rights                                 145,902            148,473         186,079            187,518         165,029
Noncurrent marketable securities                       -                 -                -                450,022         732,740
Total assets                                       2,203,853          2,232,217       2,283,178          2,160,694       2,049,775
Long-term debt                                         -                  -               -                  -              15,625
Minority interest                                    560,326            584,202         615,615            565,206         630,047
Shareholders' investment                         $ 1,319,020        $ 1,306,218     $ 1,258,227       $  1,111,747    $  1,052,713

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES


LIQUIDITY AND CAPITAL RESOURCES

     Chris-Craft's financial position is strong and highly liquid. Cash and marketable securities totalled $1.5 billion at December 31, 1995, and Chris-Craft has no debt outstanding. Chris-Craft's 74% owned television broadcasting subsidiary, BHC Communications, Inc., is currently expending significant funds to develop the United Paramount Network, but cash flow provided from BHC's operating activities, $197.3 million in 1995, substantially exceeded BHC's 1995 UPN funding of $128.6 million.

     Chris-Craft's operating cash flow is generated primarily by the Television Division's core television station group. Broadcast cash flow reflects station operating income plus depreciation and film contract amortization less film contract payments. The relationship between film contract payments and related amortization may vary greatly between periods (payments exceeded amortization by $1.7 million and $16.1 million, respectively, in 1995 and 1994), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. Reflecting such $14.4 million variance between 1995 and 1994, broadcast cash flow increased 10%, to $159.3 million from $144.7 million in 1994, while station earnings rose less than 1%. Although broadcast cash flow is often used in the broadcast television industry as an ancillary measure, it is not synonymous with operating cash flow computed in accordance with generally accepted accounting principles, and should not be considered alone or as a substitute for measures of performance computed in accordance with generally accepted accounting principles.


     Chris-Craft's cash flow additionally reflects earnings associated with its cash and marketable securities, most of which are held by BHC. Cash and marketable securities totalled $1.5 billion at December 31, 1995, virtually unchanged from December 31, 1994. Consolidated operating cash flow of $196.7 million in 1995 was offset by BHC UPN funding of $128.6 million, Chris-Craft treasury stock purchases of $20.0 million, treasury stock purchases by BHC and UTV totalling $61.0 million and payment by BHC of the 1995 special dividend described below.

     BHC generates most of Chris-Craft's consolidated cash flow. Parent company obligations consist solely of corporate office expenditures, current and accrued. Parent company cash balances were augmented in January 1993 upon the receipt of $36 million in dividends from BHC, which paid a special cash dividend of $2.00 per share, and were again augmented in April 1995 upon the receipt of $18 million in dividends from BHC, which paid a special cash dividend of $1.00 per share. BHC has no plan to pay regular dividends. Chris-Craft parent company cash balances are substantially in excess of normal operating requirements.

     Since April 1990, BHC's Board of Directors has authorized the purchase of up to 6,800,000 Class A common shares. Through December 31, 1995, 4,914,387 shares were purchased for a total cost of $296.5 million, including $31.3 million in 1995. From 1993 to 1995, UTV purchased 991,776 of its common shares at an aggregate cost of $51.5 million. At December 31, 1995, 1,192,249 UTV shares remained authorized for purchase.

     Chris-Craft intends to expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. Chris-Craft believes it is capable of raising significant additional capital to augment its already substantial financial resources, if desired, to fund such additional expansion.

     In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed the United Paramount Network, a fifth broadcast television network which premiered in January 1995. BHC currently owns 100% of UPN, and accounts for UPN under the equity method, since Paramount has an option through January 15, 1997 to acquire an interest in UPN equal to that of BHC. The option price is equivalent to approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest. BHC expenditures related to UPN totalled $128.6 million in 1995. UPN is still in its infancy, and the cost of developing UPN is expected to remain significant for several years.

     Chris-Craft's television stations make commitments for programming that will not be available for telecasting until future dates. At December 31, 1995, commitments for such programming totalled approximately $166.2 million, including $40.4 million applicable to UTV. BHC also has a commitment to invest over time up to $65 million, including $40 million applicable to UTV, in management buyout limited partnerships. Chris-Craft capital expenditures generally have not been material in relation to its financial position, and the related capital expenditure commitments at December 31, 1995 (including any related to UPN) were not material. Chris-Craft expects that expenditures for UPN, future film contract commitments and capital requirements for its present business will be satisfied primarily from operations, marketable securities or cash balances.

     As set forth in Note 10, Chris-Craft has been named as a defendant (or a "potentially responsible party") in certain actions seeking recovery for environmental damage allegedly related to (i) the activities (discontinued since
1983) of 50% owned Montrose Chemical Corporation of California and (ii) the activities of Montrose Chemical Co., a predecessor company to Chris-Craft. As further set forth in Note 10, Chris-Craft does not presently consider liability to be "probable" in any of the Montrose related matters, and no amount has been reserved in Chris-Craft's financial statements.

                CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

1995 VERSUS 1994

     Chris-Craft 1995 operating results reflect record station group earnings and a substantial increase in interest income. However, as expected, start-up losses at United Paramount Network lowered net income to $21,965,000, or $.71 per share, compared to $64,741,000, or $2.10 per share, in 1994. Net income excluding UPN rose 21%, to $80,491,000, or $2.64 per share, from $66,536,000, or $2.16 per share.

     Television station earnings rose to $151,382,000, just above 1994's record earnings of $150,647,000. A 6% reduction in station programming expenses more than offset a 2% decline in station operating revenues. The decline in full year station operating revenues, to $450,239,000 from $457,533,000 in 1994, reflects disappointing softness in the 1995 fourth quarter television advertising market, which contributed to a 14% decline in station operating revenues in that period. While early 1996 demand for television advertising time remains sluggish, the Olympic Games and political contests in 1996 should have a positive impact on rates later in the year. Television Division operating income rose 2% in 1995, to a record $127,149,000 from $124,552,000 in 1994, as the modest increase in station earnings was augmented by a $5.5 million reduction in program development expense. Operating income would have risen even further except for one-time expenses of approximately $3.7 million incurred establishing a national sales representative subsidiary, United Television Sales, Inc.

     Industrial Division operating results improved in 1995 following the discontinuance of operations at its unprofitable fiber products plant. While the elimination of that business resulted in a decline in 1995 Industrial Division operating revenues, to $17,379,000 from $23,831,000 in 1994, revenues of the Division's continuing businesses increased 10% in 1995. Industrial Division operating income totalled $1,960,000 in 1995, reversing 1994's operating loss of $3,557,000. The Division's continuing businesses recorded operating income of $1,569,000 in 1994.

     After Chris-Craft corporate office expense, which increased in 1995, primarily due to a $4.9 million rise in retirement plan expense resulting from the 1995 increase in the market value of Chris-Craft common stock, consolidated operating income rose to a record $110,633,000 from $107,832,000 in 1994.

     Interest and other income, net increased to $83,949,000 in 1995 from $59,928,000 in 1994, primarily reflecting higher interest rates earned on Chris-Craft's money market portfolio.

     UPN incurred start-up losses of $129,303,000 in 1995, about as expected, compared to the network's 1994 pre-launch loss of $3,977,000. UPN results are reflected in Chris-Craft's consolidated financial statements under the equity method. UPN is expected to incur substantial start-up losses for several more years.

     Income tax provisions for 1995 and 1994 are net of $20,000,000 reversals by BHC of state income taxes accrued in 1989 and 1990, following the favorable resolution in each year of routine audits. Excluding the effect of such reversals, Chris-Craft's effective income tax rate would have been 47% in 1995 and 43% in 1994, compared with the respective actual rates of 27% and 35%.

     Minority interest reflects the interest of shareholders other than Chris-Craft in the net income of BHC, 74% owned by Chris-Craft at December 31, 1995 and 73% owned at December 31, 1994, and the interest of shareholders other than BHC in the net income of UTV, 57% owned by BHC at December 31, 1995 and 55% owned at December 31, 1994.

RESULTS OF OPERATIONS

1994 VERSUS 1993

     Chris-Craft's television station business achieved record operating results in 1994. The substantial increase in Television Division earnings, together with a reversal of previously accrued income taxes, brought 1994 net income to $64,741,000 or $2.10 per share, 54% greater than 1993 income of $42,101,000, or $1.39 per share, excluding income associated with BHC's former holdings of Time Warner securities. Net income in 1993, including Time Warner income, was $149,068,000, or $4.96 per share.

     A strong national economy and heavy political spending fueled demand for television advertising in 1994. The Television Division's station group posted a strong 11% increase in operating revenues, to a record $457,533,000 from $411,999,000 in 1993. After a 2% decline in programming expenses, television station earnings increased 44%, easily surpassing 1993's record. Television Division operating income in 1994 rose 42% to a record $124,552,000 from 1993's $87,811,000, even after increases of approximately $9,000,000 in other operating expenses, primarily program development expense.

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

     Interest and other income, excluding amounts associated with Time Warner securities, rose to $59,928,000 from $52,661,000 in 1993. A significant increase in interest income, reflecting the placement of Time Warner proceeds in money market instruments, was partially offset by 1993 marketable securities gains.