Form 10-K, Exhibit 13
period 1996-12-31
CHRIS CRAFT INDUSTRIES INC
filed 1997-03-28
CIK 20067

STOCK PRICE, DIVIDEND AND RELATED INFORMATION
----------------------------------------------------------------------
             CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

    Chris-Craft common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange. The high and low sales prices reported in the consolidated transaction reporting system are shown below for the periods indicated. Since Chris-Craft Class B common stock is ordinarily nontransferable, there is no trading market for such class.

                                       1996            1995
                                   High    Low     High    Low
----------------------------------------------------------------------
First Quarter                      44      39 7/8  37 3/8  33
Second Quarter                     44      40 1/4  36 3/4  32 1/2
Third Quarter                      44      38 3/8  46 1/4  34 3/4
Fourth Quarter                     42 1/4  39 1/8  44 1/4  39 1/4


    Chris-Craft paid 3% stock dividends on its common stock in April 1996 and April 1995. Chris-Craft has declared a 3% stock dividend payable in April 1997. The Board of Directors plans to continue to consider, on an annual basis, the payment of dividends in common stock. As of February 21, 1997, there were 2,753 holders of record of common stock and 1,753 holders of record of Class B common stock.

                   REPORT OF INDEPENDENT ACCOUNTANTS
----------------------------------------------------------------------
                                                     February 13, 1997

Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York 10036


TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF CHRIS-CRAFT INDUSTRIES, INC.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of Chris-Craft Industries, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                   CONSOLIDATED STATEMENTS OF INCOME
----------------------------------------------------------------------
             CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

                                                       Year ended December 31,
(In thousands of dollars except per share data)     1996        1995         1994
--------------------------------------------------------------------------------------
OPERATING REVENUES:
Television revenues                             $  446,292   $  454,702   $  457,533
Sales of manufactured products                      19,403       17,379       23,831
--------------------------------------------------------------------------------------
                                                   465,695      472,081      481,364
--------------------------------------------------------------------------------------

OPERATING EXPENSES:
Television expenses                                217,928      214,223      232,635
Cost of manufactured products sold                  13,472       11,754       19,108
Selling, general and administrative                131,027      135,471      121,789
--------------------------------------------------------------------------------------
                                                   362,427      361,448      373,532
--------------------------------------------------------------------------------------
  Operating income                                 103,268      110,633      107,832
--------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
Interest and other income, net                      81,879       83,949       59,928
Equity in United Paramount Network loss           (146,313)    (129,303)      (3,977)
--------------------------------------------------------------------------------------
                                                   (64,434)     (45,354)      55,951
--------------------------------------------------------------------------------------

  Income before provision for income taxes
    and minority interest                           38,834       65,279      163,783


PROVISION FOR INCOME TAXES                          19,500       17,600       57,300
--------------------------------------------------------------------------------------
  Income before minority interest                   19,334       47,679      106,483

MINORITY INTEREST                                   18,522       25,714       41,742
--------------------------------------------------------------------------------------
  Net income                                    $      812   $   21,965   $   64,741
======================================================================================

Net Income per Share:
  Primary                                       $      .01   $      .69   $     2.04
======================================================================================
  Fully diluted                                 $      .01   $      .54   $     1.58
======================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------
             CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

                                                          Year ended December 31,
                                                   -----------------------------------
(In thousands of dollars)                             1996        1995        1994
--------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                         $      812  $   21,965  $   64,741
Adjustments to reconcile net income to net cash
  provided from operating activities:
    Film contract amortization                         95,291      89,321     101,869
    Film contract payments                            (90,802)    (90,994)   (117,928)
    Prepaid broadcast rights                            5,252       4,249       8,166
    Depreciation and other amortization                19,787      20,093      20,888
    Equity in United Paramount Network loss           146,313     129,303       3,977
    Minority interest                                  18,522      25,714      41,742
    Other                                              (1,488)      1,980       5,055
    Changes in assets and liabilities:
        Accounts receivable                             2,158       6,682      (9,906)
        Other assets                                     (259)      1,268         640
        Accounts payable and other liabilities          3,891      10,495      10,527
        Income taxes                                   (6,355)    (23,402)      3,952
--------------------------------------------------------------------------------------
           Net cash provided from
             operating activities                     193,122     196,674     133,723
--------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Disposition of marketable securities                1,089,124     697,232   1,097,750
Purchase of marketable securities                    (899,924)   (813,070)   (937,730)
Investment in United Paramount Network               (145,580)   (128,585)     (6,815)
Other investments                                     (40,423)     (8,748)       (377)
Capital expenditures, net                             (10,472)     (9,079)    (10,676)
Other                                                  (1,585)       (946)        (72)
--------------------------------------------------------------------------------------
           Net cash provided from (used in)
             investing activities                      (8,860)   (263,196)    142,080
--------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital transactions of subsidiaries                  (93,437)    (67,605)    (82,353)
Purchase of treasury stock                            (17,897)    (19,967)    (20,386)
Proceeds from exercise of employee stock options        1,359       2,218      13,095
Dividends on preferred stock                             (444)       (467)       (473)
--------------------------------------------------------------------------------------
           Net cash used in financing activities     (110,419)    (85,821)    (90,117)
--------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents   73,843    (152,343)    185,686
Cash and Cash Equivalents at Beginning of Year         73,840     226,183      40,497
--------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year           $  147,683  $   73,840  $  226,183
======================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

                      CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------
             CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

                                                           December 31,
(In thousands of dollars)                               1996         1995
------------------------------------------------------------------------------
ASSETS

Current Assets:
  Cash and cash equivalents                         $   147,683   $    73,840
  Marketable securities (substantially all
    U.S. Government securities)                       1,247,496     1,449,598
  Accounts receivable, less allowance for
    doubtful accounts of $5,993 and $5,867               90,935        93,093
  Film contract and prepaid broadcast rights            115,498        95,541
  Prepaid expenses and other current assets              66,799        45,871
------------------------------------------------------------------------------
        Total current assets                          1,668,411     1,757,943
------------------------------------------------------------------------------
INVESTMENTS                                              46,800         7,938
------------------------------------------------------------------------------
FILM CONTRACT RIGHTS, including deposits, less
  estimated portion to be used within one year           28,536        50,361
------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, at cost:
  Land, buildings and improvements                       43,047        38,231
  Machinery and equipment                               101,690        99,272
------------------------------------------------------------------------------
                                                        144,737       137,503
  Less-Accumulated depreciation                          94,805        87,576
------------------------------------------------------------------------------
                                                         49,932        49,927
------------------------------------------------------------------------------
INTANGIBLE ASSETS                                       322,824       321,945
------------------------------------------------------------------------------
OTHER ASSETS                                             20,756        15,739
------------------------------------------------------------------------------
                                                    $ 2,137,259   $ 2,203,853
==============================================================================

------------------------------------------------------------------------------
                                                            December 31,
                                                         1996         1995
------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' INVESTMENT

CURRENT LIABILITIES:
  Film contracts payable within one year            $    97,222   $    87,634
  Accounts payable and accrued expenses                 112,577       105,682
  Income taxes payable                                   40,527        33,211
------------------------------------------------------------------------------
           Total current liabilities                    250,326       226,527
------------------------------------------------------------------------------
FILM CONTRACTS PAYABLE AFTER ONE YEAR                    80,837        86,392
------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                              10,918        11,588
------------------------------------------------------------------------------
MINORITY INTEREST                                       506,260       560,326
------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 9)

SHAREHOLDERS' INVESTMENT:
 Cumulative preferred stock -
   Prior preferred stock - $1.00 dividend; stated
     at liquidating value of $21.50 per share;
     currently authorized 73,399 shares;
     outstanding 73,399 shares                            1,578         1,578
   Convertible preferred stock - $1.40 dividend;
     stated at $17.50 per share; currently
     authorized 253,195 shares; outstanding 253,195
     and 275,758 shares (liquidating value $23.00
     per share, aggregating $5,823)                       4,431         4,826
 Class B common stock - par value $.50 per share;
     currently authorized 50,000,000 shares;
     outstanding 7,870,807 and 7,652,273 shares           3,935         3,826
 Common stock - par value $.50 per share;
     currently authorized 100,000,000 shares;
     outstanding 22,472,409 and 21,478,079 shares        12,027        11,530
 Capital surplus                                        311,623       301,351
 Retained earnings                                      954,048       989,181
 Increase to reflect marketable securities at
   market value                                           1,276         6,728
------------------------------------------------------------------------------
                                                      1,288,918     1,319,020
------------------------------------------------------------------------------
                                                    $ 2,137,259   $ 2,203,853
==============================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                        Outstanding Shares
--------------------------------------------------------------------------------------

                                                         Class B      $1.00     $1.40
                                             Common      Common    Preferred Preferred
--------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                 19,911,536  7,379,866    73,399  297,946

Net income                                        -          -         -        -
Marketable securities valuation adjustment        -          -         -        -
Capital transactions of subsidiaries              -          -         -        -
Dividends on preferred stock                      -          -         -        -
Common stock dividend - 3%                      608,418    226,571     -        -
Conversion of preferred stock                   250,339    195,244     -      (15,120)
Conversion of Class B common stock              233,860   (233,860)    -        -
Stock options, including related tax benefits   537,221      -         -        -
Acquisition of treasury stock                     -          -         -        -
Retirement of treasury stock                   (562,200)     -         -        -
--------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                 20,979,174  7,567,821    73,399  282,826

Net income                                        -          -         -        -
Marketable securities valuation adjustment        -          -         -        -
Capital transactions of subsidiaries              -          -         -        -
Dividends on preferred stock                      -          -         -        -
Common stock dividend - 3%                      620,551    225,514     -        -
Conversion of preferred stock                   109,376    109,150     -       (7,068)
Conversion of Class B common stock              250,212   (250,212)    -        -
Stock options, including related tax benefits    77,166      -         -        -
Acquisition of treasury stock                     -          -         -        -
Retirement of treasury stock                   (558,400)     -         -        -
--------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                 21,478,079  7,652,273    73,399  275,758

Net income                                        -          -         -        -
Marketable securities valuation adjustment        -          -         -        -
Capital transactions of subsidiaries              -          -         -        -
Dividends on preferred stock                      -          -         -        -
Common stock dividend - 3%                      645,915    227,205     -        -
Conversion of preferred stock                   306,970    412,734     -      (22,563)
Conversion of Class B common stock              421,405   (421,405)    -        -
Stock options, including related tax benefits    53,940      -         -        -
Acquisition of treasury stock                     -          -         -        -
Retirement of treasury stock                   (433,900)     -         -        -
--------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                 22,472,409  7,870,807    73,399  253,195
======================================================================================

 Treasury
  Shares                Dollar Amount (In thousands)
----------  --------------------------------------------------------------------------
                                                                              Market
              Common    Preferred    Capital     Retained      Treasury      Valuation
  Common      Stocks     Stocks      Surplus     Earnings        Stock        Account
----------  --------------------------------------------------------------------------
   -         $14,437    $6,792      $275,443     $961,555     $   -         $  -
   -           -         -             -           64,741         -            -
   -           -         -             -            -             -           (9,794)
   -           -         -            (1,991)       -             -            -
   -           -         -             -             (473)        -            -
   -             417     -            29,075      (29,492)        -            -
   -             223      (265)           42        -             -            -
   -           -         -             -            -             -            -
   -             268     -            15,340        -             -            -
(562,200)      -         -             -            -           (20,100)       -
 562,200        (281)    -           (19,819)       -            20,100        -
--------------------------------------------------------------------------------------
   -          15,064     6,527       298,090      996,331         -           (9,794)

   -           -         -             -           21,965         -            -
   -           -         -             -            -             -           16,522
   -           -         -            (7,809)       -             -            -
   -           -         -             -             (467)        -            -
   -             423     -            28,225      (28,648)        -            -
   -             109      (123)           13        -             -            -
   -           -         -             -            -             -            -
   -              39     -             2,401        -             -            -
(558,400)      -         -             -            -           (19,848)       -
 558,400        (279)    -           (19,569)       -            19,848        -
--------------------------------------------------------------------------------------
   -          15,356     6,404       301,351      989,181         -            6,728

   -           -         -             -              812         -            -
   -           -         -             -            -             -           (5,452)
   -           -         -            (8,840)       -             -            -
   -           -         -             -             (444)        -            -
   -             436     -            35,065      (35,501)        -            -
   -             360      (395)           34        -             -            -
   -           -         -             -            -             -            -
   -              27     -             1,602        -             -            -
(433,900)      -         -             -            -           (17,806)       -
 433,900        (217)    -           (17,589)       -            17,806        -
--------------------------------------------------------------------------------------
   -         $15,962    $6,009      $311,623     $954,048     $   -         $  1,276
======================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------
             CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

Note 1
----------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A) BUSINESS AND BASIS OF PRESENTATION

   Chris-Craft's primary business is television broadcasting, conducted through its majority owned (75.9% at December 31, 1996 and 73.9% at December 31, 1995) television broadcasting subsidiary, BHC Communications, Inc. BHC wholly owned subsidiaries operate three television stations, and BHC's majority owned (59.0% at December 31, 1996 and 57.3% at December 31, 1995) subsidiary, United Television, Inc. (UTV), operates five television stations.

   BHC accounts for its interest in the partnership that operates the United Paramount Network (UPN), a fifth broadcast network which premiered in January 1995, under the equity method. BHC recorded 100% of UPN's start-up losses from the network's 1994 inception through December 31, 1996, consistent with BHC's sole ownership of the partnership during that period. In January 1997, Viacom Inc. completed its acquisition of a 50% interest in the partnership, and future BHC operating results will accordingly reflect BHC's then pro rata interest in UPN.

   The accompanying consolidated financial statements include the accounts of Chris-Craft and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The pro rata interests of BHC and UTV minority shareholders in the net income and net assets of BHC and UTV are set forth as minority interest in the Consolidated Statements of Income and Consolidated Balance Sheets, respectively. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. Certain prior year amounts have been restated to conform with the 1996 presentation.

(B) FINANCIAL INSTRUMENTS

   Cash and cash equivalents totalled $147,683,000 at December 31, 1996 and $73,840,000 at December 31, 1995. Cash equivalents are money market securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

   All of Chris-Craft's marketable securities have been categorized as available for sale and are carried at fair market value. Since marketable securities are available for current operations, all are included in current assets as follows:

                                     Gross Unrealized
                                     ----------------
(In thousands)            Cost        Gains    Losses   Fair Value
----------------------------------------------------------------------
December 31, 1996:
  U.S. Government
     securities        $1,151,818   $    884  $   868   $1,151,834
  Other                    93,605      7,450    5,393       95,662
----------------------------------------------------------------------
                       $1,245,423   $  8,334  $ 6,261   $1,247,496
======================================================================
December 31, 1995:
  U.S. Government
     securities        $1,328,855   $  4,986  $    925  $1,332,916
  Other                   106,427     10,474       219     116,682
----------------------------------------------------------------------
                       $1,435,282   $ 15,460  $  1,144  $1,449,598
======================================================================

   Of the U.S. Government securities held at December 31, 1996, 87% mature within one year and all within two years.

   Certain additional information related to Chris-Craft's marketable securities as of and for the years ended December 31, 1996, 1995 and 1994 is as follows:

(In thousands)                     1996         1995         1994
----------------------------------------------------------------------
Sales proceeds                 $1,089,124    $  697,232   $1,097,750
Realized gains                      4,749         2,374        1,286
Realized losses                       466         4,697        7,734
Net unrealized gain (loss)          2,073        14,316      (25,485)
Adjustment for unrealized
  gain (loss), net of deferred
  income taxes and minority
  interests                    $    1,276    $    6,728   $   (9,794)
======================================================================

   For purposes of computing gains and losses, cost was determined using the specific identification method.

(C) FILM CONTRACTS

   Chris-Craft's television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the programming becomes available for telecasting.

    Contracts are amortized over the estimated number of showings, using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and ultimate total cost for each contract. In the opinion of management, future revenue derived from airing programming will be sufficient to cover related unamortized rights balances at December 31, 1996. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1996 are $48,755,000, $23,967,000, $5,869,000 and $2,246,000 in
1998, 1999, 2000 and thereafter, respectively. The net present value at December 31, 1996 of such payments, based on an 8.5% discount rate, was approximately $68,000,000. See Note 9.

(D) DEPRECIATION AND AMORTIZATION

   Depreciation of property and equipment is generally provided on the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) INTANGIBLE ASSETS

   Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. The carrying values of such intangibles as of December 31, 1996 and 1995 are as follows:

(In thousands)                              1996            1995
----------------------------------------------------------------------
Television Division                      $ 322,050        $ 321,171
Industrial Division                            774              774
----------------------------------------------------------------------
                                         $ 322,824        $ 321,945
======================================================================

   Television Division amounts primarily relate to television station WWOR, which was acquired in 1992, and are being amortized on a straight-line basis over 40 year periods. Accumulated amortization of intangible assets totalled $56,653,000 at December 31, 1996 and $47,333,000 at December 31, 1995. Intangible assets at December 31, 1996 include goodwill totalling $8,971,000 resulting from purchases by BHC of its own shares at prices greater than net book value.

(F) REVENUE RECOGNITION AND BARTER TRANSACTIONS

   Revenue is recognized upon broadcast of television advertising and upon shipment of manufactured products. The estimated fair value of goods or services received by Chris-Craft's television stations in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue totalled $40,853,000 in 1996, $46,039,000 in 1995 and $47,201,000 in 1994. Barter expense in each year approximated barter revenue.

(G) INCOME PER SHARE

   Income per share amounts for all periods presented give retroactive effect to all common stock dividends declared through February 13, 1997. Primary per share amounts were computed by dividing income, after preferred stock dividend requirements of $436,000 in 1996, $464,000 in 1995, and $471,000 in 1994, by the weighted average number of common and, when dilutive, common equivalent, shares outstanding (31,522,000 in 1996, 31,202,000 in 1995 and 31,486,000 in
1994). Stock options are the only common share equivalents.

    Fully diluted per share amounts further assume, when dilutive, conversion of the average number of $1.40 convertible preferred shares outstanding.

(H) STOCK OPTIONS

   Chris-Craft has adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). This statement encourages but does not require the recording of compensation cost for stock-based employee compensation plans at fair value. Chris-Craft has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees . See Note 6.

(I) SUPPLEMENTAL CASH FLOW INFORMATION

   Cash paid for income taxes totalled $28,803,000 in 1996, $46,522,000 in 1995 and $53,343,000 in 1994.

Note 2
----------------------------------------------------------------------
UNITED PARAMOUNT NETWORK:

   In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed the United Paramount Network, a fifth broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest, and additional cash available for ongoing UPN expenditures. UPN distributed approximately $116,000,000 to BHC pursuant to the option exercise, and BHC realized a pretax gain on the exercise of approximately $150,000,000, which will be recorded in the first quarter of 1997. BHC and Viacom now share equally in UPN funding requirements and in UPN losses.

   UPN has been organized as a partnership, and BHC's partnership interest is accounted for under the equity method. The carrying value of such interest, which reflects BHC funding of $145,580,000 in 1996 and $128,585,000 in 1995, less BHC's then 100% interest in UPN losses in those years, totalled $1,394,000 at December 31, 1996 and $2,127,000 at December 31, 1995, and is included in other assets on the accompanying Consolidated Balance Sheets. UPN is still in its early development and is expected to continue to incur significant start-up losses and to require significant funding for the next several years. However, Chris-Craft believes that the substantial portion of BHC's share of such funding requirements in 1997 and 1998 will be offset by the proceeds of the Viacom option exercise. Condensed consolidated financial statements of UPN as of and for the years ended December 31, 1996 and 1995 are as follows:


(In thousands)                         1996             1995
----------------------------------------------------------------------
BALANCE SHEETS

Current assets                     $   43,831        $   22,616
Property and equipment, net               915             1,225
Other assets                            4,147             3,941
----------------------------------------------------------------------
                                   $   48,893        $   27,782
======================================================================

Current liabilities                $   47,499        $   25,655
Advances and interest due BHC           -               109,941
Partners  capital (deficit)             1,394          (107,814)
----------------------------------------------------------------------
                                   $   48,893        $   27,782
======================================================================
STATEMENTS OF OPERATIONS

Operating revenues*                $   56,948        $   30,376
Operating expenses*                   200,316           159,116
----------------------------------------------------------------------
   Operating loss                    (143,368)         (128,740)
Other expenses, net                    (2,945)             (563)
----------------------------------------------------------------------
   Loss before interest
     on BHC advances                 (146,313)         (129,303)
Interest on BHC advances
 (eliminated in consolidation)        (14,147)           (4,535)
----------------------------------------------------------------------
   Net loss                        $ (160,460)       $ (133,838)
======================================================================

* With respect to certain of its programming, UPN derives no revenue and incurs no programming expense.

Note 3
----------------------------------------------------------------------
ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

    Accounts payable and accrued expenses consist of the
following:
                                                 December 31,
(In thousands)                                 1996        1995
----------------------------------------------------------------------
Accounts payable                             $  10,556  $   9,826
Payable for securities purchased                   304      1,318
Accrued expenses-
  Payroll and compensation                      51,125     47,937
  Deferred barter revenue                       33,896     29,660
  Other                                         16,696     16,941
----------------------------------------------------------------------
                                             $ 112,577  $ 105,682
======================================================================


Note 4
----------------------------------------------------------------------
SHAREHOLDERS  INVESTMENT:

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

   Each share of Class B common stock entitles the holder to ten votes (common stock entitles the holder to one vote per share), is convertible at all times into common stock on a share-for-share basis, is not transferable except to specified persons ( Permitted Transferees ) and, in general, carries the same per share dividend and liquidation rights as a share of common stock, except that the Board of Directors may in its discretion declare greater cash dividends per share on the common stock than on the Class B common stock. No additional Class B shares may be issued without further shareholder approval, except upon the conversion of $1.40 convertible preferred shares by holders of record on November 10, 1986 (the record date for the initial distribution of Class B common stock) or Permitted Transferees, or in payment of stock dividends or stock splits on outstanding shares of Class B common stock.

   So long as any Class B common stock is outstanding, each share of $1.40 convertible preferred stock will entitle the holder on November 10, 1986, or Permitted Transferees, to convert such share of $1.40 convertible preferred stock into 10.64091 shares of common stock and
21.28180 shares of Class B common stock, and to 222.6 votes (10.96014, 21.92025 and 231.0, respectively, as adjusted for the 1997 stock dividend described below). The foregoing special conversion and voting rights will be available to holders of $1.40 convertible preferred stock transferred after November 10, 1986 only under the same circumstances as those in which the Class B common stock is transferable. Each share of $1.40 convertible preferred stock transferred after November 10, 1986 entitles its holder (other than a Permitted Transferee) to convert such share into 31.92271 shares of common stock and 31.9 votes (32.88039 and 32.9, respectively, as adjusted for the 1997 stock dividend described below).

   Chris-Craft, from time to time, has purchased shares of its capital stock, including 1996 purchases of 433,900 shares of common stock. At December 31, 1996, 714,002 shares of common stock and 12,899 shares of $1.00 prior preferred stock remained authorized for purchase.

   As of December 31, 1996, shares of Chris-Craft's authorized but unissued common stock were reserved for issuance as follows:


                                                            Shares
----------------------------------------------------------------------
Conversion of Class B common stock                        7,870,807
Conversion of $1.40 convertible preferred stock*          8,082,670
Stock options (including options outstanding
  for 1,789,967 shares)                                   3,533,412
----------------------------------------------------------------------
                                                         19,486,889
======================================================================

*Including Class B common shares.

   On January 28, 1997, the Board of Directors declared a 3% common stock dividend, payable in April 1997, which will increase by 3% Chris-Craft's common and Class B common shares outstanding and will also increase by 3% the number of common shares issuable upon conversion of Chris-Craft's $1.40 convertible preferred stock and upon exercise of stock options. Applicable conversion rates and exercise prices will be adjusted accordingly.


Note 5
----------------------------------------------------------------------
CAPITAL TRANSACTIONS OF SUBSIDIARIES:

   BHC had outstanding, at December 31, 1996, 5,705,872 shares of Class A common stock and 18,000,000 shares of Class B common stock. Chris-Craft owns all outstanding Class B common shares, which represented 75.9% of BHC's then outstanding equity and 97.0% of BHC s voting power. From January 1990, when BHC became a public company and was 60% owned by Chris-Craft, through December 31, 1996, BHC purchased 5,567,687 shares of its Class A common stock at an aggregate cost of $358,213,000. BHC treasury stock expenditures totalled $62,639,000 in 1996, $30,504,000 in 1995 and $73,449,000 in 1994. At December 31,
1996, 1,232,313 Class A common shares were authorized for purchase.

   UTV has also acquired its own shares, expending $28,802,000 in 1996, $28,440,000 in 1995 and $8,904,000 in 1994, net of proceeds from the exercise of stock options. BHC's ownership in UTV has accordingly increased to 59.0% at December 31, 1996 from 54.3% at December 31, 1993.

   Such transactions, together with BHC's special dividend of $1.00 per share in 1995 and UTV's dividends of $.50 per share in 1996 and 1995, are reflected in the accompanying Consolidated Statements of Cash Flow and Consolidated Statements of Shareholders Investment under the caption Capital transactions of subsidiaries, net of intercompany eliminations and minority interests.


Note 6
----------------------------------------------------------------------
STOCK OPTIONS:

   Under the 1994 Management Incentive Plan, options (including Incentive Stock Options) to purchase shares of common stock may be granted from time to time to employees of Chris-Craft and its subsidiaries, at prices not less than the fair market value at date of grant. Options are exercisable in cumulative annual installments of 33 1/3% commencing one year from date of grant and expire over a period determined by the Plan Committee, which may not exceed ten years from date of grant. Options currently outstanding expire either five or ten years from date of grant. The Plan replaced a similar plan which was terminated with respect to the grant of additional options when the 1994 Plan became effective.

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

   Transactions under the two plans during the two years ended
December 31, 1996 were as follows:

(In thousands of dollars        Shares under        Option Price
except per share data)             Option       per Share      Total
----------------------------------------------------------------------
Outstanding, December 31, 1994    1,673,529   $28.16 $38.36  $54,446
Increase to reflect
  3% stock dividend                  50,088
Exercised                           (54,773)  $27.34 $35.11   (1,543)
Cancelled                           (12,330)  $27.34 $36.17     (375)
----------------------------------------------------------------------
Outstanding, December 31, 1995    1,656,514   $27.34 $37.25   52,528
Increase to reflect
  3% stock dividend                  48,248
Exercised                           (57,243)  $26.54 $35.11   (1,730)
Cancelled                            (3,182)     $32.87         (105)
----------------------------------------------------------------------
Outstanding, December 31, 1996    1,644,337   $26.54 $36.16  $50,693
======================================================================

   Chris-Craft received 18,039 common shares in 1996, 2,217 common shares in 1995 and 278,958 common shares in 1994 as partial payment of exercised options.

   Under the 1994 Director Stock Option Plan, a fixed number of immediately exercisable options to purchase shares of common stock are granted annually to each nonemployee director of Chris-Craft, at prices equal to fair market value at date of grant. The 1994 Director Stock Option Plan replaced a similar plan which has been terminated with respect to the grant of additional options. Transactions under the two plans during the two years ended December 31, 1996, were as follows:

(In thousands of dollars          Shares under      Option Price
except per share data)               Option     per Share      Total
----------------------------------------------------------------------

Outstanding, December 31, 1994       95,084   $24.98 $34.38   $2,947
Increase to reflect
   3% stock dividend                  2,841         -          -
Granted                              41,200      $33.75        1,390
Exercised                           (24,610)  $29.91-$33.75     (774)
----------------------------------------------------------------------
Outstanding, December 31, 1995      114,515   $24.25-$33.75    3,563
Increase to reflect
   3% stock dividend                  3,419         -          -
Granted                              42,432      $43.00        1,825
Exercised                           (14,736)     $26.02         (384)
----------------------------------------------------------------------
Outstanding, December 31, 1996      145,630   $23.55 $43.00   $5,004
======================================================================

   At December 31, 1996, options outstanding under all plans were exercisable for 1,423,375 shares, at prices ranging from $23.55 to $43.00 per share, and options for 1,743,445 shares were available for grant. Options outstanding expire at various dates from April 1997 through April 2004.

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


   UTV also maintains stock option plans, and has chosen, like Chris-Craft, to continue to account for stock-based compensation using the intrinsic value method. If Chris-Craft and UTV had elected to recognize compensation expense based upon the fair value at the grant date for awards under their plans using the methodology prescribed by SFAS 123, Chris-Craft net income and earnings per share would be reduced to the pro forma amounts as follows:


                                               Year ended December 31,
(In thousands except per share amounts)           1996         1995
----------------------------------------------------------------------
Net income:
  As reported                                  $    812      $ 21,965
  Pro forma                                    $    239      $ 21,506
Earnings (loss) per share:
  Primary -
  As reported                                  $    .01      $    .69
  Pro forma                                    $   (.01)     $    .67
Fully diluted -
  As reported                                  $    .01      $    .54
  Pro forma                                    $   (.01)     $    .53


   These pro forma amounts may not be representative of the pro forma effect on net income in future years, since the estimated fair value of stock options is amortized over the vesting period, pro forma compensation expense related to grants made prior to 1995 is not considered and additional options may be granted in future years.

   The weighted average fair values of Chris-Craft options granted during 1996 and 1995 were $13.97 and $11.58 per share, respectively, at dates of grant. The fair values of options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 1996 and 1995, respectively: dividend yields of zero for both periods; expected volatility of 20.11% and 21.35%; risk free interest rates of 6.32% and 6.77%; and expected option life of five years for both periods.

Note 7
----------------------------------------------------------------------
RETIREMENT PLANS:

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

   Pension expense, including amounts accrued in Chris-craft and UTV nonqualified plans for retirement benefits in excess of statutory limitations, was as follows:

                                           Year ended December 31,
(In thousands)                           1996       1995       1994
----------------------------------------------------------------------
Service cost                           $ 3,595    $ 3,259    $ 2,380
Interest cost on projected
  benefits obligation                    2,775      2,480      2,052
Actual return on plan assets            (3,415)    (4,185)      (537)
Amortization of deferred items           1,509      2,762       (951)
----------------------------------------------------------------------
                                       $ 4,464    $ 4,316    $ 2,944
======================================================================

   The estimated funded status of the Chris-Craft and UTV plans, including amounts accrued in the nonqualified plans, was as follows:


                                                      December 31,
(In thousands)                                      1996       1995
----------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                       $(30,376)  $(26,210)
  Nonvested benefit obligation                      (1,789)    (1,932)
----------------------------------------------------------------------
    Accumulated benefit obligation                 (32,165)   (28,142)
  Effect of projected compensation increases       (12,173)   (11,513)
----------------------------------------------------------------------
    Projected benefit obligation                   (44,338)   (39,655)
Fair value of plan assets (primarily listed
  securities and temporary investments)             29,144     24,366
----------------------------------------------------------------------
    Excess                                         (15,194)   (15,289)
Unrecognized net asset at date of initial application
 of SFAS No. 87, being amortized over 15 years        (184)      (234)
Unrecognized net (gain) loss from past experience,
  being amortized over 15 years                       (580)     2,090
----------------------------------------------------------------------
    Pension liability                             $(15,958)  $(13,433)
======================================================================

   Assumptions used in accounting for pension plans for each year presented are as follows:

----------------------------------------------------------------------
Discount rate at end of year                                  7.25%
Rate of increase in future compensation levels                4.50%
Expected long-term rate of return on assets                   7.75%

   Chris-Craft and certain of its subsidiaries maintain other retirement plans, primarily stock purchase and profit sharing plans. The aggregate costs of such plans, including related amounts accrued in the nonqualified plans referred to above, were $5,677,000 in 1996, $11,670,000 in 1995 and $5,707,000 in 1994.

Note 8
----------------------------------------------------------------------
INCOME TAXES:

   Income taxes are provided in the accompanying Consolidated
Statements of Income as follows:

                                     Year ended December 31,
(In thousands)                1996            1995            1994
----------------------------------------------------------------------
Current:
     Federal                $ 22,400        $ 23,300        $ 49,300
     State                     5,800         (14,000)         (8,400)
----------------------------------------------------------------------
                              28,200           9,300          40,900
----------------------------------------------------------------------
Deferred:
    Federal                   (8,900)          7,300          14,800
    State                        200           1,000           1,600
----------------------------------------------------------------------
                              (8,700)          8,300          16,400
----------------------------------------------------------------------
                            $ 19,500        $ 17,600        $ 57,300
======================================================================

   Following the favorable resolution of routine audits in 1995 and 1994, state income taxes in those years reflect $20,000,000 reversals of amounts accrued in 1989 and 1990.

   Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

                                          Year ended December 31,
(In thousands)                         1996        1995        1994
----------------------------------------------------------------------
Taxes at federal statutory rate      $ 13,592    $ 22,847    $ 57,324
State income taxes, net                 3,933      (8,418)     (4,429)
Amortization of intangible assets       3,151       3,151       3,151
Dividend from BHC                                   1,260
Dividend exclusion                       (768)       (764)       (447)
Other                                    (408)       (476)      1,701
----------------------------------------------------------------------
                                     $ 19,500    $ 17,600    $ 57,300
======================================================================

   Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:


                                                    December 31,
(In thousands)                                    1996         1995
----------------------------------------------------------------------
Accrued liabilities not deductible until paid   $22,619      $21,232
Investments                                      11,735        9,415
Film contract rights                              6,407        3,974
Tax credit and loss carryforwards                 7,177        5,601
Other                                               628          388
----------------------------------------------------------------------
                                                 48,566       40,610
Valuation allowance                              (8,943)      (9,114)
----------------------------------------------------------------------
    Deferred tax assets, net                     39,623       31,496
----------------------------------------------------------------------
Property and equipment                           (2,740)      (3,147)
SFAS 115 adjustment                                (681)      (5,079)
Other                                              (689)        (823)
----------------------------------------------------------------------
    Deferred tax liabilities                     (4,110)      (9,049)
----------------------------------------------------------------------
      Net deferred tax assets                   $35,513      $22,447
======================================================================

   The valuation allowance reflects the inability to predict the realization of future tax benefits relating to certain tax carryforwards and future dispositions of certain investments having tax bases greater than related financial statement carrying amounts.

   At December 31, 1996, net operating loss carryforwards of approximately $11,000,000 are available for tax purposes and expire in various years through 2011.

   Tax benefits of $270,000, $222,000 and $2,514,000 arising from the exercise of employee stock options were credited to capital surplus in 1996, 1995 and 1994, respectively.

Note 9
----------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES:

   The aggregate amount payable by Chris-Craft's television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying
Consolidated Balance Sheets, totalled $177,800,000 at December 31, 1996 (including $59,000,000 applicable to UTV).

   BHC expects to make significant expenditures developing UPN. See
Note 2.

   Montrose Chemical Corporation of California, whose stock is 50% owned by Chris-Craft and 50% by a subsidiary of Zeneca Inc. (formerly ICI Americas, Inc.), discontinued its manufacturing operations in 1983 and has since been defending claims for costs and damages relating to environmental matters. Chris-Craft has been named as a defendant in certain of these actions by plaintiffs seeking to hold Chris-Craft liable for Montrose activities. After insurance reimbursements totalling $327,000 in 1996, $1,001,000 in 1995 and $1,022,000 in 1994,
Montrose-related net expenses (recoveries) of $1,666,000 in 1996, $437,000 in 1995 and $(280,000) in 1994, are included in the accompanying Consolidated Statements of Income under the caption Interest and other income, net.

   Montrose is one of numerous defendants in a suit relating to alleged environmental impairment at the Stringfellow Hazardous Waste Disposal Site in California, brought in 1983 by the Federal Government and the State of California, which claim Montrose generated approximately 19% of the waste placed at the site. In 1990, the U.S. Environmental Protection Agency issued a Record of Decision for the site, which selected some of the interim remedial measures preferred by the EPA and the State, the present value of which was estimated by them to be $169 million, although the estimate is subject to potential variations of up to 50%. A ruling issued in 1995 allocated at least 65% of the liability (under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ( CERCLA )) at the site to the State of California, and approximately 25% of the liability to the generator defendants (including Montrose). A separate ruling under California law allocated 100% of the liability to the State. The State is expected to appeal the decision. The U.S. Department of Justice has sought and received information regarding the relationship between Montrose and its two shareholders in an inquiry directed to the issue of whether Chris-Craft, as a shareholder of Montrose, should be added as a party to the Government's Stringfellow suit.

   In June 1990, the Federal Government and the State of California commenced an action against Montrose, Chris-Craft, and other defendants, alleging that Montrose and others released hazardous substances into Los Angeles Harbor and adjacent waters, and seeking to recover damages resulting from alleged injury to natural resources.
In 1994, the Federal and State Governments produced reports stating the alleged damages may range between $300 million and approximately $1.1 billion. In March 1995, the District Court granted the defendants motion for summary judgment, ruling that (i) the Government's claim for natural resource damages was barred by the statute of limitations and (ii) that CERCLA would in any event limit the collective maximum liability of Montrose, Chris-Craft, and the Zeneca-related defendants for natural resource damages to $50 million. In January 1997, a U.S. Court of Appeals reversed the District Court's orders and remanded the natural resource damages claim to the District Court for further proceedings. The action also seeks recovery for costs related to alleged hazardous substance contamination of the Montrose plant site in Torrance, California.

   In September 1994, the EPA designated Chris-Craft as a potentially responsible party under CERCLA (a PRP ) in connection with the Diamond Alkali Superfund Site on the Passaic River in Newark, New Jersey. The EPA alleges that hazardous substances were released into the river from a facility operated by a Chris-Craft predecessor company. The facility was located near the Diamond Alkali property, but not on the river front, and was sold by Chris-Craft in 1972. Chris-Craft disputes that it is a responsible party. The former owner of the Diamond Alkali property is currently performing a study estimated to cost approximately $10 million to determine the extent of contamination in the area and to evaluate possible corrective actions.

    Chris-Craft intends vigorously to defend itself in Montrose-related actions in which it is a defendant. In each case involving Montrose where Chris-Craft has been named as a defendant, Chris-Craft contends that it is not liable and that it neither owned nor operated the facilities involved, nor did it arrange for the disposal of hazardous substances. Chris-Craft and its predecessors were shareholders of Montrose and provided certain management services to Montrose, as it conducted its operations. Based on the available information, the status of the proceedings, and the applicable legal and accounting standards, Chris-Craft, in reliance among other things on the advice of counsel, believes that it should have no liability (under CERCLA or otherwise) for the operations of Montrose and does not presently consider liability to be probable in any of the Montrose-related cases. Accordingly, under Statement of Financial Accounting Standards No. 5, Accounting for Contingencies , no amount has been reserved in the Company's financial statements. The Diamond Alkali Superfund Site matter does not involve Montrose, and based on the review to date by Chris-Craft and its counsel, they believe Chris-Craft has been erroneously identified as a PRP at the site; Chris-Craft is unable to determine at this stage if it could have any liability at the site.

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

Note 10
----------------------------------------------------------------------
SEGMENT REPORTING:

   Industry segment data is set forth in the table on page 29.

                        SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------------
                                    As of and for the year ended December 31,
(In thousands of dollars
except per share data)       1996        1995        1994        1993         1992
--------------------------------------------------------------------------------------
Operating revenues        $  465,695  $  472,081  $  481,364  $  439,733  $  331,535
Operating income          $  103,268  $  110,633  $  107,832  $   75,332  $   16,805
Interest and other
 income, net                  81,879      83,949      59,928      52,661      36,790
Equity in United
 Paramount Network loss     (146,313)   (129,303)     (3,977)      -           -
Income associated with
 Time Warner Inc.
 securities                    -           -           -         256,622      94,059
Interest expense               -           -           -                      (2,283)
Income taxes                 (19,500)    (17,600)    (57,300)   (147,200)    (37,800)
Minority interest            (18,522)    (25,714)    (41,742)    (88,347)    (42,421)
--------------------------------------------------------------------------------------
    Net income            $      812  $   21,965  $   64,741  $  149,068  $   65,150
======================================================================================

Net income per share -
   Primary                $      .01  $      .69  $     2.04  $     4.81  $     2.12
   Fully diluted                 .01         .54        1.58        3.65        1.60
Cash and current
 marketable securities     1,395,179   1,523,438   1,520,461   1,536,107     983,537
Working capital            1,418,085   1,531,416   1,532,579   1,502,671     899,640
Film contract rights         144,034     145,902     148,473     186,079     187,518
Investments and noncurrent
 marketable securities        46,800       7,938       -           -         450,022
Total assets               2,137,259   2,203,853   2,232,217   2,283,178   2,160,694
Long-term debt                 -           -           -           -           -
Minority interest            506,260     560,326     584,202     615,615     565,206
Shareholders  investment  $1,288,918  $1,319,020  $1,306,218  $1,258,227  $1,111,747

              QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
---------------------------------------------------------------------
             CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES


(In thousands of dollars       First     Second       Third       Fourth
 except per share data)       Quarter    Quarter     Quarter      Quarter     Year
--------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1996

Operating revenues            $105,650   $125,500   $111,777   $122,768   $465,695
Operating income                17,873     34,621     26,311     24,463    103,268
Equity in United
   Paramount Network loss      (32,754)   (34,990)   (38,909)   (39,660)  (146,313)
Income before income taxes
   and minority interest         8,279     19,379      5,957      5,219     38,834
Net income (loss)                  375      2,693     (1,539)      (717)       812
Primary net income (loss)
 per share                         .01        .08       (.05)      (.03)       .01
Fully diluted net income
 (loss) per share             $    .01    $   .07    $  (.05)   $  (.03)  $    .01


YEAR ENDED DECEMBER 31, 1995

Operating revenues            $108,709    $125,234   $115,584   $122,554  $472,081
Operating income                23,780      37,204     17,435     32,214   110,633
Equity in United
   Paramount Network loss      (38,403)    (28,709)   (28,722)   (33,469) (129,303)
Income before income taxes
   and minority interest         6,197      27,428      9,937     21,717    65,279
Net income                         314       6,356     10,664      4,631    21,965
Primary net income
 per share                         .01         .20        .34        .14       .69
Fully diluted net income
 per share                    $    .01    $    .16   $    .26   $    .11  $    .54

                    INDUSTRY SEGMENT INFORMATION
----------------------------------------------------------------------
            CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

   The following table sets forth information for the years indicated in accordance with Statement No. 14 of the Financial Accounting
Standards Board. The business of each industry segment is described elsewhere in this Annual Report.


(In thousands            Operating Operating   Depreciation Capital      Identifiable
 of dollars)             Revenues  Income      and          Expenditures Assets
                                   (Loss) (F2) Amortization
--------------------------------------------------------------------------------------
Year Ended
December 31, 1996

Television Division     $446,292  $115,718    $19,451      $10,144      $2,106,234(F3)
Industrial Division       19,403     2,058        305          534           9,269
Other (F1)                 -       (14,508)        31          105          21,756
--------------------------------------------------------------------------------------
                        $465,695  $103,268    $19,787      $10,783      $2,137,259
======================================================================================
Year Ended
December 31, 1995

Television Division     $454,702  $127,149    $19,833      $11,564     $2,156,429(F3)
Industrial Division       17,379     1,960        236          537           8,096
Other (F1)                 -       (18,476)        24            8          39,328
--------------------------------------------------------------------------------------
                        $472,081  $110,633    $20,093      $12,109      $2,203,853
======================================================================================
Year Ended
December 31, 1994

Television Division     $457,533  $124,552    $20,355      $ 8,049      $2,184,132(F3)
Industrial Division       23,831    (3,557)       512        2,416           9,805
Other (F1)                 -       (13,163)        21           35          38,280
--------------------------------------------------------------------------------------
                        $481,364  $107,832    $20,888      $10,500      $2,232,217
======================================================================================

<F1> Consists of Corporate Office and subsidiaries not included in Television Division or Industrial Division.  Related operating loss consists solely of general and administrative expenses and, accordingly, excludes nonoperating income.  Related assets consist primarily of cash and marketable securities.
<F2> See Consolidated Statements of Income for the reconciliation of operating income to net income.
<F3> Includes marketable securities having an aggregate carrying value of $1,245,241 at December 31, 1996, $1,427,186 at December 31, 1995 and $1,274,244 at December 31,
1994.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS
----------------------------------------------------------------------
             CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

LIQUIDITY AND CAPITAL RESOURCES

   Chris-Craft's financial position is strong and highly liquid. Cash and marketable securities totalled $1.40 billion at December 31, 1996, and Chris-Craft has no debt outstanding. Chris-Craft's 75.9% owned television broadcasting subsidiary, BHC Communications, Inc., expended significant funds in 1996 and 1995 to develop the United Paramount Network, but cash flow provided from BHC's operating activities has substantially exceeded BHC's UPN funding since the network's January 1995 launch. Chris-Craft believes that the substantial portion of BHC's share of such funding requirements for 1997 and 1998 will be offset by the proceeds of the Viacom option exercise, described below.

   Chris-Craft's operating cash flow is generated primarily by the Television Division's core television station group. Broadcast cash flow reflects station operating income plus depreciation and film contract amortization less film contract payments. The relationship between film contract payments and related amortization may vary greatly between periods (amortization exceeded payments by $4.5 million in 1996, and payments exceeded amortization by $1.7 million in
1995), and is dependent upon the mix of programs aired and payment terms of the stations contracts. Reflecting such $6.2 million variance between 1996 and 1995, broadcast cash flow in 1996 declined only 10% from 1995's record amount, while station earnings declined 14%, as explained below. Although broadcast cash flow is often used in the broadcast television industry as an ancillary measure, it is not synonymous with operating cash flow computed in accordance with generally accepted accounting principles, and should not be considered alone or as a substitute for measures of performance computed in accordance with generally accepted accounting principles.

   Chris-Craft's cash flow additionally reflects earnings associated with its cash and marketable securities, most of which are held by BHC. Consolidated cash and marketable securities totalled $1.40 billion at December 31, 1996, compared to $1.52 billion at December 31, 1995. While consolidated operating cash flow totalled $193.1 million in 1996, only slightly below 1995's $196.7 million, cash and marketable securities declined $128.3 million, primarily reflecting UPN funding of $145.6 million, payment for treasury stock purchases of $17.9 million by Chris-Craft, $62.6 million by BHC and $32.8 million by UTV, and other investment funding of $40.4 million.

   BHC generates most of Chris-Craft's consolidated cash flow. Parent company obligations consist solely of corporate office expenditures, current and accrued. Parent company cash balances have been substantially in excess of normal operating requirements, and have been augmented by BHC special dividends of $36 million, or $2.00 per BHC share, in January 1993 and $18 million, or $1.00 per BHC share, in April 1995. In January 1997, BHC declared another special cash dividend of $1.00 per share, and Chris-Craft received its $18 million payment in February 1997. BHC intends to consider annually the payment of a special dividend.

   Since April 1990, BHC's Board of Directors has authorized the purchase of up to 6,800,000 Class A common shares. Through December 31, 1996, 5,567,687 shares were purchased for a total cost of $358.2 million, including $61.7 million in 1996. From 1993 through December 31, 1996, UTV purchased 1,355,276 of its common shares at an aggregate cost of $84.3 million, and at December 31, 1996, 828,749 UTV shares remained authorized for purchase.

   Chris-Craft intends to expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. Chris-Craft believes it is capable of raising significant additional capital to augment its already substantial financial resources, if desired, to fund such additional expansion.

   In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed UPN, a fifth broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest, and additional cash available for ongoing UPN expenditures. UPN distributed approximately $116 million to BHC following the closing, and BHC realized a pretax gain of approximately $150 million on the transaction, which will be recorded in the first quarter of 1997. BHC and Viacom will now share equally in UPN losses and funding requirements. BHC funding of UPN totalled $145.6 million in 1996 and $128.6 million in 1995. UPN is still in its early development, and is expected for the next several years to continue to incur substantial start-up losses and to require significant funding. However, Chris-Craft believes that the substantial portion of BHC's share of such funding requirements for 1997 and 1998 will be offset by the proceeds of the Viacom option exercise.

   Chris-Craft's television stations make commitments for programming that will not be available for telecasting until future dates. At December 31, 1996, commitments for such programming totalled approximately $177.8 million, including $59.0 million applicable to UTV. Chris-Craft also has a remaining commitment to invest over time up to $30.6 million, including $19.8 million applicable to UTV, in management buyout limited partnerships. Chris-Craft capital expenditures generally have not been material in relation to its financial position, and the related capital expenditure commitments at December 31, 1996 (including any related to UPN) were not material. Chris-Craft expects that its expenditures for UPN, future film contract commitments and capital requirements for its present business will be satisfied primarily from operations, marketable securities or cash balances.

   As set forth in Note 9, Chris-Craft has been named as a defendant (or potentially responsible party ) in certain actions seeking recovery for environmental damage allegedly related to (i) the activities (discontinued since 1983) of 50% owned Montrose Chemical Corporation of California and (ii) the activities of Montrose Chemical Co., a predecessor company to Chris-Craft. As further set forth in
Note 9, Chris-Craft does not presently consider liability to be probable in any of the Montrose related matters, and no amount has been reserved in Chris-Craft's financial statements.

RESULTS OF OPERATIONS   1996 versus 1995

   Chris-Craft 1996 net income declined to $812,000, or $.01 per share, from 1995 net income of $21,965,000, or $.69 per share. UPN start-up losses increased, as expected, and earnings at Chris-Craft's core television station group declined from 1995's record level.

   Television Division station revenues declined 3% in 1996, to $437,287,000 from $450,239,000 in 1995, reflecting lackluster advertising demand and lower share in several key markets. Chris-Craft in recent years determined not to acquire certain expensive and popular syndicated programs at several Television Division stations because their high prices appear to make acceptable profit unlikely. Accordingly, certain revenues have been foregone, reducing market share at those stations, but Chris-Craft believes those decisions promote the overall profitability of its station group. Station programming expenses rose only 5% in 1996, and all other station expenses declined 1%. Total station income was the third highest in Chris-Craft history, but declined 14% to $130,450,000 from 1995 s record $151,382,000. Television Division operating income declined only 9% in 1996, to $115,718,000 from $127,149,000, reflecting improved results at our television production subsidiaries, as well as the recording in 1995 of one-time expenses totalling approximately $3,700,000 incurred in establishing a national sales representative subsidiary.

   Industrial Division operating revenues increased 12% in 1996, to $19,403,000 from $17,379,000 in 1995. The revenue gain primarily reflects higher sales of packaging and solid surface release films, as well as growth in sales of sterilization products marketed by the Division's health care products unit. Industrial Division operating income rose 5%, to $2,058,000 from $1,960,000, as profit margins declined slightly, mostly due to pricing pressure in the health care industry.

   Consolidated operating income, which additionally reflects Chris-Craft corporate office expense, declined 7%, to $103,268,000 from 1995's $110,633,000. Corporate office expense declined $3,968,000 in 1996, primarily because 1995's corresponding amount included unusually high retirement plan expense, described below.

   Interest and other income totalled $81,879,000 in 1996, compared to $83,949,000 in 1995. This income consists mostly of amounts earned on consolidated cash and marketable securities holdings.

   BHC's equity in UPN start-up losses increased, as expected, to $146,313,000 in 1996 from $129,303,000 in 1995. The increase primarily reflects the expansion in 1996 of the network's prime time schedule from two to three weekday evenings. BHC recorded 100% of UPN's losses in 1996 and 1995, consistent with its sole ownership of the network during those years. As described above, Viacom has completed its acquisition of a 50% interest in UPN, and BHC will record its then pro rata interest in future BHC losses. UPN is still in its early development and is expected for the next several years to continue to incur substantial start-up losses.

   Minority interest reflects the interest of shareholders other than Chris-Craft in the net income of BHC, 75.9% owned by Chris-Craft at December 31, 1996 and 73.9% owned by Chris-Craft at December 31, 1995, and the interest of shareholders other than BHC in the net income of UTV, 59.0% owned by BHC at December 31, 1996 and 57.3% owned by BHC at December 31, 1995.

RESULTS OF OPERATIONS - 1995 versus 1994

   Chris-Craft 1995 operating results reflect record station group earnings and a substantial increase in interest income. However, as expected, start-up losses at United Paramount Network lowered net income to $21,965,000, or $.69 per share, compared to $64,741,000, or $2.04 per share, in 1994.

   Television station earnings rose to $151,382,000, just above 1994 s then record earnings of $150,647,000. A 6% reduction in station programming expenses more than offset a 2% decline in station operating revenues. The decline in full year station operating revenues, to $450,239,000 from $457,533,000 in 1994, reflects disappointing softness in the 1995 fourth quarter television advertising market, which contributed to a 14% decline in station operating revenues in that period. Television Division operating income rose 2% in 1995, to a record $127,149,000 from $124,552,000 in
1994, as the modest increase in station earnings was augmented by a $5,500,000 reduction in program development expense. Operating income would have risen even further except for one-time expenses of approximately $3,700,000 incurred establishing a national sales representative subsidiary, United Television Sales, Inc.

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

   Minority interest reflects the increase in Chris-Craft's ownership of BHC to 73.9% at December 31, 1995 from 72.7% at December 31, 1994, and an increase in BHC's ownership of UTV, to 57.3% at December 31, 1995 from 55.2% at December 31, 1994.