Form 10-K, Exhibit 13
period 1997-12-31
CHRIS CRAFT INDUSTRIES INC
filed 1998-03-27
CIK 20067

Exhibit 13
STOCK PRICE, DIVIDEND AND RELATED INFORMATION
-----------------------------------------------------------------------------

    Chris-Craft common stock is traded on the New York Stock Exchange and the Pacific Exchange. The high and low sales prices reported in the consolidated transaction reporting system are shown below for the periods indicated. Since Chris-Craft Class B common stock is ordinarily nontransferable, there is no trading market for such class.

                              1997                   1996
                        High        Low         High     Low
                        ---------------------------------------
First Quarter           44 3/4      39 3/8      44       39 7/8
Second Quarter          50          38 3/4      44       40 1/4
Third Quarter           52 15/16    47 3/4      44       38 3/8
Fourth Quarter          55          48 1/16     42 1/4   39 1/8

    Chris-Craft paid 3% stock dividends on its common stock in April 1997 and April 1996. Chris-Craft has declared a 3% stock dividend payable in April 1998. The Board of Directors plans to continue to consider, on an annual basis, the payment of dividends in common stock. As of February 17, 1998, there were 2,702 holders of record of common stock and 1,687 holders of record of Class B common stock.


                   Report of Independent Accountants

To the Board of Directors and
Shareholders of Chris-Craft Industries, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders investment and cash flows present fairly, in all material respects, the financial position of Chris-Craft Industries, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
New York, New York
February 12, 1998

CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------

                                            Year ended December 31,
(In thousands of dollars)                 1997      1996        1995
-----------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                             $  93,501  $     812   $  21,965
Adjustments to reconcile net income
  to net cash provided from operating
  activities:
   Film contract amortization             95,244     95,291      89,321
   Film contract payments                (99,513)   (90,802)    (90,994)
   Prepaid broadcast rights               21,114      5,252       4,249
   Depreciation and other
    amortization                          19,568     19,787      20,093
   Equity in United Paramount
    Network loss                          87,430    146,313     129,303
   Gain on change of ownership in
    United Paramount Network            (153,933)
   Minority interest                      49,483     18,522      25,714
   Other                                   4,965     (1,488)      1,980
   Changes in assets and liabilities:
     Accounts receivable                   1,463      2,158       6,682
     Other assets                         (7,816)      (259)      1,268
     Accounts payable and other
      liabilities                         14,921      3,891      10,495
     Income taxes                         21,004     (6,355)    (23,402)
-----------------------------------------------------------------------------
       Net cash provided from
        operating activities             147,431    193,122     196,674
-----------------------------------------------------------------------------

Cash Flows from Investing Activities:
Disposition of marketable securities   1,002,103  1,089,124     697,232
Purchase of marketable securities       (948,862)  (899,924)   (813,070)
Distribution from United Paramount
 Network                                 116,261       -           -
Investment in United Paramount
 Network                                 (48,185)  (145,580)   (128,585)
Other investments                         (4,631)   (40,423)     (8,748)
Capital expenditures, net                 (7,788)   (10,472)     (9,079)
Other                                     (4,042)    (1,585)       (946)
-----------------------------------------------------------------------------
       Net cash provided from (used in)
        investing activities             104,856     (8,860)   (263,196)
-----------------------------------------------------------------------------
Cash Flows from Financing Activities:
Capital transactions of subsidiaries    (101,756)   (93,437)    (67,605)
Purchase of treasury stock               (22,449)   (17,897)    (19,967)
Proceeds from exercise of employee
 stock options                            14,664      1,359       2,218
Dividends on preferred stock                (420)      (444)       (467)
-----------------------------------------------------------------------------
       Net cash used in financing
        activities                      (109,961)  (110,419)    (85,821)
-----------------------------------------------------------------------------

Net Increase (Decrease) in Cash
  and Cash Equivalents                   142,326      73,843   (152,343)
Cash and Cash Equivalents at
  Beginning of Year                      147,683      73,840    226,183
-----------------------------------------------------------------------------
Cash and Cash Equivalents at
  End of Year                          $ 290,009  $  147,683  $  73,840
=============================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
-----------------------------------------------------------------------------
                                           Year ended December 31,
(In thousands of dollars
 except per share data)                  1997        1996       1995
-----------------------------------------------------------------------------

Operating Revenues:
Television revenues                    $ 443,499   $ 446,292  $ 454,702
Sales of manufactured products            21,147      19,403     17,379
-----------------------------------------------------------------------------
                                         464,646     465,695    472,081
-----------------------------------------------------------------------------
Operating Expenses:
Television expenses                      212,183     217,928    214,223
Cost of manufactured products sold        14,336      13,472     11,754
Selling, general and administrative      142,602     131,027    135,471
-----------------------------------------------------------------------------
                                         369,121     362,427    361,448
-----------------------------------------------------------------------------
  Operating income                        95,525     103,268    110,633
-----------------------------------------------------------------------------

Other Income (Expense):
Gain on change of ownership in United
 Paramount Network                       153,933        -          -
Interest and other income, net            80,556      81,879     83,949
Equity in United Paramount Network
 loss                                    (87,430)   (146,313)  (129,303)
-----------------------------------------------------------------------------
                                         147,059     (64,434)   (45,354)
-----------------------------------------------------------------------------
  Income before provision for income
    taxes and minority interest          242,584      38,834     65,279

Provision for Income Taxes                99,600      19,500     17,600
-----------------------------------------------------------------------------
  Income before minority interest        142,984      19,334     47,679

Minority Interest                         49,483      18,522     25,714
-----------------------------------------------------------------------------
  Net income                           $  93,501   $     812  $  21,965
=============================================================================

Weighted Average Common Shares
 Outstanding                              32,456      31,990     31,808
=============================================================================
Earnings per Share:
  Basic                                $    2.87   $     .01  $     .68
=============================================================================
  Diluted                              $    2.26   $     .01  $     .52
=============================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------
                                                          December 31,
(In thousands of dollars)                             1997           1996
-----------------------------------------------------------------------------
Assets

Current Assets:
  Cash and cash equivalents                       $    290,009   $    147,683
  Marketable securities (substantially all U.S.
   Government securities)                            1,211,920      1,247,496
  Accounts receivable, less allowance for doubtful
   accounts of $5,736 and $5,993                        89,472         90,935
  Film contract and, in 1996, prepaid broadcast
   rights                                               95,859        115,498
  Prepaid expenses and other current assets             62,254         66,799
-----------------------------------------------------------------------------
        Total current assets                         1,749,514      1,668,411
-----------------------------------------------------------------------------
Investments                                             50,130         48,194
-----------------------------------------------------------------------------
Film Contract Rights, including deposits,
 less estimated portion to be used within one year      26,118         28,536
-----------------------------------------------------------------------------
Property and Equipment, at cost:
  Land, buildings and improvements                      43,207         43,047
  Machinery and equipment                              106,209        101,690
-----------------------------------------------------------------------------
                                                       149,416        144,737
  Less-Accumulated depreciation                        102,014         94,805
-----------------------------------------------------------------------------
                                                        47,402         49,932
-----------------------------------------------------------------------------

Intangible Assets                                      339,792        322,824

Other Assets                                            13,473         19,362
-----------------------------------------------------------------------------
                                                  $  2,226,429   $  2,137,259
=============================================================================

Liabilities and Shareholders  Investment

Current Liabilities:
  Film contracts payable within one year          $     98,033   $     97,222
  Accounts payable and accrued expenses                131,869        112,577
  Income taxes payable                                  33,056         40,527
-----------------------------------------------------------------------------
           Total current liabilities                   262,958        250,326
-----------------------------------------------------------------------------
Film Contracts Payable after One Year                   70,934         80,837
-----------------------------------------------------------------------------
Other Long-Term Liabilities                             25,089         10,918
-----------------------------------------------------------------------------
Minority Interest                                      484,268        506,260
-----------------------------------------------------------------------------

Commitments and Contingencies (Note 9)

Shareholders  Investment:
  Cumulative preferred stock -
    Prior preferred stock - $1.00 dividend; stated
     at liquidating value of $21.50 per share;
     currently authorized 73,399 shares;
     outstanding 73,399 shares                           1,578          1,578
    Convertible preferred stock   $1.40 dividend;
     stated at $17.50 per share; currently
     authorized 246,601 shares; outstanding 246,601
     and 253,195 shares (liquidating value $23.00
     per share, aggregating $5,672)                      4,315          4,431
  Class B common stock   par value $.50 per share;
   currently authorized 50,000,000 shares;
   outstanding 7,930,384 and 7,870,807 shares            3,965          3,935
  Common stock   par value $.50 per share; currently
   authorized 100,000,000 shares; outstanding
   23,652,015 and 22,472,409 shares                     12,617         12,027
  Capital surplus                                      343,956        311,623
  Retained earnings                                  1,010,384        954,048
  Increase to reflect marketable securities
   at market value                                       6,365          1,276
-----------------------------------------------------------------------------
                                                     1,383,180      1,288,918
-----------------------------------------------------------------------------
                                                  $  2,226,429   $  2,137,259
=============================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS  INVESTMENT
-----------------------------------------------------------------------------
                                              Outstanding Shares
                              ------------------------------------------------
                                             Class B      $1.00        $1.40
                                Common       Common     Preferred    Preferred
                              ----------    ---------   ---------    ---------
Balance at December 31, 1994  20,979,174    7,567,821     73,399       282,826
Net income                          -            -          -            -
Marketable securities
  valuation adjustment              -            -          -            -
Capital transactions
  of subsidiaries                   -            -          -            -
Dividends on preferred stock        -            -          -            -
Common stock dividend - 3%       620,551      225,514       -            -
Conversion of preferred stock    109,376      109,150       -          (7,068)
Conversion of Class B common
 stock                           250,212     (250,212)      -            -
Stock options, including
 related tax benefits             77,166         -          -            -
Acquisition of treasury stock       -            -          -            -
Retirement of treasury stock    (558,400)        -          -            -
------------------------------------------------------------------------------
Balance at December 31, 1995  21,478,079    7,652,273     73,399      275,758
Net income                          -            -          -            -
Marketable securities
 valuation adjustment               -            -          -            -
Capital transactions of
 subsidiaries                       -            -          -            -
Dividends on preferred stock        -            -          -            -
Common stock dividend - 3%       645,915      227,205       -            -
Conversion of preferred stock    306,970      412,734       -         (22,563)
Conversion of Class B common
 stock                           421,405     (421,405)      -            -
Stock options, including
 related tax benefits             53,940         -          -            -
Acquisition of treasury stock       -            -          -            -
Retirement of treasury stock    (433,900)        -          -            -
------------------------------------------------------------------------------
Balance at December 31, 1996  22,472,409    7,870,807     73,399      253,195
Net income                          -            -          -            -
Marketable securities
 valuation adjustment               -            -          -            -
Capital transactions of
 subsidiaries                       -            -          -            -
Dividends on preferred stock        -            -          -            -
Common stock dividend - 3%       676,458      238,283       -            -
Conversion of preferred stock    103,482      108,335       -          (6,594)
Conversion of Class B common
 stock                           287,041     (287,041)      -            -
Stock options, including
 related tax benefits            599,125         -          -            -
Acquisition of treasury stock       -            -          -            -
Retirement of treasury stock    (486,500)        -          -            -
------------------------------------------------------------------------------
Balance at December 31, 1997  23,652,015    7,930,384     73,399      246,601
==============================================================================

   Treasury
    Shares                    Dollar Amount (In thousands)
   -------- -------------------------------------------------------------
                                                                 Market
            Common    Preferred   Capital    Retained  Treasury Valuation
    Common  Stocks     Stocks     Surplus    Earnings    Stock   Account
   ----------------------------------------------------------------------
       -    $15,064    $6,527     $298,090  $  996,331 $   -    $ (9,794)
       -       -         -            -         21,965     -        -

       -       -         -            -           -        -      16,522

       -       -         -          (7,809)       -        -        -
       -       -         -            -           (467)    -        -
       -        423      -          28,225     (28,648)    -        -
       -        109      (123)          13        -        -        -

       -       -         -            -           -        -        -

       -         39      -           2,401        -        -        -
   (558,400)   -         -            -           -     (19,848)    -
    558,400    (279)     -         (19,569)       -      19,848     -
--------------------------------------------------------------------------
       -     15,356     6,404      301,351     989,181     -       6,728
       -       -         -            -            812     -        -

       -       -         -            -           -        -      (5,452)

       -       -         -          (8,840)       -        -        -
       -       -         -            -           (444)    -        -
       -        436      -          35,065     (35,501)    -        -
       -        360      (395)          34        -        -        -

       -       -         -            -           -        -        -

       -         27      -           1,602        -        -        -
   (433,900)   -         -            -           -     (17,806)    -
    433,900    (217)     -         (17,589)       -      17,806     -
--------------------------------------------------------------------------
       -     15,962     6,009      311,623     954,048     -       1,276
       -       -         -            -         93,501     -        -

       -       -         -            -           -        -       5,089

       -       -         -             714        -        -        -
       -       -         -            -           (420)    -        -
       -        457      -          36,288     (36,745)    -        -
       -        106      (116)           8        -        -        -

       -       -         -            -           -        -        -

       -        300      -          17,976        -        -        -
   (486,500)   -         -            -           -     (22,896)    -
    486,500    (243)     -         (22,653)       -      22,896     -
--------------------------------------------------------------------------
       -    $16,582    $5,893     $343,956  $1,010,384 $   -     $ 6,365
==========================================================================


The accompanying notes to consolidated financial statements are an integral part of these statements.

CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------
Note 1
-----------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A) Business and Basis of Presentation

     Chris-Craft s primary business is television broadcasting, conducted through its majority owned (78.6% at December 31, 1997 and 75.9% at December 31, 1996) television broadcasting subsidiary, BHC Communications, Inc. BHC wholly owned subsidiaries operate three television stations, and BHC s majority owned (58.5% at December 31, 1997 and 59.0% at December 31, 1996) subsidiary, United Television, Inc. (UTV), operates six television stations, one of which was acquired in January 1998. See Note 11.

     BHC accounts for its interest in the partnership that operates the United Paramount Network (UPN), a fifth broadcast television network which premiered in January 1995, under the equity method. BHC recorded 100% of UPN s start-up losses from the network s 1994 inception through January 15, 1997, when Viacom Inc. completed its acquisition of a 50% interest in the partnership. Thereafter, BHC has recorded 50% of UPN s start-up losses.

     The accompanying consolidated financial statements include the accounts of Chris-Craft and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The pro rata interests of BHC and UTV minority shareholders in the net income and net assets of BHC and UTV are set forth as Minority Interest in the Consolidated Statements of Income and Consolidated Balance Sheets, respectively. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. Certain prior year amounts have been restated to conform with the 1997 presentation.

(B) Financial Instruments

     Cash and cash equivalents totalled $290,009,000 at December 31, 1997 and $147,683,000 at December 31, 1996. Cash equivalents are securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

     All of Chris-Craft s marketable securities have been categorized as available for sale and are carried at fair market value. Since marketable securities are available for current operations, all are included in current assets, as follows:
                                        Gross Unrealized
                                       ------------------
(In thousands)                Cost      Gains      Losses      Fair Value
-------------------------------------------------------------------------
December 31, 1997:

  U.S. Government
     securities            $1,097,346  $    619   $  182       $1,097,783
  Other                       100,794    17,008    3,665          114,137
-------------------------------------------------------------------------
                           $1,198,140  $ 17,627   $3,847       $1,211,920
=========================================================================
December 31, 1996:

  U.S. Government
     securities            $1,151,818  $    884   $  868       $1,151,834
  Other                        93,605     7,450    5,393           95,662
-------------------------------------------------------------------------
                           $1,245,423  $  8,334   $6,261       $1,247,496
=========================================================================

     All U.S. Government securities held at December 31, 1997 mature within one year.

     Certain additional information related to Chris-Craft s marketable securities as of and for the years ended December 31, 1997, 1996 and 1995 is as follows:

(In thousands)                  1997           1996          1995
-------------------------------------------------------------------------
Sales proceeds               $1,002,103     $1,089,124     $697,232
Realized gains                    1,256          4,749        2,374
Realized losses                     177            466        4,697
Net unrealized gain              13,780          2,073       14,316
Adjustment for unrealized
  gain, net of deferred
  income taxes and minority
  interests                  $    6,365     $    1,276     $  6,728
=========================================================================

     For purposes of computing gains and losses, cost was determined using the specific identification method.

(C) Film Contracts

     Chris-Craft s television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the programming becomes available for telecasting.

    Contracts are amortized over the estimated number of showings, using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and the ultimate total cost for each contract. In the opinion of management, future revenue derived from airing programming will be sufficient to cover related unamortized rights balances at December 31, 1997. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1997 are $44,077,000, $21,013,000, $3,973,000 and $1,871,000 in
1999, 2000, 2001 and thereafter, respectively. The net present value at December 31, 1997 of such payments, based on an 8.5% discount rate, was approximately $60,000,000. See Note 9.

(D) Depreciation and Amortization

     Depreciation of property and equipment is generally provided on the straight-line method over the estimated useful lives of the assets, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) Intangible Assets

     Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. The carrying values of such intangibles as of December 31, 1997 and 1996 are as follows:

(In thousands)                       1997                 1996
-------------------------------------------------------------------------
Television Division                $339,018             $322,050
Industrial Division                     774                  774
-------------------------------------------------------------------------
                                   $339,792             $322,824
=========================================================================

     Television Division amounts primarily relate to television station WWOR, which was acquired in 1992, and are being amortized on a straight-line basis over 40 year periods. Accumulated amortization of intangible assets totalled $65,905,000 at December 31, 1997 and $56,653,000 at December 31, 1996.
Intangible assets at December 31, 1997 include goodwill totalling $35,191,000 resulting from purchases by BHC of its own shares at prices greater than net book value.

(F) Revenue Recognition and Barter Transactions

     Revenue is recognized upon broadcast of television advertising and upon shipment of manufactured products. The estimated fair value of goods or services received by Chris-Craft s television stations in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue totalled $43,944,000 in 1997, $40,853,000 in 1996 and $46,039,000 in
1995.  Barter expense in each year approximated barter revenue.

(G) Earnings per Share

     Chris-Craft has adopted Statement of Financial Accounting Standards No. 128, Earnings per Share , and per share amounts have been computed thereunder as follows:
                                            Year ended December 31,
(In thousands except per share data)     1997        1996        1995
-------------------------------------------------------------------------
BASIC
Net income                              $93,501    $    812     $21,965
Less: Preferred stock dividends            (420)       (436)       (464)
-------------------------------------------------------------------------
  Income available to common
    shareholders                        $93,081    $    376     $21,501
=========================================================================
Average common shares
  outstanding                            32,456      31,990      31,808
=========================================================================
    Basic per share amount              $  2.87    $    .01     $   .68
=========================================================================

DILUTED
Income available to common
  shareholders                          $93,081    $    376     $21,501
Effect of dilutive securities
  Convertible preferred
     stock dividend                         347        -            391
  Dilution of UTV net income
    from UTV stock options                 (138)       (180)       (179)
-------------------------------------------------------------------------
    Income available
      assuming dilution                 $93,290    $    196     $21,713
=========================================================================
Average common shares
  outstanding                            32,456      31,990      31,808
Effect of dilutive securities -
  Convertible preferred stock             8,389        -          9,495
  Stock options                             344         191         224
-------------------------------------------------------------------------
    Average shares outstanding
      assuming dilution                  41,189      32,181      41,527
=========================================================================
    Diluted per share amount            $  2.26    $    .01     $   .52
=========================================================================

     Amounts give retroactive effect to all stock dividends declared through February 12, 1998. All securities which could dilute per share amounts are included in the computation of diluted earnings per share.

(H) Stock-Based Compensation

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

(I) Supplemental Cash Flow Information and Disclosure of Noncash Investing Activities

     Cash paid for income taxes totalled $79,400,000 in 1997, $28,800,000 in 1996 and $46,500,000 in 1995.

     The 1997 distribution from UPN to BHC was net of approximately $38,800,000, representing additional BHC capital contributions.

Note 2
-------------------------------------------------------------------------
UNITED PARAMOUNT NETWORK:

   In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed the United Paramount Network, a fifth broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest, and additional cash available for ongoing UPN expenditures. UPN distributed $116,261,000 to BHC pursuant to the option exercise, and BHC realized a 1997 pretax gain on the exercise of $153,933,000. BHC and Viacom now share equally in UPN funding requirements and in UPN losses.

     UPN has been organized as a partnership, and BHC's partnership interest is accounted for under the equity method. The carrying value of such interest, which reflects BHC funding of $48,185,000 in 1997 and $145,580,000 in 1996, plus the additional BHC capital contributions set forth above, and BHC s pro rata share of UPN losses in those years, totalled $1,112,000 at December 31, 1997 and $1,394,000 at December 31, 1996, and is included in Investments on the accompanying Consolidated Balance Sheets. UPN is still in its early development and is expected to continue to incur significant start-up losses and to require significant funding for the next several years. However, Chris-Craft believes that the funds from the Viacom option exercise will substantially offset BHC s aggregate UPN funding for 1997 and 1998. Condensed consolidated financial statements of UPN are as follows:

BALANCE SHEETS
                                                December 31,
(In thousands)                           1997                1996
-------------------------------------------------------------------------
Current assets                        $   80,017         $   43,831
Other assets                              29,926              5,062
-------------------------------------------------------------------------
                                      $  109,943         $   48,893
=========================================================================
Current liabilities                   $  107,719         $   47,499
Partners' capital                          2,224              1,394
-------------------------------------------------------------------------
                                      $  109,943         $   48,893
=========================================================================
STATEMENTS OF OPERATIONS
                                       Year ended December 31,
(In thousands)                      1997        1996        1995
-------------------------------------------------------------------------
Operating revenues*              $   89,997  $   56,948  $   30,376
Operating expenses*                 261,962     200,316     159,116
-------------------------------------------------------------------------
   Operating loss                  (171,965)   (143,368)   (128,740)
Other income (expense), net           1,768      (2,945)       (563)
-------------------------------------------------------------------------
   Loss before interest on
     BHC advances                  (170,197)   (146,313)   (129,303)
Interest on BHC advances
   (eliminated in consolidation)       -        (14,147)     (4,535)
-------------------------------------------------------------------------
   Net loss                      $ (170,197) $ (160,460) $ (133,838)
=========================================================================

* With respect to certain of its programming, through August 31, 1997 UPN derived no revenue and incurred no programming expense.

Note 3
-------------------------------------------------------------------------
ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

    Accounts payable and accrued expenses consist of the following:

                                               December 31,
(In thousands)                           1997              1996
-------------------------------------------------------------------------
Accounts payable                      $   8,465          $  10,556
Payable for securities purchased            650                304
Accrued expenses-
  Payroll and compensation               64,198             51,125
  Deferred barter revenue                38,721             33,896
  Other                                  19,835             16,696
-------------------------------------------------------------------------
                                      $ 131,869          $ 112,577
=========================================================================

Note 4
-------------------------------------------------------------------------
SHAREHOLDERS' INVESTMENT:

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

     So long as any Class B common stock is outstanding, each share of $1.40 convertible preferred stock will entitle the holder on November 10, 1986, or Permitted Transferees, to convert such share of $1.40 convertible preferred stock into 10.96014 shares of common stock and 21.92025 shares of Class B common stock, and to 231.0 votes (11.28894, 22.57786 and 237.3, respectively, as adjusted for the 1998 stock dividend described below). The foregoing special conversion and voting rights will be available to holders of $1.40 convertible preferred stock transferred after November 10, 1986 only under the same circumstances as those in which the Class B common stock is transferable. Each share of $1.40 convertible preferred stock transferred after November 10, 1986 entitles its holder (other than a Permitted Transferee) to convert such share into 32.88039 shares of common stock and 32.9 votes (33.86680 and 33.9, respectively, as adjusted for the 1998 stock dividend described below).

     Chris-Craft, from time to time, has purchased shares of its capital stock, including 1997 purchases of 486,500 shares of common stock. At December 31, 1997, 227,502 shares of common stock and 12,899 shares of $1.00 prior preferred stock remained authorized for purchase. An additional 1,000,000 shares of common stock were authorized for purchase after December 31, 1997.

     As of December 31, 1997, shares of Chris-Craft s authorized but unissued common stock were reserved for issuance as follows:

                                                               Shares
-------------------------------------------------------------------------
Conversion of Class B common stock                            7,930,384
Conversion of $1.40 convertible preferred stock*              8,108,337
Stock options (including options outstanding
  for 1,210,111 shares)                                       2,963,845
-------------------------------------------------------------------------
                                                             19,002,566
=========================================================================
*Including Class B common shares.

     On January 27, 1998, the Board of Directors declared a 3% common stock dividend, payable in April 1998, which will increase by 3% Chris-Craft s common and Class B common shares outstanding and will also increase by 3% the number of common shares issuable upon conversion of Chris-Craft s $1.40 convertible preferred stock and upon exercise of stock options. Applicable conversion rates and exercise prices will be adjusted accordingly.

Note 5
-------------------------------------------------------------------------
CAPITAL TRANSACTIONS OF SUBSIDIARIES:

     BHC had outstanding, at December 31, 1997, 4,893,604 shares of Class A common stock and 18,000,000 shares of Class B common stock. Chris-Craft owns all outstanding Class B common shares, which represented 78.6% of BHC s then outstanding equity and 97.4% of BHC s voting power. From January 1990, when BHC became a public company and was 60% owned by Chris-Craft, through December 31, 1997, BHC purchased 6,381,087 shares of its Class A common stock at an aggregate cost of $453,520,000. BHC treasury stock expenditures totalled $95,408,000 in 1997, $62,639,000 in 1996 and $30,504,000 in 1995. At December
31, 1997, 700,000 Class A common shares remained authorized for purchase.

     UTV has also acquired its own shares, expending $2,755,000 in 1997, $32,810,000 in 1996 and $30,449,000 in 1995, and received proceeds of
$3,939,000 in 1997, $4,008,000 in 1996 and $2,009,000 in 1995 from the exercise of stock options. BHC's ownership in UTV has accordingly increased to 58.5% at December 31, 1997 from 55.2% at December 31, 1994.

     Such transactions, together with BHC special dividends of $1.00 per share in 1997 and 1995, and UTV dividends of $.50 per share in 1997, 1996 and 1995, are reflected in the accompanying Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders' Investment under the caption Capital Transactions of Subsidiaries, net of intercompany eliminations and minority interests.

Note 6
-------------------------------------------------------------------------
STOCK OPTIONS:

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

     Transactions under the two plans during the two years ended December 31, 1997 were as follows:
                                                        Option Price
(In thousands of dollars        Shares under   --------------------------
except per share data)             Option         per  Share      Total
-------------------------------------------------------------------------
Outstanding,
  December 31, 1995              1,656,514      $27.34-$37.25   $ 52,528
Increase to reflect
  3% stock dividend                 48,248            -             -
Exercised                          (57,243)     $26.54-$35.11     (1,730)
Cancelled                           (3,182)        $32.87           (105)
-------------------------------------------------------------------------
Outstanding,
  December 31, 1996              1,644,337      $26.54-$36.16     50,693
Increase to reflect
  3% stock dividend                 47,694            -             -
Exercised                         (639,900)     $25.77-$34.09    (17,317)
Cancelled                           (1,620)     $31.92-$32.87        (55)
-------------------------------------------------------------------------
Outstanding,
  December 31, 1997              1,050,511      $31.10-$35.11   $ 33,321
=========================================================================

     Chris-Craft received 74,867 common shares in 1997, 18,039 common shares in 1996 and 2,217 common shares in 1995 as partial payment of exercised options.

     Under the 1994 Director Stock Option Plan, a fixed number of immediately exercisable options to purchase shares of common stock are granted annually to each nonemployee director of Chris-Craft, at prices equal to fair market value at date of grant. The 1994 Director Stock Option Plan replaced a similar plan which has been terminated with respect to the grant of additional options. Transactions under the two plans during the two years ended December 31, 1997, were as follows:
                                                      Option Price
(In thousands of dollars         Shares under   -------------------------
except per share data)              Option       per Share       Total
-------------------------------------------------------------------------
Outstanding,
 December 31, 1995                 114,515      $24.25-$33.75     $3,563
Increase to reflect
   3% stock dividend                 3,419            -             -
Granted                             42,432         $43.00          1,825
Exercised                          (14,736)        $26.02           (384)
-------------------------------------------------------------------------
Outstanding,
  December 31, 1996                145,630      $23.55-$43.00      5,004
Increase to reflect
   3% stock dividend                 4,358            -             -
Granted                             43,704         $42.88          1,873
Exercised                          (34,092)     $22.86-$41.75       (992)
-------------------------------------------------------------------------
Outstanding,
 December 31, 1997                 159,600      $28.32-$42.88     $5,885
=========================================================================

     At December 31, 1997, all options outstanding under the plans were exercisable, and options for 1,753,734 shares were available for grant. Options outstanding expire at various dates from April 1998 through April 2004.

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

     UTV also maintains stock option plans, and has chosen, like Chris-Craft, to continue to account for stock-based compensation using the intrinsic value method. If Chris-Craft and UTV had elected to recognize compensation expense based upon the fair value at the grant date for awards under their plans using the methodology prescribed by SFAS 123, Chris-Craft net income and earnings per share would have been reduced to the pro forma amounts as follows:

(In thousands except per                   Year ended December 31,
share amounts)                         1997         1996        1995
-------------------------------------------------------------------------
Net income:
  As reported                        $93,501       $  812     $21,965
  Pro forma                          $92,855       $  239     $21,506
Earnings (loss) per share:
  Basic -
    As reported                      $  2.87       $  .01     $   .68
    Pro forma                        $  2.85       $ (.01)    $   .66
  Diluted -
    As reported                      $  2.26       $  .01     $   .52
    Pro forma                        $  2.25       $ (.01)    $   .51
=========================================================================

     These pro forma amounts may not be representative of the pro forma effect on net income in future years, since the estimated fair value of stock options is amortized over the vesting period, pro forma compensation expense related to grants made prior to 1995 is not considered and additional options may be granted in future years.

     The weighted average fair values of Chris-Craft options granted during 1997, 1996 and 1995 were $13.16, $13.97 and $11.58 per share, respectively, at dates of grant. The fair values of options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 1997, 1996 and 1995, respectively: dividend yields of zero for all periods; expected volatility of 16.3%, 20.1% and 21.4%; risk free interest rates of 6.4%, 6.3% and 6.8%; and expected option life of five years for all periods.

Note 7
-------------------------------------------------------------------------
RETIREMENT PLANS:

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

     Pension expense, including amounts accrued in Chris-Craft and UTV nonqualified plans for retirement benefits in excess of statutory limitations, was as follows:

                                         Year ended December 31,
(In thousands)                        1997          1996       1995
-------------------------------------------------------------------------
Service cost                         $3,837        $3,595     $3,259
Interest cost on projected
  benefits obligation                 3,121         2,775      2,480
Actual return on plan assets         (2,781)       (3,415)    (4,185)
Amortization of deferred items          502         1,509      2,762
-------------------------------------------------------------------------
                                     $4,679        $4,464     $4,316
=========================================================================

     The estimated funded status of the Chris-Craft and UTV plans, including amounts accrued in the nonqualified plans, was as follows:

                                                   December 31,
(In thousands)                                  1997          1996
-------------------------------------------------------------------------
 Actuarial present value of:
  Vested benefit obligation                  $(34,305)      $(30,376)
  Nonvested benefit obligation                 (2,658)        (1,789)
-------------------------------------------------------------------------
    Accumulated benefit obligation            (36,963)       (32,165)
  Effect of projected compensation increases  (12,718)       (12,173)
-------------------------------------------------------------------------
    Projected benefit obligation              (49,681)       (44,338)
Fair value of plan assets (primarily listed
  securities and temporary investments)        32,633         29,144
-------------------------------------------------------------------------
    Excess                                    (17,048)       (15,194)
Unrecognized net asset at date of initial
  application of SFAS No. 87, being amortized
  over 15 years                                  (134)          (184)
Unrecognized net gain from past
  experience, being amortized over 15 years    (2,040)          (580)
-------------------------------------------------------------------------
    Pension liability                        $(19,222)      $(15,958)
=========================================================================

     Assumptions used in accounting for pension plans for each year presented are as follows:

-------------------------------------------------------------------------
Discount rate at end of year                                 7.25%
Rate of increase in future compensation levels               4.50%
Expected long-term rate of return on assets                  7.75%

     Chris-Craft and certain of its subsidiaries maintain other retirement plans, primarily stock purchase and profit sharing plans. The aggregate costs of such plans, including related amounts accrued in the nonqualified plans referred to above, were $16,936,000 in 1997, $5,677,000 in 1996 and
$11,670,000 in 1995.

Note 8
-------------------------------------------------------------------------
INCOME TAXES:

     Income taxes are provided in the accompanying Consolidated Statements of Income as follows:

                                            Year ended December 31,
(In thousands)                         1997          1996         1995
-------------------------------------------------------------------------
Current:
    Federal                          $ 63,000      $ 22,400     $ 23,300
    State                              18,600         5,800      (14,000)
-------------------------------------------------------------------------
                                       81,600        28,200        9,300
-------------------------------------------------------------------------
Deferred:
    Federal                            17,900        (8,900)       7,300
    State                                 100           200        1,000
-------------------------------------------------------------------------
                                       18,000        (8,700)       8,300
-------------------------------------------------------------------------
                                     $ 99,600      $ 19,500     $ 17,600
=========================================================================

     Following the favorable resolution of routine audits, state income taxes in 1995 reflect a $20,000,000 reversal of amounts accrued in prior years.

     Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

                                           Year ended December 31,
(In thousands)                          1997         1996        1995
-------------------------------------------------------------------------
Taxes at federal statutory rate      $ 84,904      $ 13,592    $ 22,847
State income taxes, net                12,155         3,933      (8,418)
Amortization of intangible assets       3,127         3,151       3,151
Dividend from BHC                       1,260          -          1,260
Dividend exclusion                       (735)         (768)       (764)
Other                                  (1,111)         (408)       (476)
-------------------------------------------------------------------------
                                     $ 99,600      $ 19,500    $ 17,600
=========================================================================

     Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:

                                                      December 31,
(In thousands)                                      1997       1996
-------------------------------------------------------------------------
Accrued liabilities not deductible until paid     $30,781     $22,619
Investments                                          -         11,735
Film contract rights                                6,193       6,407
Tax credit and loss carryforwards                   8,291       7,177
Other                                                 286         628
-------------------------------------------------------------------------
                                                   45,551      48,566
Valuation allowance                                (8,981)     (8,943)
-------------------------------------------------------------------------
    Deferred tax assets, net                       36,570      39,623
-------------------------------------------------------------------------
Investments                                       (12,975)       -
Property and equipment                             (2,711)     (2,740)
SFAS 115 adjustment                                (4,951)       (681)
Other                                                (580)       (689)
-------------------------------------------------------------------------
    Deferred tax liabilities                      (21,217)     (4,110)
-------------------------------------------------------------------------
      Net deferred tax liabilities                $15,353     $35,513
=========================================================================

     The valuation allowance reflects the uncertainty with respect to the realization of future tax benefits relating to certain tax carryforwards and future dispositions of certain investments having tax bases greater than related financial statement carrying amounts.

     At December 31, 1997, net operating loss carryforwards of approximately $16,000,000 are available for tax purposes and expire in various years through 2012.

     Tax benefits of $3,612,000, $270,000 and $222,000 arising from the exercise of employee stock options were credited to capital surplus in 1997, 1996 and 1995, respectively.

Note 9
-------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES:

     In October 1997, UTV signed a definitive agreement to purchase the assets of UHF television station WRBW in Orlando, Florida, from Rainbow Broadcasting, Ltd., for $60,000,000 and possible future consideration of up to $25,000,000. The acquisition is subject to FCC approval and other conditions in the agreement.

     The aggregate amount payable by Chris-Craft s television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets totalled $178,100,000 at December 31, 1997 (including $79,000,000 applicable to UTV).

     BHC expects to make significant expenditures developing UPN. See Note 2.

     Montrose Chemical Corporation of California, whose stock is 50% owned by Chris-Craft and 50% by a subsidiary of Zeneca Inc. (formerly ICI Americas, Inc.), discontinued its manufacturing operations in 1983 and has since been defending claims for costs and damages relating to environmental matters. Chris-Craft is a defendant in one of these actions. After insurance reimbursements totalling $558,000 in 1997, $327,000 in 1996 and $1,001,000 in
1995, Montrose-related net expenses of $3,383,000 in 1997, $1,666,000 in 1996 and $437,000 in 1995 are included in the accompanying Consolidated Statements of Income under the caption Interest and other income, net.

     Montrose is one of numerous defendants in a suit relating to alleged environmental impairment at the Stringfellow Hazardous Waste Disposal Site in California, brought in 1983 by the Federal Government and the State of California, which claim Montrose generated approximately 19% of the waste placed at the site. In 1990, the U.S. Environmental Protection Agency issued a Record of Decision for the site, which selected some of the interim remedial measures preferred by the EPA and the State, the present value of which was estimated by them to be $169 million, although the estimate is subject to potential variations of up to 50%. A ruling issued in 1995 allocated at least 65% of the liability (under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ( CERCLA )) at the site to the State of California and approximately 25% of the liability to the generator defendants (including Montrose). A separate ruling under California law allocated 100% of the liability to the State. The State is expected to appeal the decision. The U.S. Department of Justice has sought and received information regarding the relationship between Montrose and its two shareholders in an inquiry directed to the issue of whether Chris-Craft, as a shareholder of Montrose, should be added as a party to the Government s Stringfellow suit.

     In June 1990, the Federal Government and the State of California commenced an action against Montrose, Chris-Craft, and other defendants, alleging that Montrose and others released hazardous substances into Los Angeles Harbor and adjacent waters, and seeking to recover damages resulting from alleged injury to natural resources. In 1997, the Federal and State Governments stated they estimate the alleged damages at approximately $482 million. The action also seeks recovery for costs related to alleged hazardous substance contamination of the Montrose plant site in Torrance, California.

     Chris-Craft intends vigorously to defend itself in this action. Chris-Craft contends that it is not liable and that it neither owned nor operated the facilities involved, nor did it arrange for the disposal of hazardous substances. Chris-Craft and its predecessors were shareholders of Montrose and provided certain management services to Montrose, as it conducted its operations. Based on the available information, the status of the proceeding, and the applicable legal and accounting standards, Chris-Craft, in reliance among other things on the advice of counsel, believes that it should have no liability (under CERCLA or otherwise) for the operations of Montrose and does not presently consider liability to be probable . Accordingly, under Statement of Financial Accounting Standards No. 5, Accounting for Contingencies , no amount has been reserved for this action in Chris-Craft s financial statements.

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

     If a court ultimately rejected Chris-Craft s defenses in one or more of the foregoing matters, under CERCLA Chris-Craft could be held jointly and severally liable, without regard to fault, for response costs and natural resource damages. A party s ultimate liability at a site generally depends on its involvement at the site, the nature and extent of contamination, the remedy selected, the role of other parties in creating the alleged contamination and the availability of contribution from those parties, as well as any insurance or indemnification agreements which may apply. In most cases, both the resolution of the complex issues involved and any necessary remediation expenditures occur over a number of years. Future legal and technical developments in each of the foregoing matters will be periodically reviewed to determine if an accrual of reserves for possible liability would be appropriate.

     Chris-Craft is a party to various other pending legal proceedings arising in the ordinary course of business. In the opinion of management, after taking into account the opinion of counsel with respect thereto, the ultimate resolution of these other matters will not have a material effect on Chris-Craft's consolidated financial position or results of operations.

Note 10
-------------------------------------------------------------------------
SEGMENT REPORTING:

     Industry segment data is set forth in the table on page 29.

Note 11
-------------------------------------------------------------------------
SUBSEQUENT EVENT:

     In November 1997, UTV signed a definitive agreement to purchase the assets of UHF television station WHSW-TV (now station WUTB, a UPN affiliate) in Baltimore, Maryland, from SKMD Broadcasting Partnership, for $80,000,000. The acquisition was completed on January 20, 1998, and the purchase price was paid from working capital.


SELECTED FINANCIAL DATA
-------------------------------------------------------------------------

                              As of and for the year ended December 31,
(In thousands of dollars
except per share data)     1997      1996       1995       1994       1993
-----------------------------------------------------------------------------
Operating revenues     $ 464,646  $ 465,695 $  472,081   $ 481,364  $ 439,733
=============================================================================
Operating income      $   95,525  $ 103,268 $  110,633   $ 107,832  $  75,332

Gain on change of
  ownership in United
  Paramount Network      153,933       -          -          -          -
Interest and other
  income, net             80,556     81,879     83,949     59,928     52,661
Equity in United
  Paramount Network loss (87,430)  (146,313)  (129,303)    (3,977)      -
Income associated with
 Time Warner Inc.
 securities                 -          -          -          -       256,622
Income taxes             (99,600)   (19,500)   (17,600)   (57,300)  (147,200)
Minority interest        (49,483)   (18,522)   (25,714)   (41,742)   (88,347)
------------------------------------------------------------------------------
    Net income        $   93,501  $     812  $  21,965  $  64,741  $ 149,068
==============================================================================
Earnings per share -
     Basic            $     2.87  $     .01  $     .68  $    2.00  $    4.75
     Diluted                2.26        .01        .52       1.54       3.56

Cash and marketable
 securities            1,501,929  1,395,179   1,523,438  1,520,461  1,536,107
Working capital        1,486,556  1,418,085   1,531,416  1,532,579  1,502,671
Film contract rights     121,977    144,034     145,902    148,473    186,079
Investments               50,130     48,194      10,065      2,838       -
Total assets           2,226,429  2,137,259   2,203,853  2,232,217  2,283,178
Long-term debt              -          -           -          -          -
Minority interest        484,268    506,260     560,326    584,202    615,615
Shareholders'
 investment           $1,383,180 $1,288,918  $1,319,020 $1,306,218 $1,258,227


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
-----------------------------------------------------------------------------

(In thousands of dollars  First      Second      Third      Fourth
 except per share data)  Quarter     Quarter     Quarter    Quarter    Year
-----------------------------------------------------------------------------
Year Ended
 December 31, 1997

Operating revenues      $106,472    $123,959    $110,907   $123,308  $464,646
Operating income          17,525      29,746      18,809     29,445    95,525
Gain on change of
 ownership in
 United Paramount


 Network                 152,224        -            -        1,709   153,933

Interest and
 other income, net        19,285      20,374       20,558    20,339    80,556

Equity in United
  Paramount Network
  loss                   (17,898)    (16,404)     (19,579)  (33,549)  (87,430)
Income before income
 taxes and minority
 interest                 171,136     33,716       19,788    17,944   242,584

Net income                 75,159     10,031        4,524     3,787    93,501
Earnings per share -
     Basic                   2.32        .31          .14       .11      2.87
     Diluted            $    1.83   $    .24    $     .11  $    .09  $   2.26


Year Ended December 31, 1996

Operating revenues      $ 105,650   $125,500     $ 111,777 $122,768  $465,695
Operating income           17,873     34,621        26,311   24,463   103,268
Interest and other
 income, net               23,160     19,748        18,555   20,416    81,879
Equity in United
 Paramount Network loss   (32,754)   (34,990)      (38,909) (39,660) (146,313)
Income before income
 taxes and minority
 interest                   8,279     19,379         5,957    5,219    38,834

Net income (loss)            375       2,693        (1,539)    (717)      812
Earnings (loss)
 per share -
     Basic                   .01         .08          (.05)    (.03)      .01
     Diluted             $   .01    $    .06      $   (.05) $  (.03) $    .01

INDUSTRY SEGMENT INFORMATION

     The following table sets forth information for the years indicated in accordance with Statement No. 14 of the Financial Accounting Standards Board. The business of each industry segment is described elsewhere in this Annual Report.


(In thousands                     Operating    Depreciation
of dollars)           Operating    income          and          Capital    Identifiable
                       Revenues   (Loss) (b)   Amortization   Expenditures    Assets
---------------------------------------------------------------------------------------
Year Ended
 December 31, 1997

Television Division    $443,499   $ 113,908     $  19,187      $  7,040     $2,177,679(c)
Industrial Division      21,147       2,889           359           747          9,174
Other (a)                  -        (21,272)           22             1         39,576
--------------------------------------------------------------------------------------
                       $464,646   $  95,525     $  19,568      $  7,788     $2,226,429
======================================================================================

Year Ended
 December 31, 1996

Television Division    $446,292   $ 115,718     $  19,451      $ 10,144     $2,106,234(c)
Industrial Division      19,403       2,058           305           534          9,269
Other (a)                  -        (14,508)           31           105         21,756
--------------------------------------------------------------------------------------
                       $465,695   $ 103,268     $  19,787      $ 10,783     $2,137,259
======================================================================================

Year Ended
 December 31, 1995

Television Division    $454,702   $ 127,149     $  19,833      $ 11,564     $2,156,429(c)
Industrial Division      17,379       1,960           236           537          8,096
Other (a)                  -        (18,476)           24             8         39,328
--------------------------------------------------------------------------------------
                       $472,081   $ 110,633     $  20,093      $ 12,109     $2,203,853
======================================================================================

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

(c) Includes marketable securities having an aggregate carrying value of $1,204,776 at December
31, 1997, $1,245,241 at December 31, 1996 and $1,427,186 at December 31, 1995.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
----------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES

     Chris-Craft's financial position is strong and highly liquid. Consolidated cash and marketable securities totalled $1.50 billion at December 31, 1997, and Chris-Craft has no debt outstanding. Chris-Craft's 79% owned television broadcasting subsidiary, BHC Communications, Inc., has expended significant funds developing United Paramount Network since UPN's inception in 1994, but cash flow provided from BHC's operating activities has exceeded such BHC funding of UPN. Further, Chris-Craft believes that the funds from the 1997 Viacom option exercise, described below, will substantially offset BHC's aggregate UPN funding for 1997 and 1998.

     Chris-Craft's operating cash flow is generated primarily by the Television Division's core television station group. Broadcast cash flow reflects station operating income plus depreciation and film contract amortization less film contract payments. The relationship between film contract payments and related amortization may vary greatly between periods (payments exceeded amortization by $4.3 million in 1997, and amortization exceeded payments by $4.5 million in 1996), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. Reflecting such amounts, broadcast cash flow in 1997 declined 8%, while station earnings declined only 3%, as explained below. Although broadcast cash flow is often used in the broadcast television industry as an ancillary measure, it is not synonymous with operating cash flow computed in accordance with generally accepted accounting principles, and should not be considered alone or as a substitute for measures of performance computed in accordance with generally accepted accounting principles.

     Chris-Craft's cash flow additionally reflects earnings associated with its cash and marketable securities, most of which are held by BHC. Consolidated cash and marketable securities increased to $1.50 billion at December 31, 1997, from $1.40 billion at December 31, 1996. Such increase primarily reflects the $116.3 million distribution from UPN, described below. Operating cash flow for 1997 declined to $147.4 million from $193.1 million, primarily because 1997 income tax payments related to the UPN distribution are reflected as a reduction of operating cash flow, while the distribution is reported as a cash flow from investing activities.

     BHC generates most of Chris-Craft's consolidated cash flow. Parent company obligations consist solely of corporate office expenditures, current and accrued. Most parent company cash flow in recent years has been provided from the receipt by Chris-Craft of its share of special dividends paid by BHC. In February 1997, BHC paid a special cash dividend of $1.00 per share, aggregating $23.6 million, of which $18 million was received by Chris-Craft. In February 1998, BHC paid a similar special cash dividend of $1.00 per share, aggregating $22.7 million, of which $18 million was received by Chris-Craft. BHC plans to consider annually the payment of a special dividend.

     Since April 1990, BHC's Board of Directors has authorized the purchase of up to 7,081,087 Class A common shares. Through December 31, 1997, 6,381,087 shares were purchased for a total cost of $453.5 million, including $95.3 million in 1997. From 1993 through December 31, 1997, UTV purchased 1,385,876 of its common shares at an aggregate cost of $87.1 million, of which $2.8 million was expended in 1997, and, at December 31, 1997, 798,149 UTV shares remained authorized for purchase.

     In January 1998, UTV acquired the assets of UHF television station WHSW, Channel 24, in Baltimore, Maryland for $80 million in cash. The station's call letters were changed to WUTB and the station became a UPN affiliate. UTV has signed a definitive agreement to purchase the assets of WRBW in Orlando, Florida for approximately $60 million and possible future consideration of up to $25 million. UTV expects to use a portion of available cash and marketable securities balances to complete this transaction, which is subject to FCC approval as well as satisfaction of certain other conditions. Chris-Craft intends to further expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. Chris-Craft believes it is capable of raising significant additional capital to augment its already substantial financial resources, if desired, to fund such additional expansion.

     In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed UPN, a fifth broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included $155 million in cash (an amount equal to one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest), additional cash available for ongoing UPN expenditures, as well as a non-cash contribution of UPN development costs previously incurred by Viacom. UPN distributed $116.3 million to BHC following the closing, and BHC recorded a 1997 pretax gain of $153.9 million on the transaction. BHC and Viacom now share equally in UPN losses and funding requirements. BHC funding of UPN totalled $48.2 million in 1997 and $145.6 million in 1996. UPN is still in its early development, and is expected for the next several years to continue to incur substantial start-up losses and to require significant funding. However, Chris-Craft believes that the substantial portion of BHC's aggregate share of such funding requirements for 1997 and 1998 will be offset by the funds from the Viacom option exercise.

     Chris-Craft's television stations make commitments for programming that will not be available for telecasting until future dates. At December 31, 1997, commitments for such programming totalled approximately $178.1 million, including $79.0 million applicable to UTV. BHC also has a remaining commitment to invest over time up to $30.6 million, including $19.8 million applicable to UTV, in management buyout limited partnerships. Chris-Craft capital expenditures generally have not been material in relation to its financial position, and the related capital expenditure commitments at December 31, 1997 (including any related to UPN) were not material. Chris-Craft expects that its expenditures for UPN, future film contract commitments and capital requirements for its present business will be satisfied primarily from operations, marketable securities or cash balances.

     As set forth in Note 9, Chris-Craft has been named as a defendant (or a "potentially responsible party") in certain actions seeking recovery for environmental damage allegedly related to (i) the activities (discontinued since 1983) of 50% owned Montrose Chemical Corporation of California ("Montrose California") and (ii) the activities of Montrose Chemical Co., a predecessor company to Chris-Craft. As further set forth in Note 9, Chris-Craft does not presently consider liability to be "probable" in any of the Montrose California related matters and believes it has been erroneously identified as a potentially responsible party and is unable to determine at this stage if it could have any liability regarding Montrose Chemical Co. Accordingly, no amount has been reserved in Chris-Craft's financial statements relating to these matters.

RESULTS OF OPERATIONS - 1997 VERSUS 1996

     Chris-Craft 1997 net income rose to $93,501,000, or $2.87 per share ($2.26 per share diluted), from $812,000, or $.01 per share ($.01 per share diluted), in 1996. The substantial increase in net income is primarily due to the pretax gain of $153,933,000 realized by BHC on Viacom's acquisition of its UPN interest. In addition, the amount of UPN start-up losses included in Chris-Craft's operating results was reduced significantly in 1997, reflecting the reduction, to 50% from 100%, in BHC's ownership interest in UPN.

     Varying economic and competitive factors in the markets served by the Television Division's station group produced uneven station results in 1997. Station operating revenues declined to $434,729,000 from $437,287,000, less than 1%. Station programming expenses declined slightly, but total station operating expenses rose about 1%, due to a $3.5 million increase in expense associated with stock price based retirement plans. As a result, station group operating income declined 3% in 1997, to $125,966,000 from $130,450,000 in 1996. That decline was almost fully offset by the increase in earnings at the Division's television production subsidiaries, to $7,098,000 in 1997 from $3,267,000 in 1996. Television Division operating income accordingly declined less than 2%, to $113,908,000 from $115,718,000.

     Industrial Division operating income increased 40%, to $2,889,000 from $2,058,000 in 1996, and the Division's operating revenues increased 9%, to $21,147,000 from $19,403,000. The Division's improved results reflect strength throughout its major product lines and higher profit margins. Margin improvement was realized through cost reductions, effective outsourcing and elimination of certain less profitable products.

     Chris-Craft corporate office expense increased $6.8 million in 1997. Such expense associated with stock price based retirement plans rose $6.9 million, as the market price of Chris-Craft common stock rose 27% in 1997. Consolidated operating income accordingly declined 7%, to $95,525,000 from $103,268,000 in 1996.

     UPN's start-up loss widened in 1997, to $170,197,000 from $146,313,000 in 1996, mainly due to expenses associated with the expansion of UPN's schedule and with the ongoing development of the network's programming strategy. The UPN equity loss recorded in Chris-Craft's financial statements nonetheless declined significantly, to $87,430,000 from $146,313,000 in 1996, reflecting the 1997 reduction in BHC's ownership interest. UPN is still in its early development and is expected for the next several years to continue to incur substantial start-up losses.

     Interest and other income consists mostly of amounts earned on Chris-Craft's consolidated cash and marketable securities holdings. Interest and other income declined slightly to $80,556,000 from $81,879,000 in 1996. An increase in interest income was offset by a decline in marketable securities gains and an increase, to $3.4 million from $1.7 million, in expense related to Montrose matters.

     Chris-Craft's effective income tax rate declined to 41.1% in 1997 from 50.2% in 1996. Nondeductible goodwill amortization had an abnormal impact on Chris-Craft's effective tax rate in 1996 because of the low level of Chris-Craft's pretax earnings.

     Minority interest reflects the interest of shareholders other than Chris-Craft in the net income of BHC, 78.6% owned by Chris-Craft at December 31, 1997, 75.9% owned by Chris-Craft at December 31, 1996, and 73.9% owned by Chris-Craft at December 31, 1995, and the interest of shareholders other than BHC in the net income of UTV, 58.5% owned by BHC at December 31, 1997, 59.0% owned by BHC at December 31, 1996 and 57.3% owned by BHC at December 31, 1995.

RESULTS OF OPERATIONS - 1996 VERSUS 1995

     Chris-Craft 1996 net income declined to $812,000, or $.01 per share ($.01 per share diluted), from 1995 net income of $21,965,000, or $.68 per share ($.52 per share diluted). UPN start-up losses increased, as expected, and earnings at Chris-Craft's core television station group declined from 1995's record level.

     Television Division station revenues declined 3% in 1996, to $437,287,000 from $450,239,000 in 1995, reflecting lackluster advertising demand and lower share in several key markets. Chris-Craft in recent years determined not to acquire certain expensive and popular syndicated programs at several Television Division stations because their high prices appeared to make acceptable profit unlikely. Accordingly, certain revenues were foregone, reducing market share at those stations, but Chris-Craft believes those decisions promoted the overall profitability of its station group. Station programming expenses rose only 5% in 1996, and all other station expenses declined 1%. Total station income was the third highest in Chris-Craft history, but declined 14% to $130,450,000 from 1995's record $151,382,000.
Television Division operating income declined only 9% in 1996, to $115,718,000 from $127,149,000, reflecting improved results at our television production subsidiaries, as well as the recording in 1995 of one-time expenses totalling approximately $3,700,000 incurred in establishing a national sales representative subsidiary.

     Industrial Division operating revenues increased 12% in 1996, to $19,403,000 from $17,379,000 in 1995. The revenue gain primarily reflects higher sales of packaging and solid surface release films, as well as growth in sales of sterilization products marketed by the Division s health care products unit. Industrial Division operating income rose 5%, to $2,058,000 from $1,960,000, as profit margins declined slightly, mostly due to pricing pressure in the health care industry.

     Consolidated operating income, which additionally reflects Chris-Craft corporate office expense, declined 7%, to $103,268,000 from 1995's $110,633,000. Corporate office expense declined $3,968,000 in 1996, reflecting a decline in expense associated with stock price based retirement plans.

     BHC's equity in UPN start-up losses increased, as expected, to $146,313,000 in 1996 from $129,303,000 in 1995. The increase primarily reflects the expansion in 1996 of the network's prime time schedule from two to three weekday evenings. BHC recorded 100% of UPN's losses in 1996 and 1995, consistent with its sole ownership of the network during those years.