Form 10-K, Exhibit 13
period 1998-12-31
CHRIS CRAFT INDUSTRIES INC
filed 1999-03-29
CIK 20067

STOCK PRICE, DIVIDEND AND RELATED INFORMATION
---------------------------------------------

    Chris-Craft common stock is traded on the New York Stock Exchange and the Pacific Exchange. The high and low sales prices reported in the consolidated transaction reporting system are shown below for the periods indicated. Since Chris-Craft Class B common stock is ordinarily nontransferable, there is no trading market for such class.

                            1998                1997
                      High       Low      High       Low
                      --------------------------------------
First Quarter         59 3/8     49 1/8   44 3/4     39 3/8
Second Quarter        60 3/8     51 1/4   50         38 3/4
Third Quarter         56 15/16   41 1/4   52 15/16   47 3/4
Fourth Quarter        49         39 7/8   55         48 1/16

    Chris-Craft paid 3% stock dividends on its common stock in April 1998 and April 1997. Chris-Craft has declared a 3% stock dividend payable in April 1999. The Board of Directors plans to continue to consider, on an annual basis, the payment of dividends in common stock. As of February 26, 1999, there were 2,511 holders of record of common stock and 1,578 holders of record of Class B common stock.

REPORT OF INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP                 February 10, 1999
1301 Avenue of the Americas
New York, New York 10019

To the Board of Directors and
Shareholders of Chris-Craft Industries, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of Chris-Craft Industries, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------
                                                 Year ended December 31,
(In thousands of dollars)                    1998         1997         1996
----------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                               $   29,470   $   93,501   $      812
Adjustments to reconcile net income
  to net cash provided from operating
  activities:
    Film contract amortization               88,507       95,244       95,291
    Film contract payments                 (100,824)     (99,513)     (90,802)
    Prepaid broadcast rights                   -          21,114        5,252
    Depreciation and other
     amortization                            22,088       19,568       19,787
    Equity in United Paramount
     Network loss                            88,597       87,430      146,313
    Gain on change of ownership in
     United Paramount Network                  -        (153,933)        -
    Minority interest                        24,440       49,483       18,522
    Other                                    (2,830)       4,965       (1,488)
    Changes in assets and liabilities:
        Accounts receivable                   1,090        1,463        2,158
        Other assets                          7,271       (7,816)        (259)
        Accounts payable and other
         liabilities                          1,198       14,921        3,891
        Income taxes                          8,900       21,004       (6,355)
-----------------------------------------------------------------------------
          Net cash provided from
            operating activities            167,907      147,431      193,122
-----------------------------------------------------------------------------
Cash Flows from Investing Activities:
Disposition of marketable securities        414,133    1,002,103    1,089,124
Purchase of marketable securities          (391,963)    (948,862)    (899,924)
Station acquisition (includes
  $77,646 of intangible assets)             (80,214)        -            -
Distribution from United Paramount
  Network                                      -         116,261         -
Investment in United Paramount
  Network                                   (88,100)     (48,185)    (145,580)
Other investments                           (22,153)      (4,631)     (40,423)
Capital expenditures, net                   (12,260)      (7,788)     (10,472)
Other                                        (1,852)      (4,042)      (1,585)
-----------------------------------------------------------------------------
          Net cash (used in) provided
            from investing activities      (182,409)     104,856       (8,860)
-----------------------------------------------------------------------------
Cash Flows from Financing Activities:
Capital transactions of subsidiaries        (56,408)    (101,756)     (93,437)
Purchase of treasury stock                  (20,171)     (22,449)     (17,897)
Proceeds from exercise of
  employee stock options                      5,783       14,664        1,359
Dividends on preferred stock                   (414)        (420)        (444)
-----------------------------------------------------------------------------
          Net cash used in
            financing activities            (71,210)    (109,961)    (110,419)
-----------------------------------------------------------------------------
Net (Decrease) Increase in Cash
  and Cash Equivalents                      (85,712)     142,326       73,843
Cash and Cash Equivalents at
  Beginning of Year                         290,009      147,683       73,840
-----------------------------------------------------------------------------
Cash and Cash Equivalents at
  End of Year                            $  204,297   $  290,009   $  147,683
=============================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
------------------------------------------------------------------------
                                            Year ended December 31,
(In thousands except per share data)      1998        1997        1996
------------------------------------------------------------------------
Operating Revenues:
Television revenues                    $ 445,850   $ 443,499   $ 446,292
Sales of manufactured products            21,243      21,147      19,403
------------------------------------------------------------------------
                                         467,093     464,646     465,695
------------------------------------------------------------------------
Operating Expenses:
Television expenses                      210,947     212,183     217,928
Cost of manufactured products sold        13,754      14,336      13,472
Selling, general and administrative      147,722     142,602     131,027
------------------------------------------------------------------------
                                         372,423     369,121     362,427
------------------------------------------------------------------------
  Operating income                        94,670      95,525     103,268
------------------------------------------------------------------------

Other Income (Expense):
Interest and other income, net            80,337      80,556      81,879
Equity in United Paramount
  Network loss                           (88,597)    (87,430)   (146,313)
Gain on change of ownership in
  United Paramount Network                  -        153,933        -
------------------------------------------------------------------------
                                          (8,260)    147,059     (64,434)
------------------------------------------------------------------------
  Income before provision for
    income taxes and minority
    interest                              86,410     242,584      38,834

Provision for Income Taxes                32,500      99,600      19,500
------------------------------------------------------------------------
  Income before minority interest         53,910     142,984      19,334

Minority Interest                         24,440      49,483      18,522
------------------------------------------------------------------------
  Net income                           $  29,470   $  93,501   $     812
========================================================================
Weighted Average Common
  Shares Outstanding                      33,539      33,429      32,949
========================================================================
Earnings per Share:
  Basic                                $     .87   $    2.78   $     .01
========================================================================
  Diluted                              $     .69   $    2.20   $     .01
========================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------
                                                        December 31,
(In thousands of dollars)                           1998           1997
-------------------------------------------------------------------------
Assets

Current Assets:
  Cash and cash equivalents                    $   204,297    $   290,009
  Marketable securities (substantially
    all U.S. Government securities)              1,211,246      1,211,920
  Accounts receivable, less allowance
    for doubtful accounts of $4,956
    and $5,736                                      88,382         89,472
  Film contract rights                              99,883         95,859
  Prepaid expenses and other current assets         52,933         62,254
-------------------------------------------------------------------------
        Total current assets                     1,656,741      1,749,514
-------------------------------------------------------------------------

Investments                                         69,881         50,130
-------------------------------------------------------------------------

Film Contract Rights, including deposits, less
 estimated portion to be used within one year       23,619         26,118
-------------------------------------------------------------------------

Property and Equipment, at cost:
  Land, buildings and improvements                  44,305         43,207
  Machinery and equipment                          115,314        106,209
-------------------------------------------------------------------------
                                                   159,619        149,416
  Less   Accumulated depreciation                  108,040        102,014
-------------------------------------------------------------------------
                                                    51,579         47,402
-------------------------------------------------------------------------

Intangible Assets                                  428,254        339,792

Other Assets                                        15,349         13,473
-------------------------------------------------------------------------
                                               $ 2,245,423    $ 2,226,429
=========================================================================

                                                        December 31,
(In thousands of dollars)                          1998           1997
-------------------------------------------------------------------------
Liabilities and Shareholders' Investment

Current Liabilities:
  Film contracts payable within one year      $    96,595    $    98,033
  Accounts payable and accrued expenses           130,515        131,869
  Income taxes payable                             41,653         33,056
------------------------------------------------------------------------
           Total current liabilities              268,763        262,958
------------------------------------------------------------------------
Film Contracts Payable after One Year              62,050         70,934
------------------------------------------------------------------------
Other Long-Term Liabilities                        26,321         25,089
------------------------------------------------------------------------
Minority Interest                                 479,820        484,268
------------------------------------------------------------------------

Commitments and Contingencies (Note 9)

Shareholders' Investment:
  Cumulative preferred stock -
    Prior preferred stock - $1.00 dividend;
     stated at liquidating value of $21.50
     per share; currently authorized 73,399
     shares; outstanding 73,399 shares              1,578          1,578
    Convertible preferred stock - $1.40
     dividend; stated at $17.50 per share;
     currently authorized 235,935 shares;
     outstanding 235,935 and 246,601 shares
     (liquidating value $23.00 per share,
     aggregating $5,427)                            4,129          4,315
  Class B common stock par value $.50 per
    share; currently authorized 50,000,000
    shares; outstanding 8,127,937 and
    7,930,384 shares                                4,064          3,965
  Common stock - par value $.50 per share;
    currently authorized 100,000,000 shares;
    outstanding 24,556,196 and 23,652,015
    shares                                         13,069         12,617
  Capital surplus                                 376,375        343,956
  Retained earnings                               993,184      1,010,384
  Accumulated other comprehensive income           16,070          6,365
------------------------------------------------------------------------
                                                1,408,469      1,383,180
------------------------------------------------------------------------
                                              $ 2,245,423    $ 2,226,429
========================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT


                                                                            Treasury
                                           Outstanding Shares                Shares
                                -----------------------------------------  ---------


                                           Class B   $1.00       $1.40
                                Common     Common    Preferred   Preferred   Common
------------------------------------------------------------------------------------
Balance at December 31, 1995  21,478,079   7,652,273   73,399    275,758        -
Comprehensive income:
   Net income                       -           -        -          -           -

   Other comprehensive loss:
    Unrealized net loss on
     securities (net of tax
     of $2,895)                   -             -        -          -           -
    Reclassification
     adjustment (net of tax
     of $1,504)                   -             -        -          -           -

    Other comprehensive loss,
     net of tax                   -             -        -          -           -

Total comprehensive loss          -             -        -          -           -

Capital transactions of
 subsidiaries                     -             -        -          -           -
Dividends on preferred stock      -             -        -          -           -
Common stock dividend - 3%       645,915     227,205     -          -           -
Conversion of preferred stock    306,970     412,734     -       (22,563)       -
Conversion of Class B
  common stock                   421,405    (421,405)    -          -           -
Stock options, including
  related tax benefits            53,940        -        -          -           -
Acquisition of treasury stock       -           -        -          -       (433,900)
Retirement of treasury stock    (433,900)       -        -          -        433,900
------------------------------------------------------------------------------------
Balance at
December 31, 1996             22,472,409   7,870,807   73,399    253,195        -
Comprehensive income:
   Net income                       -           -        -          -           -

   Other comprehensive income:
    Unrealized net gain on
     securities (net of tax
     of $4,668)                     -           -        -          -           -
    Reclassification
     adjustment (net of tax
     of $397)                       -           -        -          -           -
    Other comprehensive income,
     net of tax                     -           -        -          -           -
Total comprehensive income          -           -        -          -           -
Capital transactions of
 subsidiaries                       -           -        -          -           -
Dividends on preferred stock        -           -        -          -           -
Common stock dividend - 3%       676,458     238,283     -          -           -
Conversion of preferred stock    103,482     108,335     -        (6,594)       -
Conversion of Class B
  common stock                   287,041    (287,041)    -          -           -
Stock options, including
  related tax benefits           599,125        -        -          -           -
Acquisition of treasury stock       -           -        -          -       (486,500)
Retirement of treasury stock    (486,500)       -        -          -        486,500
------------------------------------------------------------------------------------
Balance at
December 31, 1997             23,652,015   7,930,384   73,399    246,601        -
Comprehensive income:
  Net income                        -           -        -          -           -
  Other comprehensive income:
   Unrealized net gain on
    securities (net of tax
    of $8,954)                      -           -        -          -           -
   Reclassification
    adjustment (net of tax
    of $1,887)                      -           -        -          -           -
   Other comprehensive
    income, net of tax              -           -        -          -           -
Total comprehensive income          -           -        -          -           -
Capital transactions of
  subsidiaries                      -           -        -          -           -
Dividends on preferred stock        -           -        -          -           -
Common stock dividend - 3%       708,435     237,302     -          -           -
Conversion of preferred stock    151,109     209,566     -       (10,666)       -
Conversion of Class B
 common stock                    249,315    (249,315)    -          -           -
Stock options, including
 related tax benefits            190,722        -        -          -           -
Acquisition of treasury stock       -           -        -          -       (395,400)
Retirement of treasury stock    (395,400)       -        -          -        395,400
------------------------------------------------------------------------------------
Balance at
December 31, 1998             24,556,196   8,127,937   73,399    235,935        -
====================================================================================

                                                           Dollar Amount (In thousands)
                                   --------------------------------------------------------------------------------
                                                                                              Accumulated   Compre-
                                                                                                 Other      hensive
                                   Common    Preferred    Capital      Retained     Treasury  Comprehensive  Income
                                   Stocks     Stocks      Surplus      Earnings     Stock        Income      (Loss)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995       $15,356     $6,404     $301,351     $989,181     $  -       $ 6,728
Comprehensive loss:
  Net Income                          -          -            -             812        -          -         $   812
                                                                                                            --------
  Other comprehensive loss:
   Unrealized net loss on
    securities (net of tax
    of $2,895)                        -          -            -            -           -          -          (3,234)
   Reclassification adjustment
    (net of tax of $1,504)            -          -            -            -           -          -          (2,218)
                                                                                                            --------
   Other comprehensive loss,
    net of tax                        -          -            -            -           -        (5,452)      (5,452)
                                                                                                            --------
Total comprehensive loss              -          -            -            -           -          -         $(4,640)
                                                                                                            ========

Capital transactions of
 subsidiaries                         -          -          (8,840)        -           -          -
Dividends on preferred stock          -          -            -            (444)       -          -
Common stock dividend-3%               436       -          35,065      (35,501)       -          -
Conversion of preferred stock          360       (395)          34         -           -          -
Conversion of Class B
 common stock                         -          -            -            -           -          -
Stock options, including
 related tax benefits                   27       -           1,602         -           -          -
Acquisition of treasury stock         -          -            -            -        (17,806)      -
Retirement of treasury stock          (217)      -         (17,589)        -         17,806       -
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1996        15,962      6,009      311,623      954,048                  1,276
Comprehensive income:
 Net income                           -          -            -          93,501        -          -         $93,501
                                                                                                            --------
 Other comprehensive income:
  Unrealized net gain on
   securities (net of tax
   of $4,668)                         -          -            -            -           -          -           5,537
  Reclassification adjustment
   (net of tax of $397)               -          -            -            -           -          -            (448)
                                                                                                            --------
  Other comprehensive income,
   net of tax                         -          -            -            -           -         5,089        5,089
                                                                                                            --------
Total comprehensive income            -          -            -            -           -          -         $98,590
                                                                                                            ========
Capital transactions of
 subsidiaries                         -          -             714         -           -          -
Dividends on preferred stock          -          -            -            (420)       -          -
Common stock dividend-3%               457       -          36,288      (36,745)       -          -
Conversion of preferred stock          106       (116)           8         -           -          -
Conversion of Class B
 common stock                         -          -            -            -           -          -
Stock options, including
 related tax benefits                  300       -          17,976         -           -          -
Acquisition of treasury stock         -          -            -            -        (22,896)      -
Retirement of treasury stock          (243)      -         (22,653)        -         22,896       -
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1997        16,582      5,893      343,956    1,010,384        -         6,365
Comprehensive income:
 Net income                           -          -            -          29,470        -          -         $29,470
                                                                                                            --------
 Other comprehensive income:
  Unrealized net gain on
   securities (net of tax
   of $8,954)                         -          -            -            -           -          -          12,199
Reclassification adjustment
   (net of tax of $1,887)             -          -            -            -           -          -          (2,494)
                                                                                                            --------
  Other comprehensive income,
    net of tax                        -          -            -            -           -         9,705        9,705
                                                                                                            --------
Total comprehensive income            -          -            -            -           -          -         $39,175
                                                                                                            ========
Capital transactions of
  subsidiaries                        -          -            (924)        -           -          -
Dividends on preferred stock          -          -            -            (414)       -          -
Common stock dividend-3%               473       -          45,783      (46,256)       -          -
Conversion of preferred stock          180       (186)           6         -           -          -
Conversion of Class B
 common stock                         -          -            -            -           -          -
Stock options, including
 related tax benefits                   96       -           6,877         -           -          -
Acquisition of treasury stock         -          -            -            -        (19,521)      -
Retirement of treasury stock          (198)      -         (19,323)        -         19,521       -
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 1998       $17,133     $5,707     $376,375     $993,184     $  -       $16,070
===========================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------
Note 1

-----------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A) Business and Basis of Presentation

     Chris-Craft's primary business is television broadcasting, conducted through its majority owned (79.96% at December 31, 1998 and 78.6% at December 31, 1997) television broadcasting subsidiary, BHC Communications, Inc. BHC wholly owned subsidiaries operate three television stations, and BHC's majority owned (58.5% at December 31, 1998 and December 31, 1997) subsidiary, United Television, Inc. (UTV), operates six television stations, one of which was acquired in January 1998.

     BHC accounts for its interest in the partnership that operates the United Paramount Network (UPN), a broadcast television network which premiered in January 1995, under the equity method. BHC recorded 100% of UPN's start-up losses from the network's 1994 inception through January 15, 1997, when Viacom Inc. completed its acquisition of a 50% interest in the partnership. Thereafter, BHC has recorded 50% of UPN's start-up losses.

     The accompanying consolidated financial statements include the accounts of Chris-Craft and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The pro rata interests of BHC and UTV minority shareholders in the net income and net assets of BHC and UTV are set forth as Minority Interest in the Consolidated Statements of Income and Consolidated Balance Sheets, respectively. Chris-Craft adopted Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income," in 1998 and has elected to present this information in the Consolidated Statements of Shareholders' Investment. Such amounts have been presented net of income taxes and minority interests. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates. Certain prior year amounts have been restated to conform with the 1998 presentation.

(B) Financial Instruments

     Cash and cash equivalents totalled $204,297,000 at December 31, 1998 and $290,009,000 at December 31, 1997. Cash equivalents are securities having maturities at time of purchase not exceeding three months. The fair value of cash equivalents approximates carrying value, reflecting their short maturities.

     All of Chris-Craft's marketable securities have been categorized as available for sale and are carried at fair market value. Since marketable securities are available for current operations, all are included in current assets, as follows:

                                        Gross Unrealized
                               ----------------------------------
(In thousands)                                            Fair
                      Cost        Gains      Losses       Value
-----------------------------------------------------------------
December 31, 1998:
  U.S. Government
     securities      $1,093,744   $    1,656   $     27   $1,095,373
  Other                  83,881       33,034      1,042      115,873
--------------------------------------------------------------------
                     $1,177,625   $   34,690   $  1,069   $1,211,246
====================================================================
December 31, 1997:
  U.S. Government
     securities      $1,097,346   $      619   $    182   $1,097,783
  Other                 100,794       17,008      3,665      114,137
--------------------------------------------------------------------
                     $1,198,140   $   17,627   $  3,847   $1,211,920
====================================================================

     Of the U.S. Government securities held at December 31, 1998, 98% mature within one year and all within 15 months.

     Certain additional information related to Chris-Craft's marketable securities as of and for the years ended December 31, 1998, 1997 and 1996 is as follows:

(In thousands)                1998          1997          1996
-----------------------------------------------------------------
Sales proceeds            $  414,133    $1,002,103    $1,089,124
Realized gains                 6,018         1,256         4,749
Realized losses                  702           177           466
Net unrealized gain           33,621        13,780         2,073
Adjustment for unrealized
  gain, net of deferred
  income taxes and minority
  interests                $  16,070    $    6,365    $    1,276
=================================================================

     For purposes of computing realized gains and losses, cost was determined using the specific identification method.

(C) Film Contracts

     Chris-Craft's television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the programming becomes available for telecasting.

     Contracts are amortized over the estimated number of showings, using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and the ultimate total cost for each contract. In the opinion of management, future revenue derived from airing programming will be sufficient to cover related unamortized rights balances at December 31, 1998. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1998 are $39,064,000, $20,296,000, $1,735,000 and $955,000 in
2000, 2001, 2002 and thereafter, respectively. The net present value at December 31, 1998 of such payments, based on a 7.75% discount rate, was approximately $53,400,000. See Note 9.

(D) Depreciation and Amortization

     Depreciation of property and equipment is generally provided on the straight-line method over the estimated useful lives of the assets, ranging from three to 40 years, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E) Intangible Assets

     Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. The carrying values of such intangibles as of December 31, 1998 and 1997 are as follows:

(In thousands)                1998         1997
-------------------------------------------------
Television Division         $427,480     $339,018
Industrial Division              774          774
-------------------------------------------------
                            $428,254     $339,792
=================================================

     Television Division amounts primarily relate to television station WWOR, which was acquired in 1992, and television station WUTB, the assets of which were acquired in 1998, and are being amortized on a straight-line basis over 40-year periods. Accumulated amortization of intangible assets totalled $77,342,000 at December 31, 1998 and $65,905,000 at December 31, 1997. Intangible assets at December 31, 1998 include goodwill totalling $57,086,000 resulting from purchases by BHC of its own shares at prices greater than net book value.

(F) Revenue Recognition and Barter Transactions

     Revenue is recognized upon broadcast of television advertising and upon shipment of manufactured products. The estimated fair value of goods or services received by Chris-Craft's television stations in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue totalled $47,654,000 in 1998, $43,944,000 in 1997 and $40,853,000 in 1996. Barter expense in each year approximated barter revenue.

(G) Earnings per Share

     In accordance with SFAS 128, "Earnings per Share," adopted by Chris-Craft in 1997, per share amounts have been computed as follows:

                                        Year ended December 31,
(In thousands except per share data)    1998      1997     1996
-----------------------------------------------------------------
BASIC -
Net income                            $29,470   $93,501   $   812
Less: Preferred stock dividends          (410)     (420)     (436)
-----------------------------------------------------------------
  Income available to common
    shareholders                      $29,060   $93,081   $   376
=================================================================
Weighted average common
  shares outstanding                   33,539    33,429    32,949
=================================================================
    Basic per share amount            $   .87   $  2.78   $   .01
=================================================================

DILUTED -
Income available to common
  shareholders                        $29,060   $93,081   $   376
Effect of dilutive securities -
  Convertible preferred
     stock dividend                       337       347      -
  Dilution of UTV net income
    from UTV stock options                (82)     (138)     (180)
    Income available
      assuming dilution               $29,315   $93,290   $   196
=================================================================
Weighted average common
  shares outstanding                   33,539    33,429    32,949
Effect of dilutive
 securities -
  Convertible preferred
    stock dividend                      8,453     8,641      -
  Stock options                           303       354       197
-----------------------------------------------------------------
Weighted average shares
   outstanding assuming
   dilution                            42,295    42,424    33,146
=================================================================
   Diluted per share amount           $   .69   $  2.20   $   .01
=================================================================


     Amounts give retroactive effect to all stock dividends declared through February 10, 1999. All securities which could dilute per share amounts are included in the computation of diluted earnings per share.

(H) Stock-Based Compensation

     Chris-Craft has adopted SFAS 123, "Accounting for Stock-Based Compensation." This statement encourages but does not require the recording of compensation cost for stock-based employee compensation plans at fair value. Chris-Craft has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." See Note 6.

(I) Supplemental Cash Flow Information and Disclosure of Noncash
Investing Activities

     Cash paid for income taxes totalled $30,600,000 in 1998, $79,400,000 in 1997 and $28,800,000 in 1996.

     The 1997 distribution from UPN to BHC was net of approximately $38,800,000, representing additional BHC capital contributions.

(J) Segment Information

     In 1998, Chris-Craft adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 supersedes SFAS 14, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of Chris-Craft's reportable segments. The adoption of SFAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information. See Note 10.

Note 2
----------------------------------------------------------------
UNITED PARAMOUNT NETWORK:

     In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed the United Paramount Network, a broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest, and additional cash available for ongoing UPN expenditures. UPN distributed $116,261,000 to BHC pursuant to the option exercise, and BHC realized a 1997 pretax gain on the exercise of $153,933,000. BHC and Viacom now share equally in UPN funding requirements and in UPN losses.

     UPN has been organized as a partnership, and BHC's partnership interest is accounted for under the equity method. The carrying value of such interest, which reflects BHC funding of $88,100,000 in 1998 and $48,185,000 in 1997, plus the additional BHC capital contributions set forth above, and BHC's pro rata share of UPN losses in those years, totalled $615,000 at December 31, 1998 and $1,112,000 at December 31, 1997, and is included in Investments on the accompanying Consolidated Balance Sheets. UPN is still in its development and is expected to continue to incur significant start-up losses and to require significant funding for the next several years. Condensed consolidated financial statements of UPN are as follows:

BALANCE SHEETS
                                             December 31,
(In thousands)                           1998           1997
---------------------------------------------------------------
Current assets                       $   92,934     $   80,017
Other assets                             27,305         29,926
---------------------------------------------------------------
                                     $  120,239     $  109,943
===============================================================
Current liabilities                  $  119,008     $  107,719
Partners' capital                         1,231          2,224
---------------------------------------------------------------
                                     $  120,239     $  109,943
===============================================================

STATEMENTS OF OPERATIONS

                                        Year ended December 31,
(In thousands)                     1998          1997          1996
---------------------------------------------------------------------
Operating revenues*            $   96,401    $   89,997    $   56,948
Operating expenses*               275,165       261,962       200,316
---------------------------------------------------------------------
   Operating loss                (178,764)     (171,965)     (143,368)
Other income (expense), net         1,571         1,768        (2,945)
---------------------------------------------------------------------
   Loss before interest on
     BHC advances                (177,193)     (170,197)     (146,313)
Interest on BHC advances
  (eliminated in consolidation)      -             -          (14,147)
---------------------------------------------------------------------
   Net loss                    $ (177,193)   $ (170,197)   $ (160,460)
=====================================================================
* With respect to certain of its programming, through August 31, 1997 UPN derived no revenue and incurred no programming expense.

   The following information as it relates to UPN is provided in accordance with SFAS 131. See Note 10.

                                     Year ended December 31,
(In thousands)                     1998       1997       1996
----------------------------------------------------------------
Depreciation and amortization     $2,069     $1,794     $  364
Capital expenditures              $1,565     $  467     $ -

Note 3
----------------------------------------------------------------
ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     Accounts payable and accrued expenses consist of the following:

                                               December 31,
(In thousands)                            1998          1997
---------------------------------------------------------------
Accounts payable                       $   7,757     $   8,465
Payable for securities purchased            -              650
Accrued expenses -
  Payroll and compensation                63,011        68,611
  Deferred barter revenue                 38,824        38,721
  Other                                   20,923        15,422
---------------------------------------------------------------
                                       $ 130,515     $ 131,869
===============================================================

Note 4
----------------------------------------------------------------
SHAREHOLDERS' INVESTMENT:

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

     So long as any Class B common stock is outstanding, each share of $1.40 convertible preferred stock will entitle the holder on November 10, 1986, or Permitted Transferees, to convert such share of $1.40 convertible preferred stock into 11.28894 shares of common stock and
22.57786 shares of Class B common stock, and to 237.3 votes (11.62760, 23.25520 and 243.6, respectively, as adjusted for the 1999 stock dividend described below). The foregoing special conversion and voting rights will be available to holders of $1.40 convertible preferred stock transferred after November 10, 1986 only under the same circumstances as those in which the Class B common stock is transferable. Each share of $1.40 convertible preferred stock transferred after November 10, 1986 entitles its holder (other than a Permitted Transferee) to convert such share into 33.86680 shares of common stock and 33.9 votes (34.88280 and 34.9, respectively, as adjusted for the 1999 stock dividend described below).

     Chris-Craft, from time to time, has purchased shares of its capital stock, including 1998 purchases of 395,400 shares of common stock. At December 31, 1998, 832,102 shares of common stock and 12,899 shares of $1.00 prior preferred stock remained authorized for purchase.

     As of December 31, 1998, shares of Chris-Craft's authorized but unissued common stock were reserved for issuance as follows:

                                                      Shares
----------------------------------------------------------------
Conversion of Class B common stock                    8,127,937
Conversion of $1.40 convertible preferred stock*      7,990,363
Stock options (including options outstanding
  for 1,214,431 shares)**                             2,853,324
----------------------------------------------------------------
                                                     18,971,624
================================================================
  * Including Class B common shares.
 ** Options for 1,516,800 shares were granted subsequent to December 31, 1998.

     On January 26, 1999, the Board of Directors declared a 3% common stock dividend, payable in April 1999, which will increase by 3% Chris-Craft's common and Class B common shares outstanding and will also increase by 3% the number of common shares issuable upon conversion of Chris-Craft's $1.40 convertible preferred stock and upon exercise of stock options. Applicable conversion rates and exercise prices will be adjusted as noted above.

Note 5
----------------------------------------------------------------
CAPITAL TRANSACTIONS OF SUBSIDIARIES:

     BHC had outstanding, at December 31, 1998, 4,511,605 shares of Class A common stock and 18,000,000 shares of Class B common stock. Chris-Craft owns all outstanding Class B common shares, which represented 79.96% of BHC's then outstanding equity and 97.6% of BHC's voting power. From January 1990, when BHC became a public company and was 60% owned by Chris-Craft, through December 31, 1998, BHC purchased 6,895,590 shares of its Class A common stock, including 226,503 from UTV in 1998, at an aggregate cost of $516,503,000. BHC treasury stock expenditures totalled $46,305,000 in 1998, $95,408,000 in 1997 and
$62,639,000 in 1996.  At December 31, 1998, 185,497 Class A common shares remained authorized for purchase.

     UTV has also acquired its own shares, expending $7,010,000 in 1998, $2,755,000 in 1997 and $32,810,000 in 1996, and received proceeds of $3,579,000 in 1998, $3,939,000 in 1997 and $4,008,000 in
1996 from the exercise of stock options. BHC's ownership in UTV has accordingly increased to 58.5% at December 31, 1998 from 57.3% at December 31, 1995.

     Such transactions, together with BHC special dividends of $1.00 per share in 1998 and 1997, and UTV dividends of $.50 per share in 1998, 1997 and 1996, are reflected in the accompanying Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders' Investment under the caption Capital transactions of subsidiaries, net of intercompany eliminations and minority interests.

Note 6
----------------------------------------------------------------
STOCK OPTIONS:

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

     Transactions under the two plans during the three years ended December 31, 1998 were as follows:

(In thousands of
dollars except per     Shares under   Weighted Average
share data)               Option       Exercise Price     Total
----------------------------------------------------------------
Outstanding,
  December 31, 1995       1,656,514         $31.71       $52,528
Increase to reflect
  3% stock dividend          48,248           -             -
Exercised                   (57,243)        $30.22        (1,730)
Cancelled                    (3,182)        $32.87          (105)
----------------------------------------------------------------
Outstanding,
  December 31, 1996       1,644,337         $30.83        50,693
Increase to reflect
  3% stock dividend          47,694           -             -
Exercised                  (639,900)        $27.06       (17,317)
Cancelled                    (1,620)        $33.95           (55)
----------------------------------------------------------------
Outstanding,
  December 31, 1997       1,050,511         $31.72        33,321
Increase to reflect
  3% stock dividend          30,333           -             -
Granted                     122,500         $51.31         6,285
Exercised                  (174,571)        $31.21        (5,449)
----------------------------------------------------------------
Outstanding,
  December 31, 1998       1,028,773         $33.20       $34,157
================================================================

     Of the 1,028,773 shares under option under the above Plan at December 31, 1998, 906,273 are currently exercisable at $30.54 to $34.08 per share and expire from December 13, 1999 through April 27, 2004. The remaining 122,500 at $51.31 (of which none are currently exercisable) expire on June 14, 2003. At December 31, 1998, options for 1,526,290 shares were available for grant under this Plan.

     Chris-Craft received 7,396 common shares in 1998, 74,867 common shares in 1997 and 18,039 common shares in 1996 as partial payment of exercised options.

     Under the 1994 Director Stock Option Plan, a fixed number of immediately exercisable options to purchase shares of common stock are granted annually to each nonemployee director of Chris-Craft, at prices equal to fair market value at date of grant. The 1994 Director Stock Option Plan replaced a similar plan which has been terminated with respect to the grant of additional options. Transactions under the two plans during the three years ended December 31, 1998, were as follows:





(In thousands of
dollars except per     Shares under   Weighted Average
share data)               Option       Exercise Price     Total
----------------------------------------------------------------
Outstanding,
  December 31, 1995         114,515         $31.12        $3,563
Increase to reflect
  3% stock dividend           3,419           -             -
Granted                      42,432         $43.00         1,825
Exercised                   (14,736)        $26.02          (384)
----------------------------------------------------------------
Outstanding,
  December 31, 1996         145,630         $34.36         5,004
Increase to reflect
  3% stock dividend           4,358           -             -
Granted                      43,704         $42.88         1,873
Exercised                   (34,092)        $29.10          (992)
----------------------------------------------------------------
Outstanding,
  December 31, 1997         159,600         $36.87         5,885
Increase to reflect
   3% stock dividend          4,597           -             -
Granted                      45,008         $56.50         2,542
Exercised                   (23,547)        $31.46          (741)
----------------------------------------------------------------
Outstanding,
  December 31, 1998         185,658         $41.40        $7,686
================================================================

     Of the 185,658 shares under option under the 1994 Director Stock Option Plan at December 31, 1998, 140,650 are currently exercisable at $30.54 to $41.63 per share and expire from April 27, 1999 through May 5, 2002. The remaining 45,008 are currently exercisable at $56.50 per share and expire on May 2, 2003. At December 31, 1998, options for 112,603 shares were available for grant under this Plan.

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

(In thousands except per              Year ended December 31,
share amounts)                    1998        1997        1996
----------------------------------------------------------------
Net income:
  As reported                    $29,470     $93,501     $   812
  Pro forma                      $28,431     $92,855     $   239
Earnings (loss) per share:
  Basic -
    As reported                  $   .87     $  2.78     $   .01
    Pro forma                    $   .84     $  2.77     $  (.01)
  Diluted -
    As reported                  $   .69     $  2.20     $   .01
    Pro forma                    $   .67     $  2.18     $  (.01)
================================================================

     These pro forma amounts may not be representative of the pro forma effect on net income in future years, since the estimated fair value of stock options is amortized over the vesting period, pro forma compensation expense related to grants made prior to 1995 is not considered and additional options may be granted in future years.

     The weighted average fair values of Chris-Craft options granted during 1998, 1997 and 1996 were $12.24, $13.16 and $13.97 per share, respectively, at dates of grant. The fair values of options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 1998, 1997 and 1996, respectively: dividend yields of zero for all periods; expected volatility of 15.6%, 16.3% and 20.1%, risk free interest rates of 5.4%, 6.4% and 6.3%; and expected option life of 3.9 years for 1998 and five years for 1997 and 1996.

Note 7
----------------------------------------------------------------
RETIREMENT PLANS:

     Chris-Craft and UTV maintain noncontributory defined benefit pension plans covering substantially all their employees. Benefits accrue annually based on compensation paid to participants each year. The funding policy is to contribute annually to the plans amounts sufficient to fund current service costs and to amortize any unfunded accrued liability over periods not to exceed 30 years.

     The estimated funded status of the Chris-Craft and UTV plans, including amounts accrued in the nonqualified plans, was as follows:

                                                 December 31,
(In thousands)                                  1998      1997
----------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year       $ 49,681  $ 44,338
  Service cost                                   4,187     3,837
  Interest cost                                  3,574     3,122
  Actuarial loss/(gain)                          2,156      (859)
  Amendments                                       471      -
  Benefits paid                                   (888)     (757)
----------------------------------------------------------------
Benefit obligation at end of year               59,181    49,681
----------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year  32,633    29,143
  Actual return on plan assets                   3,649     2,833
  Employer contributions                         1,825     1,414
  Benefits paid                                   (888)     (757)
----------------------------------------------------------------
Fair value of plan assets at end of year        37,219    32,633
----------------------------------------------------------------
Plan assets less than projected
  benefit obligation                           (21,962)  (17,048)
Unrecognized initial net asset                     (84)     (134)
Unrecognized prior service cost                    746       323
Unrecognized net actuarial gain                 (1,313)   (2,363)
----------------------------------------------------------------
Pension liability                             $(22,613) $(19,222)
================================================================

     Pension expense, including amounts accrued in Chris-craft and UTV nonqualified plans for retirement benefits in excess of statutory limitations, was as follows:

                                     Year ended December 31,
(In thousands)                    1998        1997        1996
----------------------------------------------------------------
Service cost                    $ 4,187     $ 3,837     $ 3,596
Interest cost                     3,574       3,122       2,775
Expected return on plan assets   (2,533)     (2,264)     (1,913)
Amortization:
  Initial unrecognized net asset    (50)        (50)        (50)
  Prior service cost                 47          12          36
  Actuarial loss/(gain)              (9)         22          20
----------------------------------------------------------------
Net periodic pension cost       $ 5,216     $ 4,679     $ 4,464
================================================================

     Assumptions used in accounting for pension plans for each year are as follows:

                                     1998      1997      1996
----------------------------------------------------------------
Discount rate at end of year         6.75%     7.25%     7.25%
Rate of increase in future
  compensation levels                4.00%     4.50%     4.50%
Expected long-term rate of
  return on assets                   7.75%     7.75%     7.75%

     The accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the above plans that had an accumulated benefit obligation in excess of the fair value of plan assets were $27,464,000, $35,883,000, and $14,973,000, respectively, at December 31, 1998, and $21,709,000, $29,493,000, and $11,847,000,
respectively, at December 31, 1997.

     Chris-Craft and certain of its subsidiaries maintain other retirement plans, primarily stock purchase and profit sharing plans. The aggregate costs of such plans, including related amounts accrued in the nonqualified plans referred to above, were $8,931,000 in 1998, $16,936,000 in 1997 and $5,677,000 in 1996.

Note 8
----------------------------------------------------------------
INCOME TAXES:

     Income taxes are provided in the accompanying Consolidated
Statements of Income as follows:

                                   Year ended December 31,
(In thousands)                  1998        1997        1996
---------------------------------------------------------------
Current:
    Federal                   $24,300     $63,000     $22,400
    State                       8,500      18,600       5,800
---------------------------------------------------------------
                               32,800      81,600      28,200
---------------------------------------------------------------
Deferred:
    Federal                      (800)     17,900      (8,900)
    State                         500         100         200
---------------------------------------------------------------
                                 (300)     18,000      (8,700)
---------------------------------------------------------------
                              $32,500     $99,600     $19,500
===============================================================

     Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

                                       Year ended December 31,
(In thousands)                         1998     1997      1996
----------------------------------------------------------------
Taxes at federal statutory rate      $30,244   $84,904   $13,592
State income taxes, net                5,850    12,155     3,933
Amortization of intangible assets      3,250     3,127     3,151
Dividend from BHC                      1,260     1,260      -
Dividend exclusion                      (347)     (735)     (768)
Realization of tax benefit            (8,500)     -         -
Other                                    743    (1,111)     (408)
----------------------------------------------------------------
                                     $32,500   $99,600   $19,500
================================================================

     Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:

                                                 December 31,
(In thousands)                                   1998     1997
----------------------------------------------------------------
Accrued liabilities not deductible until paid  $32,816  $30,781
Film contract rights                             8,325    6,193
Tax credit and loss carryforwards                9,314    8,291
Other                                              168      279
----------------------------------------------------------------
                                                50,623   45,544
Valuation allowance                             (8,973)  (8,981)
----------------------------------------------------------------
    Deferred tax assets, net                    41,650   36,563
----------------------------------------------------------------
Investments                                    (14,179) (12,975)
Other intangibles                               (1,589)    (573)
Property and equipment                          (2,422)  (2,711)
SFAS 115 adjustment                            (12,019)  (4,951)
----------------------------------------------------------------
    Deferred tax liabilities                   (30,209) (21,210)
----------------------------------------------------------------
      Net deferred tax assets                  $11,441  $15,353
================================================================

     The valuation allowance reflects the uncertainty with respect to the realization of future tax benefits relating to certain tax carryforwards and future dispositions of certain investments having tax bases greater than related financial statement carrying amounts.

     At December 31, 1998, net operating loss carryforwards of approximately $20,000,000 are available for tax purposes and expire in various years through 2018.

     Tax benefits of $1,189,000, $3,612,000 and $270,000 arising from the exercise of employee stock options were credited to capital surplus in 1998, 1997 and 1996, respectively.

Note 9
----------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES:

     In 1997, UTV signed a definitive agreement to purchase the assets of UHF television station WRBW in Orlando, Florida, for $60,000,000 and possible future consideration. The acquisition is subject to Federal Communications Commission approval and other conditions in the agreement.

     The aggregate amount payable by Chris-Craft's television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets totalled $337,800,000 at December 31, 1998 (including $91,200,000 applicable to UTV).

     BHC expects to make significant expenditures developing UPN.  See
Note 2.

     Montrose Chemical Corporation of California, whose stock is 50% owned by Chris-Craft and 50% by a subsidiary of Zeneca Inc., discontinued its manufacturing operations in 1983 and has since been defending claims for costs and damages relating to environmental matters. Chris-Craft is a defendant in one of these actions. After insurance reimbursements totalling $3,611,000 in 1998, $558,000 in 1997 and $327,000 in 1996, Montrose-related net expenses of $1,279,000 in 1998, $3,383,000 in 1997 and $1,666,000 in 1996 are included in the accompanying Consolidated Statements of Income under the caption Interest and other income, net.

     Montrose is one of numerous defendants in a suit relating to alleged environmental impairment at the Stringfellow Hazardous Waste Disposal Site in California, brought in 1983 by the Federal Government and the State of California, which claim Montrose generated approximately 19% of the waste placed at the site. In 1990, the U.S. Environmental Protection Agency issued a Record of Decision for the site, which selected some of the interim remedial measures preferred by the EPA and the State, the present value of which was estimated by them to be $169 million, although the estimate is subject to potential variations of up to 50%. A ruling issued in 1995 allocated at least 65% of the liability (under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ["CERCLA"]) at the site to the State of California and approximately 25% of the liability to the generator defendants (including Montrose). A separate ruling under California law allocated 100% of the liability to the State.
The State's appeal of the allocation rulings is pending. In December 1998, the State and the defendants, including Montrose, preliminarily agreed to a structure that, if certain conditions are satisfied, would resolve the Stringfellow suit. Chris-Craft is not a defendant.

     In May 1998, a group of approximately 750 current or former residents of the vicinity of the Stringfellow Site filed suit against Montrose, Chris-Craft and approximately 160 other defendants alleging personal injury and property damage from exposure to the site. The defendants have moved to dismiss the complaint as to the adult plaintiffs on statute of limitations grounds. A similar action filed in 1984 by approximately 3,000 plaintiffs was resolved by means of a settlement to which Montrose, but not Chris-Craft, contributed monetarily.

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

     Chris-Craft intends vigorously to defend itself in this action. Chris-Craft contends that it is not liable and that it neither owned nor operated the facilities involved, nor did it arrange for the disposal of hazardous substances. Chris-Craft and its predecessors were shareholders of Montrose and provided certain management services to Montrose, as it conducted its operations. Based on the available information, the status of the proceeding, and the applicable legal and accounting standards, Chris-Craft, in reliance among other things on the advice of counsel, believes that it should have no liability (under CERCLA or otherwise) for the operations of Montrose and does not presently consider liability to be "probable." Accordingly, under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," no amount has been reserved for this action in Chris-Craft's financial statements.

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

     If a court ultimately rejected Chris-Craft's defenses in one or more of the foregoing matters, under CERCLA Chris-Craft could be held jointly and severally liable, without regard to fault, for response costs and natural resource damages. A party's ultimate liability at a site generally depends on its involvement at the site, the nature and extent of contamination, the remedy selected, the role of other parties in creating the alleged contamination and the availability of contribution from those parties, as well as any insurance or indemnification agreements which may apply. In most cases, both the resolution of the complex issues involved and any necessary remediation expenditures occur over a number of years. Future legal and technical developments in each of the foregoing matters will be periodically reviewed to determine if an accrual of reserves for possible liability would be appropriate.

    Chris-Craft is a party to various other pending legal proceedings arising in the ordinary course of business. In the opinion of management, after taking into account the opinion of counsel with respect thereto, the ultimate resolution of these other matters will not have a material effect on Chris-Craft's consolidated financial position or results of operations.

Note 10
----------------------------------------------------------------
INDUSTRY SEGMENT INFORMATION:

     In 1998, Chris-Craft adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This table presents Chris-Craft's two reportable segments, the Television Division and the Industrial Division. UPN, which is accounted for on the equity method, is also considered a reportable segment under SFAS
131. However, all required segment information is included in Note 2. The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." See
Note 1.


                                    Deprec-                                    Deferred
                                    iation                                     Tax
                          Operating and      Capital                Investment Assets
(In thousands  Operating  Income    Amort-   Expend-  Segment       in         (Liabil-
of dollars)    Revenues   (Loss)    ization  itures   Assets        UPN        ities)
---------------------------------------------------------------------------------------
Year Ended
December 31,
  1998
Television
  Division     $445,850   $109,299  $21,278  $11,347  $2,199,687(b)  $  615    $(8,305)
Industrial
  Division       21,243      3,642      424    1,119       8,738         -         234
Reconciling
  items (a)        -       (18,271)     386       67      36,998         -      19,512

---------------------------------------------------------------------------------------
               $467,093   $ 94,670  $22,088  $12,533  $2,245,423     $  615    $11,441
=======================================================================================
Year Ended
December 31,
  1997
Television
  Division     $443,499   $113,908  $19,187  $ 7,040  $2,177,679(b)  $1,112    $(4,330)
Industrial
  Division       21,147      2,889      359      747       9,174       -           377
Reconciling
  items (a)        -       (21,272)      22        1      39,576       -        19,306
---------------------------------------------------------------------------------------
               $464,646   $ 95,525  $19,568  $ 7,788  $2,226,429     $1,112    $15,353
=======================================================================================
Year Ended
December 31,
  1996
Television
  Division     $446,292   $115,718  $19,451  $10,144  $2,106,234(b)   $1,394   $20,220
Industrial
  Division       19,403      2,058      305      534       9,269        -          176
Reconciling
 items (a)         -       (14,508)      31      105      21,756        -       15,117
---------------------------------------------------------------------------------------
               $465,695   $103,268  $19,787  $10,783  $2,137,259      $1,394   $35,513
=======================================================================================

(a)  Consists of Corporate Office and subsidiaries not included in Television Division or
Industrial Division.  Related operating loss consists solely of general and administrative expenses and, accordingly, excludes nonoperating income.  Related assets consist primarily of cash and marketable securities.

(b)  Includes marketable securities having an aggregate carrying value of $1,202,070 at December
31, 1998, $1,204,776 at December 31, 1997 and $1,245,241 at December 31, 1996.


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In thousands of
dollars except       First     Second    Third     Fourth
per share data)      Quarter   Quarter   Quarter   Quarter     Year
--------------------------------------------------------------------
Year Ended
 December 31, 1998
Operating revenues  $104,974  $125,685  $107,352  $129,082  $467,093
Operating income       9,340    34,488    24,639    26,203    94,670
Interest and other
  income, net         19,711    20,013    19,983    20,630    80,337
Equity in United
 Paramount
 Network loss        (19,910)  (22,471)  (10,438)  (35,778)  (88,597)
Income before income
 taxes and minority
 interest              9,141    32,030    34,184    11,055    86,410
Net income             1,770    12,122    14,505     1,073    29,470
Earnings per share -
     Basic               .05       .36       .43       .03       .87
     Diluted        $    .04  $    .28  $    .34  $    .02  $    .69
Year Ended
 December 31, 1997
Operating revenues  $106,472  $123,959  $110,907  $123,308  $464,646
Operating income      17,525    29,746    18,809    29,445    95,525
Interest and other
 income, net          19,285    20,374    20,558    20,339    80,556
Equity in United
 Paramount
 Network loss        (17,898)  (16,404)  (19,579)  (33,549)  (87,430)
Gain on change of
 ownership in United
 Paramount Network   152,224      -         -        1,709   153,933
Income before income
 taxes and minority
 interest            171,136    33,716    19,788    17,944   242,584
Net income            75,159    10,031     4,524     3,787    93,501
Earnings per share -
     Basic              2.25       .30       .13       .11      2.78
     Diluted        $   1.77  $    .24  $    .11  $    .09  $   2.20

--------------------------------------------------------------------

SELECTED FINANCIAL DATA

                             As of and for the year ended December 31,
(In thousands of
dollars except per
share data)            1998        1997        1996        1995        1994
-----------------------------------------------------------------------------
Operating revenues $  467,093  $  464,646  $  465,695  $  472,081  $  481,364
=============================================================================
Operating income   $   94,670  $   95,525  $  103,268  $  110,633  $  107,832
Interest and other
 income, net           80,337      80,556      81,879      83,949      59,928
Equity in United
 Paramount Network
 loss                 (88,597)    (87,430)   (146,313)   (129,303)     (3,977)
Gain on change
 of ownership in
 United Paramount
 Network                 -        153,933        -           -           -
Income taxes          (32,500)    (99,600)    (19,500)    (17,600)    (57,300)
Minority interest     (24,440)    (49,483)    (18,522)    (25,714)    (41,742)
-----------------------------------------------------------------------------
    Net income     $   29,470  $   93,501  $      812  $   21,965  $   64,741
=============================================================================
Earnings per share-
     Basic         $      .87  $     2.78  $      .01  $      .66  $     1.94
     Diluted              .69        2.20         .01         .51        1.49
Cash and marketable
 securities         1,415,543   1,501,929   1,395,179   1,523,438   1,520,461
Working capital     1,387,978   1,486,556   1,418,085   1,531,416   1,532,579
Film contract
 rights               123,502     121,977     144,034     145,902     148,473
Investments            69,881      50,130      48,194      10,065       2,838
Total assets        2,245,423   2,226,429   2,137,259   2,203,853   2,232,217
Long-term debt           -           -           -           -           -
Minority interest     479,820     484,268     506,260     560,326     584,202
Shareholders'
 investment        $1,408,469  $1,383,180  $1,288,918  $1,319,020  $1,306,218


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     Chris-Craft's financial position continues to be strong and highly liquid. Consolidated cash and marketable securities totalled $1.42 billion at December 31, 1998, and Chris-Craft has no debt outstanding. Chris-Craft's 79.96% owned television broadcasting subsidiary, BHC Communications, Inc., has expended significant funds developing United Paramount Network since UPN's inception in 1994, but cash flow provided from BHC's operating activities has exceeded such BHC funding of UPN.

     Chris-Craft's operating cash flow is generated primarily by its Television Division's core television station group. Broadcast cash flow reflects station operating income plus depreciation and film contract amortization less film contract payments. The relationship between film contract payments and related amortization may vary greatly between periods (payments exceeded amortization by $12.3 million in 1998 and by $4.3 million in 1997), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. Reflecting such amounts, broadcast cash flow in 1998 declined 8%, while station earnings declined only 2%, as explained below. Although broadcast cash flow is often used in the broadcast television industry as an ancillary measure, it is not synonymous with operating cash flow computed in accordance with generally accepted accounting principles, and should not be considered alone or as a substitute for measures of performance computed in accordance with generally accepted accounting principles.

     Chris-Craft's operating cash flow additionally reflects earnings associated with its cash and marketable securities, most of which are held by BHC. Consolidated cash and marketable securities declined to $1.42 billion at December 31, 1998, from $1.50 billion at December 31, 1997. Such decline occurred despite an increase in operating cash flow, primarily due to the $80.2 million television station acquisition, described below, UPN funding and treasury stock purchases by Chris-Craft and BHC. Operating cash flow in 1998 rose to $167.9 million from $147.4 million in 1997, despite the decline in broadcast cash flow, primarily because the 1997 amount includes income tax payments related to the UPN distribution described below (the distribution is reported as a cash flow from investing activities).

     BHC generates most of Chris-Craft's consolidated cash flow. Parent company obligations consist solely of corporate office expenditures, current and accrued. Most parent company cash flow in recent years has been provided from the receipt by Chris-Craft of its share of special dividends paid by BHC. Special $1.00 per share cash dividends were paid by BHC in February 1999, aggregating $22.5 million, in February 1998, aggregating $22.7 million, and in February 1997, aggregating $23.6 million, with Chris-Craft receiving $18 million of each such amount. BHC plans to consider annually the payment of a special dividend.

     Since April 1990, BHC's Board of Directors has authorized the purchase of up to 7,081,087 Class A common shares. Through December 31, 1998, 6,895,590 shares were purchased, including 226,503 shares in 1998 from United Television, Inc., BHC's 58.5% owned subsidiary, for a total cost of $516.5 million, including $63.0 million in 1998. From January 1, 1996 through December 31, 1998, UTV purchased 462,600 of its common shares at an aggregate cost of $42.6 million, of which $7.0 million was expended in 1998, and, at December 31, 1998, 729,649 UTV shares remained authorized for purchase.

     In January 1998, UTV purchased the assets of UHF television station WHSW, Channel 24, in Baltimore, Maryland for $80.2 million in cash. The station's call letters were changed to WUTB and the station became a UPN affiliate. In 1997, UTV signed a definitive agreement to purchase the assets of WRBW in Orlando, Florida, for approximately $60 million and possible future consideration. UTV expects to use a portion of available cash and marketable securities balances to complete this transaction, which is subject to Federal Communications Commission approval, as well as satisfaction of certain conditions.

     Chris-Craft intends to further expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. Chris-Craft believes it is capable of raising significant additional capital to augment its already substantial financial resources, if desired, to fund such additional expansion.

     In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed UPN, a broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included $155 million in cash (an amount equal to one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest), additional cash available for ongoing UPN expenditures, as well as a non-cash contribution of UPN development costs previously incurred by Viacom. UPN distributed $116.3 million to BHC following the closing and BHC recorded a 1997 pretax gain of $153.9 million on the transaction. BHC and Viacom now share equally in UPN losses and funding requirements. UPN, still in its development, incurred start-up losses of $177.2 million in 1998, $170.2 million in 1997, $146.3 million in 1996 and $129.3 million in 1995, and is expected for the next several years to continue to incur substantial start-up losses and to require significant funding. BHC funding of UPN totalled $88.1 million in 1998.

     Chris-Craft's television stations make commitments for programming that will not be available for telecasting until future dates. At December 31, 1998, commitments for such programming totalled approximately $337.8 million, including $91.2 million applicable to UTV. BHC also has a remaining commitment to invest over time up to $24.6 million, of which $14.8 million is to be invested in management buyout limited partnerships, including $11.0 million applicable to UTV. Chris-Craft capital expenditures generally have not been material in relation to its financial position, and the related capital expenditure commitments at December 31, 1998 (including any related to UPN) were not material. During 1998, Chris-Craft stations began converting to digital television (DTV). The conversion will require the purchase of digital transmitting equipment to telecast over newly assigned frequencies. This conversion is expected to take a number of years and will be subject to competitive market conditions. Chris-Craft expects that its expenditures for UPN, future film contract commitments and capital requirements for its present business, including the cost to convert to DTV, will be satisfied primarily from operations, marketable securities or cash balances.

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

     Chris-Craft has assessed year 2000 issues and believes that such issues will not have a material effect on its business, results of operations, or financial condition and that the estimated compliance cost is immaterial.

     Chris-Craft is subject to certain market risk relating to its marketable securities holdings, which are all held for other than trading purposes. The table below provides information as of December 31, 1998 about the U.S. Government securities which are subject to interest rate sensitivity and the equity securities which are subject to equity market sensitivity.


(In thousands)                            Cost        Fair Value
-------------------------------------------------------------------
U.S. Government securities          $1,093,744        $1,095,373
Equity securities                   $   83,881        $  115,873

     All of Chris-Craft's marketable securities have been categorized as available for sale and are comprised substantially of U.S.
Government securities, 98% of which mature in one year all within 15 months. See Note 1(B).

RESULTS OF OPERATIONS - 1998 VERSUS 1997

     Chris-Craft net income in 1998 declined to $29,470,000, or $.87 per share ($.69 per share diluted), from net income in 1997 of $93,501,000, or $2.78 per share ($2.20 per share diluted). The decline in net income primarily reflects BHC's pretax gain of $153,933,000 recorded on the transaction described above through which BHC reduced its UPN ownership interest to its current 50% from 100%.

     Consolidated operating income declined just slightly, to $94,670,000 from $95,525,000, as a decline in Television Division operating income was nearly offset by a reduction in Chris-Craft corporate office expense and an increase in Industrial Division operating income.

     Television station earnings, after a small loss at recently acquired station WUTB, were $123,123,000, down 2% from 1997 earnings of $125,966,000. Station group earnings in 1998 reflect increased current year and retroactive revenue resulting from a new long-term affiliation agreement at our NBC affiliate. In addition, 1998 station earnings reflect a reduction of approximately $3,300,000 in expense associated with stock price based retirement plans. Total station operating revenues rose slightly, to $436,664,000 from $434,729,000, while same station revenues, reflecting disappointing ratings in several key markets, declined less than 2%, after adjusting for the prior years' network affiliation fees. The decline in station earnings was fully offset by an increase, to $10,202,000 from $7,098,000, in earnings at BHC's television production subsidiaries. However, after WUTB goodwill amortization and a non-recurring severance expense, Television Division operating income in 1998 declined 4%, to $109,299,000 from $113,908,000 in 1997.

     Industrial Division operating income rose 26%, to $3,642,000 from $2,889,000 in 1997. The earnings growth is primarily attributable to significant improvements in profit margins, as operating revenues rose just very slightly, to $21,243,000 from $21,147,000 in 1997. Margins were positively impacted by improvements in manufacturing efficiencies, product quality and mix, and offshore sourcing.

     Chris-Craft corporate office expense declined to $18,271,000 from $21,272,000 in 1997, primarily reflecting a reduction of approximately $4,400,000 in corporate office stock price based retirement plan expense.

     UPN incurred a loss of $177,193,000 in 1998, compared to a loss of $170,197,000 in 1997. The network's cost structure increased due to the expansion of its prime time schedule to five nights a week from three. BHC's 50% share of the loss totalled $88,597,000, compared to its 1997 share of $87,430,000. UPN is still in its development and is expected for the next several years to continue to record substantial start-up losses.

     Interest and other income, which consists mostly of amounts earned on Chris-Craft's consolidated cash and marketable securities holdings, totalled $80,337,000 in 1998, about the same as the $80,556,000 recorded in 1997. The impact of lower interest rates was offset by an increase of approximately $4,200,000 in gains on dispositions of marketable securities, and a decline, to $1,279,000 from $3,383,000 in expense associated with Montrose matters.

     Chris-Craft's effective income tax rate declined to 37.6% in 1998 from 41.1% in 1997, primarily reflecting the realization in 1998 of certain income tax benefits.

     Minority interest reflects the interest of shareholders other than Chris-Craft in the net income of BHC, 79.96% owned by Chris-Craft at December 31,1998, 78.6% owned by Chris-Craft at December 31, 1997 and 75.9% owned by Chris-Craft at December 31, 1996, and the interest of shareholders other than BHC in the net income of UTV, 58.5% owned by BHC at December 31, 1998 and December 31, 1997 and 59.0% owned by BHC at December 31, 1996.

RESULTS OF OPERATIONS - 1997 versus 1996

     Chris-Craft 1997 net income rose to $93,501,000, or $2.78 per share ($2.20 per share diluted), from $812,000, or $.01 per share ($.01 per share diluted), in 1996. The substantial increase in net income was primarily due to the pretax gain of $153,933,000 realized by BHC on Viacom's acquisition of its UPN interest. In addition, the amount of UPN start-up losses included in Chris-Craft's operating results was reduced significantly in 1997, reflecting the reduction, to 50% from 100%, in BHC s ownership interest in UPN.

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

     UPN's start-up loss widened in 1997, to $170,197,000 from $146,313,000 in 1996, mainly due to expenses associated with the expansion of UPN's schedule and with the ongoing development of the network's programming strategy. The UPN loss recorded in Chris-Craft's financial statements nonetheless declined significantly, to $87,430,000 from $146,313,000 in 1996, reflecting the 1997 reduction in BHC's ownership interest.

     Interest and other income declined slightly to $80,556,000 from $81,879,000 in 1996. An increase in interest income was offset by a decline in marketable securities gains and an increase, to $3,383,000 from $1,666,000 in expense related to Montrose matters.

     Chris-Craft's effective income tax rate declined to 41.1% in 1997 from 50.2% in 1996. Nondeductible goodwill amortization had an abnormal impact on Chris-Craft's effective tax rate in 1996 because of the low level of Chris-Craft's pretax earnings.