Form 10-K, Exhibit 13
period 1999-12-31
CHRIS CRAFT INDUSTRIES INC
filed 2000-03-30
CIK 20067

Stock Price, Dividend and Related Information

Chris-Craft Industries, Inc. and Subsidiaries

    Chris-Craft common stock is traded on the New York Stock Exchange and the Pacific Exchange. The high and low sales prices reported in the consolidated transaction reporting system are shown below for the periods indicated. Since Chris-Craft Class B common stock is ordinarily nontransferable, there is no trading market for such class.

                              1999                  1998
                        High       Low        High       Low
---------------------------------------------------------------
First Quarter           48 7/16    41 5/16    59 3/8     49 1/8
Second Quarter          49 3/4     43 7/8     60 3/8     51 1/4
Third Quarter           59 1/2     46         56 15/16   41 1/4
Fourth Quarter          78 1/4     55 7/8     49         39 7/8

    Chris-Craft paid 3% stock dividends on its common stock in April 1999 and April 1998. The Board of Directors plans to continue to consider, on an annual basis, the payment of dividends in common stock. As of February 29, 2000, there were 2,464 holders of record of common stock and 1,528 holders of record of Class B common stock.

Report of Independent Accountants
---------------------------------

1301 Avenue of the Americas
New York, New York 10019


To the Board of Directors and
Shareholders of Chris-Craft Industries, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' investment and cash flows present fairly, in all material respects, the financial position of Chris-Craft Industries, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/  PricewaterhouseCoopers

February 14, 2000, except as to Note 11 which is as of March 20, 2000

Consolidated Statements of Cash Flows
Chris-Craft Industries, Inc. and Subsidiaries

                                            Year ended December 31,
                                         -----------------------------
(In Thousands of Dollars)                1999        1998        1997
----------------------------------------------------------------------
Cash Flows from Operating
 Activities:
  Net income                       $   42,433  $   29,470  $   93,501
  Adjustments to reconcile net
   income to net cash provided from
   operating activities:
    Film contract amortization         99,735      88,507      95,244
    Film contract payments           (100,834)   (100,824)    (99,513)
    Prepaid broadcast rights            -           -          21,114
    Depreciation and other
     amortization                      24,378      22,088      19,568
    Equity in United Paramount
     Network loss                      97,344      88,597      87,430
    Gain on disposition of
     marketable securities            (33,123)     (5,316)     (1,079)
    Gain on change of ownership
     in United Paramount Network        -           -        (153,933)
    Minority interest                  28,303      24,440      49,483
    Other                              (3,482)      2,486       6,044
    Changes in assets and liabilities:
     Accounts receivable              (12,613)      1,090       1,463
     Other assets                      (5,499)      7,271      (7,816)
     Accounts payable and other
      liabilities                      23,479       1,198      14,921
     Income taxes                      (4,056)      8,900      21,004
----------------------------------------------------------------------
       Net cash provided from
        operating activities          156,065     167,907     147,431
----------------------------------------------------------------------
Cash Flows from Investing Activities:
Disposition of marketable
 securities                           463,317     414,133   1,002,103
Purchase of marketable securities    (484,480)   (391,963)   (948,862)
Station acquisitions (includes
 $58,903 and $77,646 of intangible
 assets)                              (61,269)    (80,214)      -
Distribution from United
 Paramount Network                      -           -         116,261
Investment in United
 Paramount Network                   (106,550)    (88,100)    (48,185)
Other investments                     (21,247)    (22,153)     (4,631)
Capital expenditures, net             (20,616)    (12,260)     (7,788)
Other                                  (3,118)     (1,852)     (4,042)
----------------------------------------------------------------------
       Net cash (used in) provided
         from investing activities   (233,963)   (182,409)    104,856
----------------------------------------------------------------------
Cash Flows from Financing Activities:
Capital transactions of
 subsidiaries                          (2,445)    (56,408)   (101,756)
Purchase of treasury stock            (11,145)    (20,171)    (22,449)
Proceeds from exercise of employee
 stock options                          7,020       5,783      14,664
Dividends on preferred stock             (402)       (414)       (420)
----------------------------------------------------------------------
       Net cash used in
        financing activities           (6,972)    (71,210)   (109,961)
----------------------------------------------------------------------
Net (Decrease) Increase in Cash and
 Cash Equivalents                     (84,870)    (85,712)    142,326
----------------------------------------------------------------------
Cash and Cash Equivalents at
 Beginning of Year                    204,297     290,009     147,683
----------------------------------------------------------------------
Cash and Cash Equivalents at
 End of Year                        $ 119,427   $ 204,297   $ 290,009
======================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.


Consolidated Statements of Income
Chris-Craft Industries, Inc. and Subsidiaries

(In thousands except                  Year ended December 31,
 per share data)                   1999        1998        1997

Operating Revenues:
Television revenues              $ 469,347   $ 445,850   $ 443,499
Sales of manufactured products      22,200      21,243      21,147
----------------------------------------------------------------------
                                   491,547     467,093     464,646
----------------------------------------------------------------------
Operating Expenses:
Television expenses                219,936     210,947     212,183
Cost of manufactured
 products sold                      13,833      13,754      14,336
Selling, general and
 administrative                    163,581     147,722     142,602
----------------------------------------------------------------------
                                   397,350     372,423     369,121
----------------------------------------------------------------------
  Operating income                  94,197      94,670      95,525
----------------------------------------------------------------------
Other Income (Expense):
Interest and other income, net     106,183      80,337      80,556
Equity in United Paramount
 Network loss                      (97,344)    (88,597)    (87,430)
Gain on change of ownership
 in United Paramount Network         -           -         153,933
----------------------------------------------------------------------
                                     8,839      (8,260)    147,059
----------------------------------------------------------------------
  Income before provision for
   income taxes and minority
   interest                        103,036      86,410     242,584

Provision for Income Taxes          32,300      32,500      99,600
----------------------------------------------------------------------
  Income before minority
   interest                         70,736      53,910     142,984

Minority Interest                   28,303      24,440      49,483
----------------------------------------------------------------------
  Net income                     $  42,433   $  29,470   $  93,501
======================================================================
Weighted Average Common
 Shares Outstanding                 34,599      34,545      34,432
======================================================================
Earnings per Share:
  Basic                          $    1.21   $     .84   $    2.70
======================================================================
  Diluted                        $     .97   $     .67   $    2.13
======================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

December 31,
(In thousands of dollars)     1999 1998

Assets
------
Current Assets:
  Cash and cash equivalents                 $   119,427   $   204,297
  Marketable securities (substantially
   all U.S. Government securities)            1,240,241     1,211,246
  Accounts receivable, less allowance
   for doubtful accounts of $4,676
   and $4,956                                   102,292        88,382
  Film contract rights                          111,819        99,883
  Prepaid expenses and other current assets      71,316        52,933
---------------------------------------------------------------------
     Total current assets                     1,645,095     1,656,741
---------------------------------------------------------------------

Investments                                     104,176        69,881
---------------------------------------------------------------------

Film Contract Rights, including deposits,
  less estimated portion to be used
  within one year                                39,550        23,619
---------------------------------------------------------------------
Property and Equipment, at cost:
  Land, buildings and improvements               49,559        44,305
  Machinery and equipment                       132,665       115,314
---------------------------------------------------------------------
                                                182,224       159,619
  Less - Accumulated depreciation               117,185       108,040
---------------------------------------------------------------------
                                                 65,039        51,579
---------------------------------------------------------------------

Intangible Assets                               474,846       428,254
---------------------------------------------------------------------

Other Assets                                     17,279        15,349
---------------------------------------------------------------------
                                             $2,345,985    $2,245,423
=====================================================================

                                                   December 31,
                                                 1999        1998
---------------------------------------------------------------------
Liabilities and Shareholders' Investment
----------------------------------------

Current Liabilities:
  Film contracts payable within one year     $  102,737    $   96,595
  Accounts payable and accrued expenses         153,509       130,515
  Income taxes payable                           34,907        41,653
---------------------------------------------------------------------
       Total current liabilities                291,153       268,763
---------------------------------------------------------------------
Film Contracts Payable after One Year            84,372        62,050
---------------------------------------------------------------------

Other Long-Term Liabilities                      25,210        26,321
---------------------------------------------------------------------
Minority Interest                               503,447       479,820
---------------------------------------------------------------------
Commitments and Contingencies (Note 9)

Shareholders' Investment:
  Cumulative preferred stock -
    Prior preferred stock - $1.00 dividend;
     stated at liquidating value of $21.50
     per share; currently authorized 73,399
     shares; outstanding 73,399 shares           1,578          1,578
    Convertible preferred stock - $1.40
     dividend; stated at $17.50 per
     share; currently authorized 234,374
     shares; outstanding 234,374 and
     235,935 shares (liquidating value
     $23.00 per share, aggregating $5,391)       4,102          4,129
    Class B common stock - par value $.50
     per share; currently authorized
     50,000,000 shares; outstanding
     7,997,292 and 8,127,937 shares              3,999          4,064
    Common stock - par value $.50 per share;
     currently authorized 100,000,000
     shares; outstanding 25,781,763
     and 24,556,196 shares                      13,682         13,069
    Capital surplus                            420,390        376,375
    Retained earnings                          991,398        993,184
    Accumulated other comprehensive
     income                                      6,654         16,070
---------------------------------------------------------------------
                                             1,441,803      1,408,469
---------------------------------------------------------------------
                                            $2,345,985     $2,245,423

The accompanying notes to consolidated financial statements are an integral part of these statements.



Consolidated Statements of Shareholders' Investment
                                                                                     Dollar
                                                                          Treasury   Amount
                                                 Outstanding Shares        Shares  (In thousands)

                                           Class B     $1.00     $1.40               Common
                                Common     Common    Preferred  Preferred  Common    Stocks
Balance at
 December 31, 1996             22,472,409  7,870,807    73,399   253,195     -       $15,962
Comprehensive income:
  Net income                        -          -         -         -         -         -
  Other comprehensive income:
  Unrealized net gain on
    securities (net of tax
    of $4,668)                      -          -         -         -         -         -
  Reclassification adjustment
   (net of tax of $397)             -          -         -         -         -         -
  Other comprehensive income,
    net of tax                      -          -         -         -         -         -
Total comprehensive income          -          -         -         -         -         -
Capital transactions
  of subsidiaries                   -          -         -         -         -         -
Dividends on preferred stock        -          -         -         -         -         -
Common stock dividend - 3%        676,458    238,283     -         -         -         457
Conversion of preferred stock     103,482    108,335     -       (6,594)     -         106
Conversion of Class B
 common stock                     287,041   (287,041)    -         -         -         -
Stock options, including
 related tax benefits             599,125      -         -         -         -         300
Acquisition of
 treasury stock                    -           -         -         -    (486,500)      -
Retirement of treasury stock    (486,500)      -         -         -     486,500      (243)
-------------------------------------------------------------------------------------------
Balance at
  December 31, 1997           23,652,015  7,930,384   73,399   246,601       -      16,582
Comprehensive income:
   Net income                      -           -         -         -         -         -
   Other comprehensive income:
    Unrealized net gain on
      securities (net of tax
      of $8,954)                   -           -         -         -         -         -
    Reclassification
     adjustment (net of
     tax of $1,887)                -           -         -         -         -         -
    Other comprehensive
     income, net of tax            -           -         -         -         -         -

Total comprehensive income         -           -         -         -         -         -
Capital transactions of
 subsidiaries                      -           -         -         -         -         -
Dividends on preferred stock       -           -         -         -         -         -
Common stock dividend - 3%       708,435    237,302      -         -         -        473
Conversion of preferred stock    151,109    209,566      -      (10,666)     -        180
Conversion of Class B common
 stock                           249,315   (249,315)     -         -         -         -
Stock options, including
 related tax benefits            190,722       -         -         -         -        96
Acquisition of treasury stock       -          -         -         -     (395,400)     -
Retirement of treasury stock    (395,400)      -         -         -      395,400    (198)
-------------------------------------------------------------------------------------------
Balance at
  December 31, 1998           24,556,196  8,127,937   73,399    235,935      -     17,133
Comprehensive income:
  Net income                        -          -         -         -         -       -
  Other comprehensive income:
   Unrealized net gain on
    securities (net of tax
    of $4,810)                      -          -         -         -         -       -
   Reclassification
    adjustment (net of tax
    of $11,020)                     -          -         -         -         -       -
   Other comprehensive
    income, net of tax              -          -         -         -         -       -
Total comprehensive income          -          -         -         -         -       -
Capital transactions of
 subsidiaries                       -          -         -         -         -       -
Dividends on preferred stock        -          -         -         -         -       -
Common stock dividend - 3%      733,553     242,313      -         -         -      488
Conversion of preferred stock    54,232          46      -      (1,561)      -       27
Conversion of Class B
 common stock                   373,004    (373,004)     -         -         -       -
Stock options, including
 related tax benefits           310,278        -         -         -         -      155
Acquisition of treasury stock      -           -         -         -     (245,500)   -
Retirement of treasury stock   (245,500)       -         -         -      245,500  (122)
-------------------------------------------------------------------------------------------
Balance at
 December 31, 1999           25,781,763   7,997,292   73,399    234,374      -    $17,681



                                                 Dollar Amount (In thousands)

                                                                       Accumulated
                                                                         Other
                             Preferred  Capital  Retained  Treasury   Comprehensive Comprehensive
                              Stocks    Surplus  Earnings    Stock       Income         Income
Balance at
 December 31, 1996             $6,009  $311,623  $954,048     $  -        $1,276
Comprehensive income:
  Net income                      -         -      93,501        -            -       $93,501
  Other comprehensive income:                                                         -------
  Unrealized net gain on
    securities (net of tax
    of $4,668)                    -         -         -          -            -         5,537
  Reclassification adjustment
   (net of tax of $397)           -         -         -          -            -          (448)
  Other comprehensive income,                                                         -------
    net of tax                    -         -         -          -         5,089        5,089
                                                                                      -------
Total comprehensive income        -         -         -          -            -       $98,590
                                                                                      =======
Capital transactions
  of subsidiaries                 -        714        -          -            -
Dividends on preferred stock      -         -        (420)       -            -
Common stock dividend - 3%        -     36,288    (36,745)       -            -
Conversion of preferred stock     (116)      8        -          -            -
Conversion of Class B
 common stock                     -         -         -          -            -
Stock options, including
 related tax benefits             -     17,976        -          -            -
Acquisition of
 treasury stock                   -         -         -       (22,896)        -
Retirement of treasury stock      -    (22,653)       -        22,896         -
-----------------------------------------------------------------------------------
Balance at
  December 31, 1997             5,893    343,956  1,010,384      -         6,365
Comprehensive income:
   Net income                    -          -        29,470      -          -       $29,470
   Other comprehensive income:                                                      -------
    Unrealized net gain on
      securities (net of tax
      of $8,954)                 -          -          -         -          -        12,199
    Reclassification
     adjustment (net of
     tax of $1,887)              -          -          -         -          -        (2,494)
    Other comprehensive                                                             -------
     income, net of tax          -          -          -         -         9,705      9,705
                                                                                    -------
Total comprehensive income       -          -          -         -          -       $39,175
                                                                                    =======
Capital transactions of
 subsidiaries                    -         (924)       -         -          -
Dividends on preferred stock     -          -         (414)      -          -
Common stock dividend - 3%       -       45,783    (46,256)      -          -
Conversion of preferred stock   (186)         6        -         -          -
Conversion of Class B common
 stock                           -          -          -         -          -
Stock options, including
 related tax benefits            -        6,877        -         -          -
Acquisition of treasury stock    -          -          -      (19,521)      -
Retirement of treasury stock     -      (19,323)       -       19,521       -
Balance at
  December 31, 1998           5,707     376,375     993,184       -       16,070
Comprehensive income:
  Net income                     -         -         42,433       -         -        $42,433
  Other comprehensive income:                                                        -------
   Unrealized net gain on
    securities (net of tax
    of $4,810)                   -         -          -           -         -          7,187
   Reclassification
    adjustment (net of tax
    of $11,020)                  -         -          -           -         -        (16,603)
   Other comprehensive                                                               -------
    income, net of tax           -         -          -           -       (9,416)     (9,416)
                                                                                     -------
Total comprehensive income       -         -          -           -         -        $33,017
                                                                                     =======
Capital transactions of
 subsidiaries                    -        1,474       -           -         -
Dividends on preferred stock     -         -         (402)        -         -
Common stock dividend - 3%       -       43,328   (43,817)        -         -
Conversion of preferred stock    (27)      -          -           -         -
Conversion of Class B
 common stock                    -         -          -           -         -
Stock options, including
 related tax benefits            -       10,236       -           -         -
Acquisition of treasury stock    -         -          -        (11,145)     -
Retirement of treasury stock     -      (11,023)      -         11,145      -
------------------------------------------------------------------------------------
Balance at
 December 31, 1999            $5,680   $420,390   $991,398    $   -       $6,654
====================================================================================
The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements
Chris-Craft Industries, Inc. and Subsidiaries
---------------------------------------------

NOTE 1
--------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(A)   BUSINESS AND BASIS OF PRESENTATION

     Chris-Craft's primary business is television broadcasting, conducted through its majority owned (80.0% at December 31, 1999 and 79.96% at December 31, 1998) television broadcasting subsidiary, BHC Communications, Inc. BHC wholly owned subsidiaries operate three television stations, and BHC's majority owned (58.1% at December 31, 1999 and 58.5% at December 31, 1998) subsidiary, United Television, Inc. (UTV), operates seven television stations, one of which was acquired in July 1999.

     BHC accounts for its interest in the partnership that operates the United Paramount Network (UPN), a broadcast television network which premiered in January 1995, under the equity method. BHC recorded 100% of UPN's start-up losses from the network's 1994 inception through January 15, 1997, when Viacom Inc. completed its acquisition of a 50% interest in the partnership. Thereafter, BHC has recorded 50% of UPN's start-up losses. On March 20, 2000, BHC elected to sell its 50% interest in UPN to Viacom, and expects to close the transaction by March 31, 2000. As a result of the sale, BHC will have no further ownership interest in the network or obligation to fund UPN's operations. See Note 11.

     The accompanying consolidated financial statements include the accounts of Chris-Craft and its subsidiaries, after elimination of all significant intercompany accounts and transactions. The pro rata interests of BHC and UTV minority shareholders in the net income and net assets of BHC and UTV are set forth as Minority Interest in the Consolidated Statements of Income and Consolidated Balance Sheets, respectively. Chris-Craft has elected to present Comprehensive Income in the Consolidated Statements of Shareholders' Investment. Such amounts have been presented net of income taxes and minority interests. Preparation of financial statements in accordance with generally accepted accounting principles requires the use of management estimates and assumptions. Actual results could differ. Certain prior year amounts have been restated to conform with the 1999 presentation.
(B)   FINANCIAL INSTRUMENTS

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

                                   Gross Unrealized
                                 ------------------
(In thousands)           Cost      Gains     Losses    Fair Value
-----------------------------------------------------------------
December 31, 1999:
  U.S. Government
     securities      $1,149,089    $    35  $ 2,520    $1,146,604
  Other                  75,342     21,090    2,795        93,637
-----------------------------------------------------------------
                     $1,224,431    $21,125  $ 5,315    $1,240,241
=================================================================

                                   Gross Unrealized
                                  -----------------
(In thousands)           Cost      Gains     Losses    Fair Value
-----------------------------------------------------------------
December 31, 1998:
  U.S. Government
     securities      $1,093,744   $  1,656   $   27    $1,095,373
  Other                  83,881     33,034    1,042       115,873
-----------------------------------------------------------------
                     $1,177,625   $ 34,690   $1,069    $1,211,246
=================================================================

     Of the U.S. Government securities held at December 31, 1999, 98% mature within one year and all within 16 months.

     Certain additional information related to Chris-Craft's marketable securities as of and for the years ended December 31, 1999, 1998 and 1997 is as follows:

(In thousands)                  1999          1998         1997
------------------------------------------------------------------
Sales proceeds             $   463,317   $   414,133   $ 1,002,103
Realized gains                  33,153         6,018         1,256
Realized losses                     30           702           177
Net unrealized gain             15,810        33,621        13,780
Adjustment for unrealized
 gain, net of deferred
 income taxes and minority
 interests                  $    6,654   $    16,070   $     6,365
==================================================================


     For purposes of computing realized gains and losses, cost was determined using the specific identification method.

(C)   FILM CONTRACTS

     Chris-Craft's television stations own film contract rights which allow generally for limited showings of films and syndicated programs. Film contract rights and related liabilities are recorded when the programming becomes available for telecasting.

     Contracts are amortized over the estimated number of showings, using primarily accelerated methods as films are used, based on management's estimates of the flow of revenue and the ultimate total cost for each contract. In the opinion of management, future revenue derived from airing programming will be sufficient to cover related unamortized rights balances at December 31, 1999. The estimated costs of recorded film contract rights to be charged to income within one year are included in current assets; payments on such contracts due within one year are included in current liabilities. The approximate future maturities of film contracts payable after one year at December 31, 1999 are $45,997,000, $26,548,000, $11,331,000 and $496,000 in
2001, 2002, 2003 and thereafter, respectively. The net present value at December 31, 1999 of such payments, based on an 8.5% discount rate, was approximately $68,400,000. See Note 9.

(D)   DEPRECIATION AND AMORTIZATION

     Depreciation of property and equipment is generally provided on the straight-line method over the estimated useful lives of the assets, ranging from three to 40 years, except that leasehold improvements are amortized over the lives of the respective leases, if shorter.

(E)   INTANGIBLE ASSETS

     Intangible assets reflect the excess of the purchase prices of businesses acquired over net tangible assets at dates of acquisition. The carrying values of such intangibles as of December 31, 1999 and 1998 are as follows:

(In thousands)                          1999             1998
-------------------------------------------------------------------
Television Division                   $474,072         $427,480
Industrial Division                        774              774
-------------------------------------------------------------------
                                      $474,846         $428,254
===================================================================

     Television Division amounts primarily relate to television station WWOR, which was acquired in 1992, and television stations WRBW and WUTB, the assets of which were acquired in 1999 and 1998, respectively, and are being amortized on a straight-line basis over 40-year periods. Accumulated amortization of intangible assets totalled $90,650,000 at December 31, 1999 and $77,342,000 at December 31, 1998. Intangible assets at December 31, 1999 include goodwill totalling $56,652,000 resulting from purchases by BHC of its own shares at prices greater than net book value.

(F)   REVENUE RECOGNITION AND BARTER TRANSACTIONS

     Revenue is recognized upon broadcast of television advertising and upon shipment of manufactured products. The estimated fair value of goods or services received by Chris-Craft's television stations in barter (nonmonetary) transactions, most of which relate to the acquisition of programming, is recognized as revenue when the air time is used by the advertiser. Barter revenue totalled $44,222,000 in 1999, $47,654,000 in 1998 and $43,944,000 in 1997. Barter expense in each year approximated barter revenue.

(G)   EARNINGS PER SHARE

     Earnings per share amounts have been computed as follows:

                                            Year ended December 31,
(In thousands except per share data)       1999      1998      1997
---------------------------------------------------------------------
Basic -
Net income                                $42,433   $29,470   $93,501
Less: Preferred stock dividends              (402)     (410)     (420)
---------------------------------------------------------------------
  Income available to common shareholders $42,031   $29,060   $93,081
=====================================================================
Weighted average common shares
 outstanding                               34,599    34,545    34,432
=====================================================================
  Basic per share amount                  $  1.21   $   .84   $  2.70
=====================================================================

                                            Year ended December 31,
(In thousands except per share data)       1999      1998      1997
---------------------------------------------------------------------
Diluted -
Income available to common
  shareholders                            $42,031   $29,060   $93,081
Effect of dilutive securities -
  Convertible preferred stock dividend        329       337       347
  Dilution of UTV net income from UTV
    stock options                             (76)      (82)     (138)
---------------------------------------------------------------------
    Income available assuming dilution    $42,284   $29,315   $93,290
=====================================================================
Weighted average common shares
 outstanding                               34,599    34,545   34,432

Effect of dilutive securities -
  Convertible preferred stock               8,442     8,707    8,900
  Stock options                               483       312      365
---------------------------------------------------------------------
Weighted average shares
   outstanding assuming dilution           43,524    43,564    43,697
=====================================================================
    Diluted per share amount              $   .97   $   .67   $  2.13
=====================================================================

     Amounts give retroactive effect to all stock dividends declared through March 16, 2000. See Note 11. All securities which could dilute per share amounts are included in the computation of diluted earnings per share.

(H)   STOCK-BASED COMPENSATION

     Chris-Craft has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to
Employees." See Note 6.

(I) SUPPLEMENTAL CASH FLOW INFORMATION AND DISCLOSURE OF NONCASH INVESTING ACTIVITIES

     Cash paid for income taxes totalled $36,100,000 in 1999, $30,600,000 in 1998 and $79,400,000 in 1997.

     The 1997 distribution from UPN to BHC was net of approximately $38,800,000, representing additional BHC capital contributions.

NOTE 2
---------------------------------------------------------------------
UNITED PARAMOUNT NETWORK:

     In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed the United Paramount Network, a broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. The option price included approximately one-half of BHC's aggregate cash contributions to UPN through the exercise date, plus interest, and additional cash available for ongoing UPN expenditures. UPN distributed $116,261,000 to BHC pursuant to the option exercise, and BHC realized a 1997 pretax gain on the exercise of $153,933,000. On March 20, 2000, BHC elected to sell its 50% interest in UPN to Viacom, and expects to close the transaction by March 31, 2000. As a result of the sale, BHC will have no further ownership interest in the network or obligation to fund UPN's operations. See Note 11.

     UPN has been organized as a partnership, and BHC's partnership interest is accounted for under the equity method. The carrying value of such interest, which reflects BHC funding of $106,550,000 in 1999 and $88,100,000 in 1998, and BHC's pro rata share of UPN losses in those years, totalled $9,821,000 at December 31, 1999 and $615,000 at December 31, 1998, and is included in Investments on the accompanying Consolidated Balance Sheets. Condensed consolidated financial statements of UPN are as follows:

BALANCE SHEETS
                                                 December 31,
(In thousands)                              1999           1998
---------------------------------------------------------------------
Current assets                           $   85,531     $   92,934
Other assets                                 30,826         27,305
---------------------------------------------------------------------
                                         $  116,357     $  120,239
=====================================================================
Current liabilities                      $   96,715     $  119,008
Partners' capital                            19,642          1,231
---------------------------------------------------------------------
                                         $  116,357     $  120,239
=====================================================================

STATEMENTS OF OPERATIONS

                                        Year ended December 31,
(In thousands)                      1999        1998        1997
---------------------------------------------------------------------
Operating revenues*               $ 134,127   $  96,401   $  89,997
Operating expenses*                 325,845     275,165     261,962
---------------------------------------------------------------------
   Operating loss                  (191,718)   (178,764)   (171,965)
Other income (expense), net          (2,970)      1,571       1,768
---------------------------------------------------------------------
   Net loss                       $(194,688)  $(177,193)  $(170,197)
=====================================================================
* With respect to certain of its programming, through August 31, 1997 UPN derived no revenue and incurred no programming expense.

     The following information as it relates to UPN is provided in accordance with Statement of Financial Accounting Standards (SFAS)
131. See Note 11.

                                        Year ended December 31,
(In thousands)                       1999        1998        1997
---------------------------------------------------------------------
Depreciation and amortization      $   751     $ 2,069     $ 1,794
Capital expenditures               $   454     $ 1,565     $   467

NOTE 3
---------------------------------------------------------------------
ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     Accounts payable and accrued expenses consist of the
following:
                                               December 31,
(In thousands)                              1999          1998
---------------------------------------------------------------------
Accounts payable                         $   9,830     $   7,757
Accrued expenses -
  Payroll and compensation                  76,189        63,011
  Deferred barter revenue                   39,754        38,824
  Other                                     27,736        20,923
---------------------------------------------------------------------
                                         $ 153,509     $ 130,515
=====================================================================

NOTE 4
---------------------------------------------------------------------
SHAREHOLDERS' INVESTMENT:

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

     So long as any Class B common stock is outstanding, each share of $1.40 convertible preferred stock will entitle the holder on November 10, 1986, or Permitted Transferees, to convert such share of $1.40 convertible preferred stock into 11.62760 shares of common stock and
23.25520 shares of Class B common stock, and to 243.6 votes (11.97643, 23.95286 and 252.0, respectively, as adjusted for the 2000 stock dividend. See Note 11). The foregoing special conversion and voting rights will be available to holders of $1.40 convertible preferred stock transferred after November 10, 1986 only under the same circumstances as those in which the Class B common stock is transferable. Each share of $1.40 convertible preferred stock transferred after November 10, 1986 entitles its holder (other than a Permitted Transferee) to convert such share into 34.88280 shares of common stock and 34.9 votes (35.92929 and 35.9, respectively, as adjusted for the 2000 stock dividend. See Note 11).

     Chris-Craft, from time to time, has purchased shares of its capital stock, including 1999 purchases of 245,500 shares of common stock. At December 31, 1999, 586,602 shares of common stock and 12,899 shares of $1.00 prior preferred stock remained authorized for purchase.

     As of December 31, 1999, shares of Chris-Craft's authorized but unissued common stock were reserved for issuance as follows:

                                                         Shares
---------------------------------------------------------------------
Conversion of Class B common stock                      7,997,292
Conversion of $1.40 convertible preferred stock*        8,175,621
Stock options (including options outstanding
  for 3,657,942 shares)                                 5,027,596
---------------------------------------------------------------------
                                                       21,200,509
=====================================================================
  * Including Class B common shares.

NOTE 5
---------------------------------------------------------------------
CAPITAL TRANSACTIONS OF SUBSIDIARIES:

     BHC had outstanding, at December 31, 1999, 4,511,605 shares of Class A common stock and 18,000,000 shares of Class B common stock. Chris-Craft owns all outstanding Class B common shares and 10,000 Class A common shares, which represented 80% of BHC's then outstanding equity and 97.6% of BHC's voting power. From January 1990, when BHC became a public company and was 60% owned by Chris-Craft, through December 31, 1998, BHC purchased 6,895,590 shares of its Class A common stock, including 226,503 from UTV in 1998, at an aggregate cost of $516,503,000. BHC treasury stock expenditures totalled $46,305,000 in 1998 and $95,408,000 in 1997. No additional shares were acquired by BHC during 1999. At December 31, 1999, 185,497 Class A common shares remained authorized for purchase.

     UTV has also acquired its own shares, expending $828,000 in 1999, $7,010,000 in 1998 and $2,755,000 in 1997, and received proceeds of
$4,849,000 in 1999, $3,579,000 in 1998 and $3,939,000 in 1997 from the exercise of stock options.

     Such transactions, together with BHC special dividends of $1.00 per share in 1999, 1998 and 1997, and UTV dividends of $.50 per share in 1999, 1998 and 1997, are reflected in the accompanying Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders' Investment under the caption Capital transactions of subsidiaries, net of intercompany eliminations and minority interests.

NOTE 6
---------------------------------------------------------------------
STOCK OPTIONS:

     Under the 1999 Management Incentive Plan, adopted by Chris-Craft shareholders in May 1999, options (including Incentive Stock Options) to purchase shares of common stock may be granted from time to time to employees of Chris-Craft and its subsidiaries, at prices not less than the fair market value at date of grant. The 1999 Plan replaced a similar plan, the 1994 Plan, which was terminated with respect to the grant of additional options when the 1999 Plan became effective. Options under the 1999 Plan are exercisable in 50% installments commencing four years from date of grant. Options under the 1994 Plan are exercisable in cumulative annual installments of 33 1/3% commencing one year from date of grant. Options expire over a period determined by the Plan Committees, which may not exceed ten years from date of grant. Options currently outstanding expire either five or ten years from date of grant.

     Both the 1999 Plan and the 1994 Plan permit the Plan Committees to award stock appreciation rights to holders of options granted under the Plans. Such rights entitle the holders, in lieu of exercising their options, to receive payment from Chris-Craft in cash, stock or a combination thereof, equal to the greater of the appreciation in market value or book value of the shares covered by exercisable options. No stock appreciation rights have been awarded under either Plan.

     Transactions under the two Plans during the three years ended December 31, 1999 were as follows:

(In thousands of dollars     Shares under  Weighted Average
 except per share data)         Option      Exercise Price     Total
---------------------------------------------------------------------
Outstanding,
  December 31, 1996            1,644,337       $30.83      $  50,693
Increase to reflect
  3% stock dividend               47,694          -             -
Exercised                       (639,900)      $27.06        (17,317)
Cancelled                         (1,620)      $33.95            (55)
---------------------------------------------------------------------
Outstanding,
  December 31, 1997            1,050,511       $31.72         33,321
Increase to reflect
  3% stock dividend               30,333          -             -
Granted                          122,500       $51.31          6,285
Exercised   (174,571)   $31.21   (5,449)
---------------------------------------------------------------------
Outstanding,
  December 31, 1998           1,028,773        $33.20         34,157
Increase to reflect
  3% stock dividend              76,300           -             -
Granted                       2,716,800        $51.14        138,947
Exercised                      (364,618)       $30.78        (11,222)
Cancelled                        (7,897)       $49.89           (394)
---------------------------------------------------------------------
Outstanding,
  December 31, 1999           3,449,358        $46.82       $161,488
=====================================================================

     Of the 3,449,358 shares under option under the above Plans at December 31, 1999, 608,246 are currently exercisable at $29.65 to $49.82 per share and expire from June 14, 2003 through April 27, 2004. The remaining 2,841,112 at $42.11 to $57.50 per share expire from June 14, 2003 to September 27, 2009. At December 31, 1999, options for 1,300,000 shares were available for grant under the 1999 Plan.

     Chris-Craft received 83,310 common shares in 1999, 7,396 common shares in 1998 and 74,867 common shares in 1997 as partial payment of exercised options.

     Under the 1994 Director Stock Option Plan, a fixed number of immediately exercisable options to purchase shares of common stock are granted annually to each nonemployee director of Chris-Craft, at prices equal to fair market value at date of grant. The 1994 Director Stock Option Plan replaced a similar plan which has been terminated with respect to the grant of additional options. Transactions under the two Plans during the three years ended December 31, 1999, were as follows:

(In thousands of dollars   Shares under  Weighted Average
 except per share data)      Option       Exercise Price     Total
---------------------------------------------------------------------
Outstanding,
  December 31, 1996           145,630         $34.36       $ 5,004
Increase to reflect
   3% stock dividend            4,358            -            -
Granted                        43,704         $42.88         1,873
Exercised                     (34,092)        $29.10          (992)
---------------------------------------------------------------------
Outstanding,
  December 31, 1997           159,600         $36.87         5,885
Increase to reflect
   3% stock dividend            4,597            -            -
Granted                        45,008          $56.50        2,542
Exercised                     (23,547)         $31.46         (741)
---------------------------------------------------------------------
Outstanding,
  December 31, 1998           185,658          $41.40        7,686
Increase to reflect
   3% stock dividend            5,544             -           -
Granted                        46,352          $47.00        2,178
Exercised                     (28,970)         $29.66         (859)
---------------------------------------------------------------------
Outstanding,
  December 31, 1999           208,584          $43.17       $9,005
=====================================================================

     Of the 208,584 shares under option under the 1994 Director Stock Option Plan at December 31, 1999, 115,880 are currently exercisable at $29.99 to $40.41 per share and expire from April 26, 2000 through May 5, 2002. The remaining 92,704 are currently exercisable at $47.00 to $54.85 per share and expire from May 2, 2003 to May 3, 2004. At December 31, 1999, options for 69,654 shares were available for grant under this Plan.

     UTV also maintains stock option plans, and has chosen, like Chris-Craft, to continue to account for stock-based compensation using the intrinsic value method. If Chris-Craft and UTV had elected to recognize compensation expense based upon the fair value at the grant date for awards under their plans using the methodology prescribed by SFAS 123, Chris-Craft net income and earnings per share would have been the pro forma amounts as follows:
(In thousands except per                Year ended December 31,
share amounts)                        1999       1998       1997
---------------------------------------------------------------------
Net income:
  As reported                       $42,433     $29,470     $93,501
  Pro forma                         $37,608     $28,975     $92,855
Earnings per share:
  Basic -
    As reported                     $  1.21     $   .84     $  2.70
    Pro forma                       $  1.08     $   .83     $  2.68
  Diluted -
    As reported                     $   .97     $   .67     $  2.13
    Pro forma                       $   .86     $   .66     $  2.12
======================================================================

     These pro forma amounts may not be representative of the pro forma effect on net income in future years, since the estimated fair value of stock options is amortized over the vesting period, pro forma compensation expense related to grants made prior to 1995 is not considered and additional options may be granted in future years.

     The weighted average fair values of Chris-Craft options granted during 1999, 1998 and 1997 were $11.10, $12.24 and $13.16 per share, respectively, at dates of grant. The fair values of options were estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 1999, 1998 and 1997, respectively: dividend yields of zero for all periods; expected volatility of 17.6%, 15.6% and 16.3%; risk free interest rates of 5.1%, 5.4% and 6.4%; and expected option life of 3.5, 3.9 and 5 years for 1999, 1998 and for 1997.

NOTE 7
---------------------------------------------------------------------
RETIREMENT PLANS:

     Chris-Craft and UTV maintain noncontributory defined benefit pension plans covering substantially all their employees. Benefits accrue annually based on compensation paid to participants each year. The funding policy is to contribute annually to the plans amounts sufficient to fund current service costs and to amortize any unfunded accrued liability over periods not to exceed 30 years.

     The estimated funded status of the Chris-Craft and UTV plans, including amounts accrued in the nonqualified plans, was as follows:



      December 31,
(In thousands)                                  1999        1998
---------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year      $ 59,181     $49,681
  Service cost                                  4,065       4,187
  Interest cost                                 3,931       3,574
  Actuarial (gain)/loss                        (7,825)      2,156
  Amendments                                     -            471
  Benefits paid                                (2,430)       (888)
---------------------------------------------------------------------
Benefit obligation at end of year              56,922      59,181
---------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning
 of year                                       37,219      32,633
  Actual return on plan assets                  3,082       3,649
  Employer contributions                        4,139       1,825
  Benefits paid                                (2,430)       (888)
---------------------------------------------------------------------
Fair value of plan assets at end of year       42,010      37,219
Plan assets less than projected
  benefit obligation                          (14,912)    (21,962)
Unrecognized initial net asset                    (34)        (84)
Unrecognized prior service cost                   699         746
Unrecognized net actuarial gain                (9,308)     (1,313)
---------------------------------------------------------------------
Pension liability                            $(23,555)   $(22,613)
=====================================================================

     Pension expense, including amounts accrued in Chris-Craft and UTV nonqualified plans for retirement benefits in excess of statutory limitations, was as follows:

                                          Year ended December 31,
(In thousands)                          1999      1998        1997
---------------------------------------------------------------------
Service cost                          $ 4,065    $ 4,187    $ 3,837
Interest cost                           3,931      3,574      3,122
Expected return on plan assets         (2,912)    (2,533)    (2,264)
Amortization:
  Initial unrecognized net asset          (50)       (50)       (50)
  Prior service cost                       48         47         12
  Actuarial loss/(gain)                    -          (9)        22
---------------------------------------------------------------------
Net periodic pension cost             $ 5,082    $ 5,216    $ 4,679
=====================================================================

     Assumptions used in accounting for pension plans for each year are as follows:

                                              1999    1998    1997
---------------------------------------------------------------------
Discount rate at end of year                  7.50%   6.75%   7.25%
Rate of increase in future compensation
 levels                                       4.00%   4.00%   4.50%
Expected long-term rate of return on assets   7.75%   7.75%   7.75%

     The accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the above plans that had an accumulated benefit obligation in excess of the fair value of plan assets were $10,456,000, $13,972,000 and $0, respectively, at December 31, 1999, and $27,464,000, $35,883,000 and $14,973,000, respectively, at December 31, 1998.

     Chris-Craft and certain of its subsidiaries maintain other retirement plans, primarily stock purchase and profit sharing plans. The aggregate costs of such plans, including related amounts accrued in the nonqualified plans referred to above, were $18,263,000 in 1999, $8,931,000 in 1998 and $16,936,000 in 1997.

NOTE 8
INCOME TAXES:
---------------------------------------------------------------------

     Income taxes are provided in the accompanying Consolidated Statements of Income as follows:
                                         Year ended December 31,
(In thousands)                          1999      1998      1997
---------------------------------------------------------------------
Current:
    Federal                            $29,300   $24,300   $63,000
    State                               10,000     8,500    18,600
---------------------------------------------------------------------
                                        39,300    32,800    81,600
---------------------------------------------------------------------
Deferred:
    Federal                             (7,200)     (800)   17,900
    State                                  200       500       100
---------------------------------------------------------------------
                                        (7,000)     (300)   18,000
---------------------------------------------------------------------
                                       $32,300   $32,500   $99,600
=====================================================================

     Differences between income taxes at the federal statutory income tax rate and total income taxes provided are as follows:

                                         Year ended December 31,
(In thousands)                           1999     1998      1997
---------------------------------------------------------------------
Taxes at federal statutory rate        $36,063   $30,244   $84,904
State income taxes, net                  6,630     5,850    12,155
Amortization of intangible assets        3,626     3,250     3,127
Dividend from BHC                        1,260     1,260     1,260
Reversal of valuation allowance         (8,973)     -         -
Realization of tax benefit              (6,500)   (8,500)     -
Other                                      194       396    (1,846)
---------------------------------------------------------------------
                                       $32,300   $32,500   $99,600
=====================================================================

    Deferred tax assets and deferred tax liabilities reflect the tax effect of the following differences between financial statement carrying amounts and tax bases of assets and liabilities:

                            December 31,
(In thousands)         1999   1998
---------------------------------------------------------------------
Accrued liabilities not deductible until paid   $36,759   $32,816
Film contract rights                              8,254     8,325
Tax credit and loss carryforwards                 2,947     9,314
Other                                               205       168
---------------------------------------------------------------------
                                                 48,165    50,623
Valuation allowance                                -       (8,973)
---------------------------------------------------------------------
    Deferred tax assets, net                     48,165    41,650
---------------------------------------------------------------------
Investments                                     (12,402)  (14,179)
Other intangibles                                (3,324)   (1,589)
Property and equipment                           (2,259)   (2,422)
SFAS 115 adjustment                              (5,809)  (12,019)
---------------------------------------------------------------------
    Deferred tax liabilities                    (23,794)  (30,209)
---------------------------------------------------------------------
      Net deferred tax assets                   $24,371   $11,441
=====================================================================

     The valuation allowance reflected the uncertainty with respect to the realization of future tax benefits relating to certain tax carryforwards and future dispositions of certain investments having tax bases greater than related financial statement carrying amounts. This valuation allowance was reversed in 1999 as the uncertainty was removed when BHC became a member of the Chris-Craft affiliated group.

     Tax benefits of $3,371,000, $1,189,000 and $3,612,000 arising from the exercise of employee stock options were credited to capital surplus in 1999, 1998 and 1997, respectively.

NOTE 9
COMMITMENTS AND CONTINGENCIES:
---------------------------------------------------------------------
     The aggregate amount payable by Chris-Craft's television stations under contracts for programming not currently available for telecasting and, accordingly, not included in film contracts payable and the related contract rights in the accompanying Consolidated Balance Sheets totalled $278,000,000 at December 31, 1999 (including $78,300,000 applicable to UTV).

     At December 31, 1999, UTV remains obligated for possible future consideration relating to the purchase of WRBW of up to $25,000,000.

     In April 1999, a jury awarded damages totalling $7.3 million (approximately $8.4 million including legal fees and interest through March 2000) to a former WWOR employee who filed suit alleging discrimination by the station. The station and its counsel believe the award to be unjustified and have filed an appeal which is expected to be heard in late 2000. It is not possible to reasonably estimate the amount, if any, which ultimately will be paid. Accordingly, no amount has been reserved in Chris-Craft's financial statements relating to this matter.

     Montrose Chemical Corporation of California, whose stock is 50% owned by Chris-Craft and 50% by a subsidiary of AstraZeneca Inc., discontinued its manufacturing operations in 1983 and has since been defending claims for costs and damages relating to environmental matters. Chris-Craft is a defendant in one of these actions. After insurance reimbursements totalling $1,174,000 in 1999, $3,611,000 in 1998 and $558,000 in 1997, Montrose-related net expenses of $1,632,000 in 1999, $1,279,000 in 1998 and $3,383,000 in 1997, are included in the accompanying Consolidated Statements of Income under the caption Interest and other income, net.

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

     In June 1990, the Federal Government and the State of California commenced an action against Montrose, Chris-Craft, and other defendants, alleging that Montrose and others released hazardous substances into Los Angeles Harbor and adjacent waters, and seeking to recover damages resulting from alleged injury to natural resources. In 1997, the Federal and State Governments stated they estimate the alleged damages at approximately $482 million. The action also seeks recovery for costs related to alleged hazardous substance contamination of the Montrose plant site in Torrance, California. A trial is scheduled for October 2000.

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

     If a court ultimately rejected Chris-Craft's defenses in one or more of the foregoing matters, under CERCLA, Chris-Craft could be held jointly and severally liable, without regard to fault, for response costs and natural resource damages. A party's ultimate liability at a site generally depends on its involvement at the site, the nature and extent of contamination, the remedy selected, the role of other parties in creating the alleged contamination and the availability of contribution from those parties, as well as any insurance or indemnification agreements which may apply. In most cases, both the resolution of the complex issues involved and any necessary remediation expenditures occur over a number of years. Future legal and technical developments in each of the foregoing matters will be periodically reviewed to determine if an accrual of reserves for possible liability would be appropriate.

     Chris-Craft is a party to various other pending legal proceedings arising in the ordinary course of business. In the opinion of management, after taking into account the opinion of counsel with respect thereto, the ultimate resolution of these other matters will not have a material effect on Chris-Craft's consolidated financial position or results of operations.

NOTE 10
INDUSTRY SEGMENT INFORMATION:

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

                                                                                                    Deferred
                                               Depreciation                                           Tax
                    Operating     Operating         and        Capital     Segment   Investment     Assets
(In thousands)       Revenues   Income (Loss)  Amortization  Expenditures   Assets     in UPN    (Liabilities)
---------------------------------------------------------------------------------------------------------------
Year Ended
 December 31, 1999
Television
 Division            $469,347     $114,726        $23,824     $19,636    $2,281,100(b)  $9,821    $   (334)
Industrial
 Division              22,200        4,204            520         945        10,943       -            211
Reconciling
 items (a)               -         (24,733)            34          45        53,942       -         24,494
---------------------------------------------------------------------------------------------------------------
                     $491,547     $ 94,197        $24,378     $20,626    $2,345,985     $9,821    $ 24,371
===============================================================================================================
Year Ended
 December 31, 1998
Television
 Division            $445,850    $109,299        $21,278     $11,347    $2,199,687(b)  $  615    $ (8,305)
Industrial
 Division              21,243       3,642            424       1,119         8,738       -            234
Reconciling
 items (a)               -        (18,271)           386          67        36,998       -         19,512
---------------------------------------------------------------------------------------------------------------
                      $467,093    $ 94,670        $22,088     $12,533    $2,245,423     $  615    $ 11,441
===============================================================================================================
Year Ended
 December 31, 1997
Television
 Division             $443,499    $113,908        $19,187     $ 7,040    $2,177,679(b)  $1,112    $ (4,330)
Industrial
 Division               21,147       2,889            359         747         9,174       -            377
Reconciling
 items (a)                -        (21,272)            22           1        39,576       -         19,306
---------------------------------------------------------------------------------------------------------------
                      $464,646    $ 95,525        $19,568     $ 7,788    $2,226,429     $1,112     $15,353
===============================================================================================================

(a)    Consists of Corporate Office and subsidiaries not included in Television Division or Industrial Division.
Related operating loss consists solely of general and administrative expenses and, accordingly, excludes nonoperating income. Related assets consist primarily of cash and marketable securities.

(b)    Includes marketable securities having an aggregate carrying value of $1,219,144, at December 31, 1999,
$1,202,070 at December 31, 1998 and $1,204,776 at December 31, 1997.



NOTE 11
SUBSEQUENT EVENTS:

     On March 16, 2000, the Board of Directors declared a 3% common stock dividend, payable in April 2000, which will increase by 3% Chris-Craft's common and Class B common shares outstanding and will also increase by 3% the number of common shares issuable upon conversion of Chris-Craft's $1.40 convertible preferred stock and upon exercise of stock options. Applicable conversion rates and exercise prices will be adjusted.

     On March 20, 2000, BHC elected to sell its 50% interest in UPN to Viacom for a $5,000,000 cash payment, under the "buy-sell" provisions of the UPN Joint Venture Agreement, which Viacom had triggered. On March 16, 2000, a New York State Supreme Court upheld Viacom's exercise of the buy-sell in a lawsuit brought by BHC that sought to enjoin the Viacom-CBS merger as a violation of the non-compete provision of the Joint Venture Agreement. The sale is expected to close by March 31, 2000.

     As a result of the sale, BHC will have no further ownership interest in the network or obligation to fund UPN's operations. BHC's eight television stations that are currently affiliated with UPN will remain affiliates after the sale. BHC expects to record a loss of approximately $10,000,000 in connection with the sale, to be reflected in results of operations for the three months ended March 31, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

CHRIS-CRAFT INDUSTRIES, INC. AND SUBSIDIARIES

LIQUIDITY AND CAPITAL RESOURCES

     Chris-Craft's financial position continues to be strong and highly liquid. Cash and marketable securities totaled $1.36 billion at December 31, 1999, and Chris-Craft has no debt outstanding. Chris-Craft's 80.0% owned television broadcasting subsidiary, BHC Communications, Inc., has expended significant funds developing United Paramount Network since UPN's inception in 1994, but cash flow provided from BHC's operating activities has exceeded such BHC funding of UPN.

     Chris-Craft's operating cash flow is generated primarily by its Television Division's core television station group. Broadcast cash flow reflects station operating income plus depreciation and film contract amortization less film contract payments. The relationship between film contract payments and related amortization may vary greatly between periods (payments exceeded amortization by $1.1 million in 1999 and by $12.3 million in 1998), and is dependent upon the mix of programs aired and payment terms of the stations' contracts. Reflecting such amounts, broadcast cash flow in 1999 increased 17%, while station earnings increased 7%, as explained below. Although broadcast cash flow is often used in the broadcast television industry as an ancillary measure, it is not synonymous with operating cash flow computed in accordance with generally accepted accounting principles, and should not be considered alone or as a substitute for measures of performance computed in accordance with generally accepted accounting principles.

     Chris-Craft's cash flow additionally reflects earnings associated with its cash and marketable securities, most of which are held by BHC. Such balances declined slightly, to $1.36 billion at December 31, 1999, from $1.42 billion at December 31, 1998. Such $55.9 million decline was incurred despite 1999 operating cash flow of $156.1 million, primarily due to the $61.3 million cash acquisition of television station WRBW, UPN funding totalling $106.6 million, capital expenditures totalling $20.6 million and Chris-Craft treasury stock purchases totalling $11.1 million.

     BHC generates most of Chris-Craft's consolidated cash flow. Parent company obligations consist solely of corporate office expenditures, current and accrued. Most parent company cash flow in recent years has been provided from the receipt by Chris-Craft of its share of special dividends paid by BHC. BHC paid a special cash dividend of $2.00 per share in February 2000, aggregating $45.0 million, of which Chris-Craft received $36.0 million. BHC also paid special $1.00 per share cash dividends in February 1999, aggregating $22.5 million, February 1998, aggregating $22.7 million, and February 1997, aggregating $23.6 million, with Chris-Craft receiving $18 million of each such amount. BHC plans to consider annually the payment of a special dividend.

     Chris-Craft, from time to time, has purchased shares of its own capital stock, including 245,500 common shares purchased during 1999 at an aggregate cost of $11,145,000. At December 31, 1999, 586,602 common shares remained authorized for purchase.

     During the period from April 1990 through December 31, 1998, BHC expended $516.5 million to purchase 6,895,590 of its Class A common shares, including 226,503 shares in 1998 from United Television, Inc., BHC's 58% owned subsidiary. No additional shares have been purchased by BHC in 1999, and 185,497 Class A shares remained authorized for purchase at December 31, 1999. During the four year period ended December 31, 1999, UTV expended $43.4 million acquiring its own common shares, of which $0.8 million was expended in 1999, and, at December 31, 1999, 721,249 UTV shares remained authorized for purchase.

     In January 1998, UTV purchased the assets of UHF television station WHSW, Channel 24, in Baltimore, Maryland for $80.2 million in cash. The station's call letters were changed to WUTB, and the station became a UPN affiliate. In July 1999, UTV purchased the assets of UHF television station WRBW, Channel 65, a UPN affiliate in Orlando, Florida, for $61.3 million in cash and possible future consideration. Chris-Craft intends to further expand its operations in the media, entertainment and communications industries and to explore business opportunities in other industries. Chris-Craft believes it is capable of raising significant additional capital to augment its already substantial financial resources, if desired, to fund such additional expansion.

     In July 1994, BHC, along with Viacom Inc.'s Paramount Television Group, formed UPN, a broadcast television network which premiered in January 1995. BHC owned 100% of UPN from its inception through January 15, 1997, when Viacom completed the exercise of its option to acquire a 50% interest in UPN. Since then, BHC and Viacom have shared equally UPN's losses and funding requirements. On March 20, 2000, BHC elected to sell its 50% interest in UPN to Viacom, and expects to close the transaction by March 31, 2000. As a result of the sale, BHC will have no further ownership interest in the network or obligation to fund UPN's operations. See Note 11. UPN incurred start-up losses of $194.7 million in 1999, $177.2 million in 1998, $170.2 million in 1997, $146.3 million in 1996 and $129.3 million in 1995. BHC funding of UPN totalled $106.6 million in 1999, $88.1 million in 1998 and $48.2 million in 1997.

     Chris-Craft's television stations make commitments for programming that will not be available for telecasting until future dates. At December 31, 1999, commitments for such programming totalled approximately $278.0 million, including $78.3 million applicable to UTV. Chris-Craft's capital expenditures generally have not been material in relation to its financial position, and the related capital expenditure commitments at December 31, 1999 (including any related to UPN) were not material. During 1999, Chris-Craft stations continued the process of converting to digital television (DTV). This conversion requires the purchase of digital transmitting equipment to telecast over newly assigned frequencies. KCOP in Los Angeles, KBHK in San Francisco and KTVX in Salt Lake City made the initial conversion to DTV signal transmission during 1999. This conversion rollout is expected to take a number of years and will be subject to competitive market conditions.

     Chris-Craft expects that its expenditures for future film contract commitments and capital requirements for its present business, including the cost to convert to DTV, will be satisfied primarily from operations, marketable securities or cash balances. As set forth in Note 9, Chris-Craft has been named as a defendant (or a "potentially responsible party") in certain actions seeking recovery for environmental damage allegedly related to (i) the activities (discontinued since 1983) of 50% owned Montrose Chemical Corporation of California ("Montrose California") and (ii) the activities of Montrose Chemical Co., a predecessor company to Chris-Craft. As further set forth in Note 9, Chris-Craft does not presently consider liability to be "probable" in any of the Montrose California related matters and believes it has been erroneously identified as a potentially responsible party and is unable to determine at this stage if it could have any liability regarding Montrose Chemical Co. Accordingly, no amount has been reserved in Chris-Craft's financial statements relating to these matters.

     Year 2000 issues had no material effect on Chris-Craft business, results of operations, or financial condition, and the compliance cost was immaterial.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Chris-Craft is subject to certain market risk relating to its marketable securities holdings, which are all held for other than trading purposes. The table below provides information as of December 31, 1999 about the U.S. Government securities which are subject to interest rate sensitivity and the equity securities which are subject to equity market sensitivity.

(In thousands)                  Cost          Fair Value
----------------------------------------------------------
U.S. Government securities   $1,149,089       $1,146,604
Equity securities            $   75,342       $   93,637

     All of Chris-Craft's marketable securities have been categorized as available for sale, and are comprised substantially of U.S.
Government securities, 98% of which mature in one year and all of which mature in 16 months.

RESULTS OF OPERATIONS - 1999 VERSUS 1998

     Chris-Craft net income in 1999 rose to $42,433,000, or $1.21 per share ($.97 per share diluted), from net income in 1998 of $29,470,000, or $.84 per share ($.67 per share diluted). The 44% increase in net income is mostly attributable to marketable securities gains.

     Television station earnings in 1999 increased 7%, to $131,808,000 from $123,123,000, and rose 10% excluding expense associated with stock price based retirement plans. The increase in station earnings primarily reflects growth in station operating revenues, which more than offset modest increases in station operating expenses. Station operating revenues rose 5%, to $459,938,000 from $436,664,000, and same station operating revenues rose 4%. Station operating revenues were positively affected by generally strong demand for television advertising time, as well as the generally positive impact of UPN's improved competitive position on the prime time results of BHC's eight UPN affiliates. Nonetheless, several BHC stations recorded lower operating revenues in 1999. Station operating revenues in 1998 include retroactive network compensation recorded by our NBC affiliate upon finalization of a long-term affiliation agreement. Such compensation was offset by certain copyright royalty revenues recorded in 1999.
The increase in station earnings was partially offset by a decline, to $8,777,000 from $10,202,000, in earnings at BHC's television production subsidiaries, and a $1.1 million increase in the corporate office expenses of BHC and UTV. Television Division operating income in 1999 accordingly rose 5%, to $114,726,000 from $109,299,000.
Excluding stock price based retirement plan expense, Television Division operating income increased 9% in 1999.

     Industrial Division operating income rose 15% in 1999, to a record $4,204,000 from $3,642,000 in 1998. The Division's operating revenues increased 5%, to $22,200,000 from $21,243,000 in 1998, and its profit margin was enhanced by improved product mix and manufacturing efficiencies.

     Consolidated operating income declined slightly, to $94,197,000 from $94,670,000, primarily due to an increase of approximately $3.2 million in corporate office stock price based retirement plan expense. Excluding all such expense, which in 1999 reflects the 54% increase during the year in the market price of Chris-Craft common stock, consolidated operating income increased 7% in 1999.

     UPN's loss in 1999 widened to $194,688,000 from $177,193,000, reflecting the expansion of the network's prime time schedule to five weekday evenings from three during most of 1998, as well as ratings shortfalls and expenses related to cancelled programs earlier in 1999. BHC's 50% share of UPN's loss accordingly rose to $97,344,000 from $88,597,000 in 1998. On March 20, 2000, BHC elected to sell its 50% interest in UPN to Viacom, and expects to close the transaction by March 31, 2000. As a result of the sale, BHC will have no further ownership interest in the network or obligation to fund UPN's operations. See Note 11.

     Interest and other income, which consists mostly of amounts earned on Chris-Craft's consolidated cash and marketable securities holdings, rose significantly in 1999, to $106,183,000 from $80,337,000. The increase reflects a $27.8 million increase, to approximately $33.1 million from approximately $5.3 million, in marketable securities gains. Interest income declined slightly in 1999, due to a modest decline in the average amount of funds invested.

     Chris-Craft's effective income tax rate reflects in both years the realization of certain income tax benefits and, in 1999, the reversal of the valuation allowance recorded in previous years, since the uncertainty of realization of those benefits has been removed.

     Minority interest reflects the interest of shareholders other than Chris-Craft in the net income of BHC, 80.0% owned by Chris-Craft at December 31, 1999, 79.96% owned by Chris-Craft at December 31, 1998 and 78.6% owned by Chris-Craft at December 31, 1997, and the interest of shareholders other than BHC in the net income of UTV, 58.1% owned by BHC at December 31, 1999, and 58.5% owned by BHC at December 31, 1998 and December 31, 1997.

RESULTS OF OPERATIONS - 1998 VERSUS 1997

     Chris-Craft net income in 1998 declined to $29,470,000, or $.84 per share ($.67 per share diluted), from net income in 1997 of $93,501,000, or $2.70 per share ($2.13 per share diluted). The decline in net income primarily reflects BHC's pretax gain of $153,933,000 recorded on the transaction through which BHC reduced its UPN ownership interest to 50% from 100%. See Note 11.

     Consolidated operating income declined just slightly, to $94,670,000 from $95,525,000, as a decline in Television Division operating income was nearly offset by a reduction in Chris-Craft corporate office expense and an increase in Industrial Division operating income.

     Television station earnings, after a small loss at station WUTB, were $123,123,000, down 2% from 1997 earnings of $125,966,000. Station group earnings in 1998 reflect increased current year and retroactive revenue resulting from a new long-term affiliation agreement at our NBC affiliate. In addition, 1998 station earnings reflect a reduction of approximately $3,300,000 in expense associated with stock price based retirement plans. Total station operating revenues rose slightly, to $436,664,000 from $434,729,000, while same station revenues, reflecting disappointing ratings in several key markets, declined less than 2%, after adjusting for the prior years' network affiliation fees. The decline in station earnings was fully offset by an increase, to $10,202,000 from $7,098,000, in earnings at BHC's television production subsidiaries. However, after WUTB goodwill amortization and a non-recurring severance expense, Television Division operating income in 1998 declined 4%, to $109,299,000 from $113,908,000 in 1997.

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

     UPN incurred a loss of $177,193,000 in 1998, compared to a loss of $170,197,000 in 1997. The network's costs increased due to the expansion of its prime time schedule to five nights a week from three. BHC's 50% share of the loss totalled $88,597,000, compared to its 1997 share of $87,430,000.

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